(LETTERHEAD OF AMERICAN EXPRESS CREDIT CORPORATION)

February 12, 2010

By Edgar Correspondence

Mr. Michael Clampitt

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:	American Express Credit Corporation
File No. 001-6908

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007

Form 10-K for the fiscal year ended December 31, 2008

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Amendment Number One to Form 10-Q for the period ended March 31, 2009

Form 10-Q for the period ended June 30, 2009

Amendment Number One to Form 10-Q for the period ended June 30, 2009

Form 8-K dated November 12, 2009

Form 10-Q for the period ended September 30, 2009

Dear Mr. Clampitt:

We refer to the comment letter dated December 31, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to David L. Yowan, Chief Executive Officer of American Express Credit Corporation (the “Company”, or “Credco”) concerning the Company’s filings referenced above.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

We appreciate the time you and your colleagues have spent in telephone conversations with the Corporate Comptroller of American Express Company (“American Express”), Joan C. Amble, along with representatives of our General Counsel’s Office, our external auditors and external counsel, most recently on January 21, 2010; we found the discussions to be very helpful. We have set forth below the text of each of the Staff’s comments in the Comment Letter, followed by the Company’s response. The Company expects that it will revise its future filings, beginning with its Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) as noted in the responses indicated below.

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

General

Comment 1

Please provide us with copies of each amendment marked to show changes from the original filing.

Response 1

We have provided a copy of each amendment marked (by underscores and strikethroughs) to show changes from the original filings. Please see the following attached exhibits:

•	Exhibit 1 - December 31, 2008 Annual Report on Form 10-K/A filed with the SEC on November 16, 2009 (the “2008 10-K/A”), marked for changes from the original Form 10-K filed on March 30, 2009;
•

Exhibit 2 - March 31, 2009 Quarterly Report on Form 10-Q/A filed with the SEC on November 16, 2009 (the “First Quarter 2009 10-Q/A”), marked for changes from the original Form 10-Q filed on May 8, 2009; and

•

Exhibit 3 - June 30, 2009 Quarterly Report on Form 10-Q/A filed with the SEC on November 16, 2009 (the “Second Quarter 2009 10-Q/A”), marked for changes from the original Form 10-Q filed on August 12, 2009.

* * * * *

Comment 2

Please change the phone number on the cover page to reflect your new phone number.

Response 2

We will provide the correct phone number (866-572-4944) on the cover page of all future Credco filings with the SEC.

* * * * *

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008

Explanatory Note Page 1

Comment 3

With regard to the explanation provided and with a view towards additional disclosure in future filings, supplementally provide us with the refinancing entrymade in 2007 that was in error (debits and credits), what the correct entry would have been (debits and credits), and, explanations for any differences in the entries. In addition, provide us with details of any other errors related to restatements. We may have further comment.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Response 3

Background:

During 2004, Credco, a US entity with the US Dollar (“USD”) as its functional currency, engaged in a foreign currency borrowing as follows:

•	Credco issued debt denominated in British Pounds (“GBP”),
•	Credco invested 100% of the proceeds in a wholly-owned foreign subsidiary, and
•	Credco designated the debt as a hedge of the net investment in the foreign subsidiary.

The debt and corresponding investment in the foreign subsidiary were set up in the Credco ledgers as a “single currency” transaction, meaning that the related debt and investment in the foreign subsidiary were expected to be denominated in the same currency. While, as discussed below, the resulting accounting was correct until a portion of the debt denominated in GBP was paid down, the original “single currency” set-up of the transaction in the Credco ledgers was not correct. The transaction should have been set up as a “multi-currency” transaction thereby enabling the correct accounting upon maturity of any portion of the debt denominated in GBP if it was refinanced in a different currency. This incorrect set-up and its ramifications are more fully described below.

Financial Statement Implication:

As noted above, the debt and corresponding investment in a foreign subsidiary were set up incorrectly in 2004 in Credco’s ledgers. However, the incorrect set-up did not cause any error in the financial statements until September 2007, when a portion of the GBP debt was refinanced with USD debt. After the refinancing, the incorrect set-up caused an automated bookkeeping entry to periodically remeasure the entire original amount of GBP debt through Foreign Currency Translation Adjustments (FCTA), which is included in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets, with the corresponding refinanced portion being incorrectly charged to foreign currency transaction (loss) gain, which is included in Other Revenues in the Consolidated Statements of Income. If the transactions had been set up correctly as a multi- currency transaction, following refinancing of a portion of the GBP debt only the portion remaining as GBP debt would have been periodically remeasured through FTCA and there would have been no charge to the income statement for foreign translation gains and losses from the portion of the original debt refinanced into USD.

The total net amount of the incorrect charges to Other Revenues due to this incorrect set-up was a $180 million net debit on a pre-tax basis from September 2007 through September 2009, of which $45 million occurred in the quarter ended September 30, 2009 and was corrected prior to the filing of the financial statements included in Credco’s Quarterly Report on Form 10-Q for the period ending September 30, 2009. Therefore, the cumulative incorrect charge corrected in the restatement was $135 million, as noted in our proposed disclosure below.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Below is a table showing the error in Other Revenues by quarter and by year.

(Overstatement)/ Understatement -$ in millions	Total	2009			2008					2007
		FY	Q2	Q1	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3
Other Revenues	$135	$(55)	$(60)	$5	182	$135	$42	$7	$(2)	8	$10	$(2)
Avg GBP/USD Exchange Rate			1.56	1.44		1.52	1.89	1.98	1.99		2.04	2.01

Detection of the Error:

The error was detected by management in the third quarter of 2009, which is discussed further in the subsequent paragraph, and immediately researched, addressed and remediated. The issue was at this same time brought to the attention of our internal and external auditors. Management did not identify the error earlier for the following reasons:

•

As described above, the periodic impact of the incorrect entries was to debit (credit) Other Revenues (foreign currency transaction loss (gain)) and credit (debit) FCTA. The income statement impact appeared to be a foreign currency exposure to Credco’s risk management team. Because it was not known at this time that the perceived exposure was incorrect, the risk management team executed foreign currency forward contracts to hedge the perceived exposure. The foreign currency forward contracts were measured at fair value with changes in fair value recognized in Other Revenues (foreign currency transaction gains), which exactly offset the erroneous debit to Other Revenues. For this reason, no income statement volatility was detected.

•

The other side of the erroneous entry (the credit (debit) to FCTA), when combined with the appropriate amount of FCTA recorded on the remaining outstanding GBP debt, resulted in a periodic entry to FCTA that continued to serve to offset the impact to FCTA of the translation of the net investment in the foreign subsidiary. For this reason, no FCTA volatility was detected.

•	Upon our research and review, we have found that the reconciliation of the Credco FCTA balances had a design flaw and did not detect the incorrect FCTA amounts. This has been corrected.

During the course of 2009, the accounting support for Credco moved from local treasury operations in Delaware to corporate controllership operations in Connecticut. Also during this time (August 2009), the second tranche of GBP debt was set to mature. This was a unique transaction for a new team performing the work, which caused a fresh look at the accounting implications of maturity of the debt. Upon further research, management identified the incorrect 2004 set-up and the resulting financial statement error that began with the first maturity and refinancing of GBP debt in September 2007.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Future Disclosure:

The Company will include the following disclosure in an Explanatory Note in the MD&A in its 2009 10-K:

As disclosed previously, the Company restated its financial statements and filed an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, and amended Quarterly Reports on Form 10-Q/A for the periods ended March 31 and June 30, 2009. The restatement was to correct errors in the translation of foreign currency balances related to an investment in a consolidated foreign subsidiary. These errors resulted in:

•	Incorrect transaction losses of $135 million being recorded in Other Revenues in the Consolidated Statements of Income from September 2007 through June 2009; and
•	Corresponding incorrect credits in Foreign Currency Translation Adjustments in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets over the same period.

We will retain this disclosure in subsequent filings until the material weakness in internal control over financial reporting related to the restatement has been remediated and disclosed as no longer being a material weakness.

Please see our response to Comment 9 for discussion of improvements being made to our internal controls to address these accounting errors and our proposed disclosure regarding controls that we plan to include in our response to Item 9A in the 2009 10-K.

As discussed and agreed with the Staff on January 21, 2010, the response above to Comment 3 will also serve as our response to Comments 5, 6, 7 and 8.

* * * * *

Comment 4

We note you have not restated any of your quarterly reports for 2007 and 2008 but that you state in the first paragraph that you are restating as part of your amended Form 10-K “certain financial and other quarterly information previously issued in its Quarterly Reports”. Please provide to us and undertake to include in your future filings an explanation of whether your failure to amend the Quarterly Reports is based on your determination that the errors were not material to each quarter or whether it is based on some other determination.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Response 4

The correction of the errors in accounting described in paragraphs two and three in the “Explanatory Note” section on page 1 of the 2008 10-K/A also resulted in the filing of the First Quarter 2009 10-Q/A and the Second Quarter 2009 10-Q/A.

However, Credco made a determination not to issue amended Quarterly Reports on Form 10-Q/A for the quarterly periods in the years ended December 31, 2008 and 2007. This determination was based on guidance provided by the Chief Accountant of the Division of Corporation Finance in a letter released in January 2007 titled “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” (the “Chief Accountant’s Letter”). It is our understanding that the guidance provided in the Chief Accountant’s Letter has subsequently been applied by registrants when restating previously issued financial statements for errors relating to matters other than stock option accounting, and that the

Division of Corporation Finance would not require the amendment of previously issued interim financial statements and related MD&A if the registrant amends its most recently issued Form 10-K and includes in that amendment certain additional disclosures regarding the interim periods covered in such Form 10-K.

Credco considered the guidance outlined in the Chief Accountant’s Letter and believes that amending its December 31, 2008 Annual Report on Form 10-K and providing the additional disclosures, which we have done, regarding each of the quarterly periods in the fiscal years ended December 31, 2008 and 2007 that were impacted by the errors in accounting (rather than amending each of the previously issued Quarterly Reports on Form 10-Q) provide the readers of Credco’s financial statements with a complete understanding of the impact of the errors for all periods affected.

In order to assist the Staff in understanding Credco’s application of the guidance in the Chief Accountant’s Letter, the list of items (i) through (x) below summarizes the additional disclosures outlined in the Chief Accountant’s Letter, followed in each case by a paragraph or paragraphs describing where those disclosures can be found in Credco’s 2008 10-K/A.

Items (i) through (x) below are direct excerpts from the Chief Accountant’s Letter

(i)	An explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment.

An explanatory note discussing the reason for the amendment is included on pages 1 and 2 in the 2008 10-K/A.

(ii)	Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated as necessary and with columns labeled “restated”.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Selected Financial Data for the most recent five years with columns labeled “restated” is included on page 19 in the 2008 10-K/A.

(iii)

MD&A as required by Item 303 of Regulation S-K, based on restated annual and quarterly financial information, explaining the company’s operating results, trends and liquidity during each interim and annual period presented. Discussions relative to interim periods may be incorporated into annual-period discussions or presented separately.

MD&A discussion required by Item 303 of Regulation S-K for the annual periods ended December 31, 2008 and 2007 has been updated, as shown with page number references below, for the impact of the restatements. In addition, any item in the MD&A discussion for any interim period in the years ended December 31, 2008 and 2007 that required material change from the discussion included in the corresponding previously filed Quarterly Report on Form 10-Q has been updated and included in the respective area along with the annual MD&A discussion.

Following are the updated disclosures:

Page 7 – Note (d): “The loss reserve as a % of receivables for the nine months ended September 30, 2008 was 3.2% (restated); for the six months ended June 30, 2008 was 3.1% (restated) and for the three months ended March 31, 2007 was 2.9% (restated). For all other quarterly periods in 2008 and 2007, the loss reserve as a % of receivables did not change from amounts previously disclosed.”

Page 9 – Under the “Due from Affiliates” heading:

“At December 31, 2008 and 2007, due from affiliates was $3.7 billion and $2.5 billion, respectively. These amounts relate primarily to a timing difference resulting from the purchase of cardmember receivables net of remittances from TRS, which are settled in the subsequent month in the normal course of business.”

Pages 20 to 22 – The entire “Restatement” section at the beginning of Item 7, which includes the impact of the restatement on the financial statement line items discussed in the MD&A and precedes the discussions excerpted below from pages 32, 33, and 33 and 34.

Page 31 – Note (a) to the table listing Credco’s and American Express’ ratio of earnings to fixed charges: “The ratio of earnings to fixed charges for Credco has been restated for the effect of the correction of the errors in accounting as discussed in “Explanatory Note.”

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Page 32 – Under the “Results of Operations” heading:

“Credco’s consolidated net income rose 19 percent to $864 million for the year ended December 31, 2008, as compared to the year ended December 31, 2007.

The year-over-year increase was primarily due to a decrease in interest expense, provisions for losses, net of recoveries and loan service fees and an increase in interest income earned on loans to affiliates, partially offset by a decrease in discount revenue earned from purchased cardmember receivables and loans, and a decrease in interest income from investments. A portion of the increase in net income was also due to the year-over-year increase in other revenues for the reasons described below.”

Page 33 –Under the “Other Revenues” subheading:

“Other revenues increased from $16 million for the year ended 2007 to $203 million for the year ended 2008, from $5 million for the nine months ended September 2007 to $40 million for the same period in 2008, from $5 million for the six months ended June 2007 to $10 million for the same period in 2008, with all variations primarily as a result of the change in value of foreign exchange forward contracts. Other revenues for the three months ended March 31, 2007 were $4 million as compared to nil for the same period in 2008.”

Pages 33 to 34 – Under the “Income Taxes” subheading:

“Credco’s effective tax rate for the years ended December 31, 2008, 2007 and 2006, was 13.3 percent, 7.6 percent and 13.2 percent, respectively. The effective tax rate was higher in 2008 as compared to 2007 primarily due to the attribution and change in the geographic mix of pretax income among various jurisdictions. The effective tax rate was lower in 2007 as compared to 2006 primarily as a result of an increase in the benefits related to its ongoing funding activities outside the United States.”

(iv)	Audited annual financial statements for the most recent three years restated as necessary and with columns labeled “restated”.

Included on pages F-1 through F-36 in the 2008 10-K/A are the audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008. All relevant columns or specific line items in the consolidated financial statements and footnotes have been labeled “restated”.

(v)	If interim period information for the most recent two fiscal years as required by Item 302 of Regulation S-K is required to be restated, the information

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

presented for the balance sheets and statements of income should be in a level of detail consistent with Regulation S-X Article 10-01(a)(2) and (3), and appropriate portions of 10-01(b) and with columns labeled “restated”. Note that there is no need to present cash flow information as it is not required by Item 302.

Included in Note 15 to the Consolidated Financial Statements “Quarterly Financial Data (Unaudited)”on pages F-29 through F-36 in the 2008 10-K/A are the Consolidated Statements of Income and Consolidated Balance Sheets for each interim period in the years ended December 31, 2008 and 2007 that were affected by the errors. These interim period financial statements are presented in a level of detail consistent with Regulation S-X Article 10-01(a)(2) and (3), and appropriate portions of 10-01(b), and include a column labeled “As Previously Reported” alongside a column labeled “Restated”.

(vi)

Footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis for each material type of error separately, within and for the periods presented in the financial statements (audited), in selected financial data, and in the interim period information.

As discussed with the SEC staff, there is only one material error in the restated financial statements and it relates to the Credco “multi-currency” transaction described more fully in our response to Comment 3. Once we made the decision to restate for this material error, other immaterial items were adjusted as well. With respect to the annual periods ended December 31, 2008 and 2007, Credco has included a discussion of each type of error (including the financial statement line item impacted by the error) and a summary table that highlights the change in the reported balance for each financial statement line item affected. These disclosures are included in the “Restatement” section of Item 7 on pages 20 through 22 and in Note 1 to the Consolidated Financial Statements “Restated Financial Results” on pages F-7 and F-8 in the 2008 10-K/A.

As described in item (v) above, with respect to each quarterly period in the years ended December 31, 2008 and 2007 that were affected by the errors in accounting, Credco included in Note 15 to the Consolidated Financial Statements “Quarterly Financial Data (Unaudited)” on pages F-29 through F-36 in the 2008 10-K/A, the Consolidated Statements of Income and Consolidated Balance Sheets with a column labeled “As Previously Reported” alongside a column labeled “Restated”. We believe this presentation allows the reader to determine the line-by-line impact of the correction of each error to the quarterly consolidated financial statements.

With respect to Selected Financial Data, included in note (a) to the table on page 19 in the 2008 10-K/A is a reference to Item 7 and the respective notes in the

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

consolidated financial statements where the reader can obtain details about the restated financial data, as described in the two preceding paragraphs.

(vii)	The disclosure referred to in the Chief Accountant’s September 19, 2006 letter that applies to your restatement.

This disclosure is not applicable as the disclosures recommended in the Chief Accountant’s September 19, 2006 letter are specific to restatements involving errors in accounting related to stock option grants.

(viii)	Audited financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

This disclosure is not applicable as the Credco restatement did not have a cumulative adjustment to opening retained earnings.

(ix)	Audited financial statement footnote disclosure of the restated stock compensation cost.

This disclosure is not applicable as the request for disclosure is specific to restatements involving errors in accounting related to stock option grants.

(x)	Appropriate revisions, if necessary, to previous disclosure under items 9A and 9B.

Item 9A was updated taking into consideration the deficiency in Internal Control over Financial Reporting that resulted in the material error requiring restatement of Credco’s previously issued financial statements. Disclosure was made that Credco determined that the control deficiency was determined to be a material weakness. Please see pages 38 to 40 of the 2009 10-K/A. No changes were required to Item 9B, which relates to information required to be disclosed in a report on Form 8-K during the fourth quarter of the year.

Based on the comments above, we believe we have satisfied the requirements set forth in the Chief Accountant’s Letter and do not believe additional disclosures in future filings are necessary to assist a reader of the consolidated financial statements to more easily and fully understand the impact of the restatement. Prior to filing the 2008 10-K/A, we confirmed this interpretation with our external auditors, PricewaterhouseCoopers LLP, and our external counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”).

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Comment 5

We note your explanation, in the second paragraph, of how the “error” was made. Please provide to us and undertake to include in your future filings, a detailed explanation, understandable to an investor, including but not limited to the following:

•	the nature of the errors in the “initial set up” of the subsidiary in 2004;
•	how the errors were made;
•	explain what you mean by an “automated bookkeeping entry” and discuss the extent to which “automated” entries are subject to internal controls and external audit;
•	how the errors went unnoticed by you and your auditors from 2004 until November 2009;
•	explain why neither you nor your auditors noticed the change in this entries in beginning in 2007 when you refinanced the investment in the foreign subsidiaries;
•	what led you to discover the errors in the course of preparing quarterly financial statements 2009; and
•	how the errors were discovered.

Response 5

Please see our response to Comment 3 above.

* * * * *

Comment 6

We note your explanation, in the second paragraph, of how the “incorrect automated bookkeeping entry” caused misstatements in your financial statements involving “other revenues” and other comprehensive income. Please provide to us and undertake to include in your future filings, identification of all misstatements in your financial statements.

Response 6

Please see our response to Comment 3 above.

* * * * *

Comment 7

We note your reference in the third paragraph that the restatement includes “certain other unrelated immaterial errors” and “an asset line item reclassification.” Please provide to us and undertake to include in your future filings, detail regarding each of the errors including but not limited to the following:

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

•	identify each of the errors;
•	explain how the “error” was made;
•	disclose how and when you discovered each error;
•	quantify the effects, individually and in aggregate of each error on your financial statements; and provide analysis of the basis for your determination that the error is not material.

Response 7

Please see our response to Comment 3 above.

* * * * *

Comment 8

We note that you disclose in the fourth paragraph the aggregate effect of all of your errors on misstatements in your annual reports and quarterly reports. Please provide to us and undertake to include your future filings, a table disclosing the effect of each of your “errors” on the net income in each of your reports (annual and quarterly).

Response 8

Please see our responses to Comments 3 and 4 above.

* * * * *

Comment 9

Please provide to us and undertake to include in your future filings, analysis of how you have changed your disclosure controls and procedures and internal control over financial reporting as well as auditing procedures in response to these material misstatements in your financial disclosure.

Response 9

Set forth below is Credco’s proposed disclosure in response to Item 9A in its 2009 10-K, which reflects the additional information included in this letter regarding the accounting errors reflected in the 2008 10-K/A and the additional information regarding Credco’s remedial efforts in response to the errors [principal revisions to Item 9A in the 2008 10- K/A are indicated below in bold, bracketed statements]:

Item 9A(T). CONTROLS AND PROCEDURES

Credco maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the SEC’s

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by Credco in its Exchange Act reports is accumulated and communicated to Credco’s management including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Credco’s management, with the participation of Credco’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Credco’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, Credco’s Chief Executive Officer and Chief Financial Officer have concluded that Credco’s disclosure controls and procedures were not effective as of December 31, 2009 due to the material weakness identified and described below.

Management’s Report on Internal Control over Financial Reporting

The management of Credco is responsible for establishing and maintaining adequate internal control over financial reporting. Credco’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Credco;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Credco are being made only in accordance with authorizations of management and directors of Credco; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Credco’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Credco’s management assessed the effectiveness of Credco’s internal control over financial reporting as of December 31, 2009. In making this assessment, Credco’s management used the criteria set forth by the Committee of Sponsoring

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Organizations of the Treadway Commission (COSO) in Internal Controls — Integrated Framework. Based on management’s assessment and those criteria, management has concluded that, as of December 31, 2009, Credco’s internal control over financial reporting was not effective because of the material weakness described below.

[The following paragraph is revised from the error description in the 2008 10-K/A]

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed previously, the Company restated its financial statements and filed an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, and amended Quarterly Reports on Form 10-Q/A for the periods ended March 31 and June 30, 2009. The restatement was to correct errors in the translation of foreign currency balances related to an investment in a consolidated foreign subsidiary. These errors resulted in:

•	Incorrect transaction losses of $135 million being recorded in Other Revenues in the Consolidated Statements of Income from September 2007 through June 2009; and
•	Corresponding incorrect credits in Foreign Currency Translation Adjustments (“FCTA”) in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets over the same period.

Following a review of its controls and processes, Credco’s management has determined that it did not maintain effective controls over processes to accurately record and subsequently monitor certain of its investments in consolidated foreign subsidiaries with funding structures similar to the structure in which the error occurred. This deficiency resulted in restatements of the financial statements for the fiscal years ended December 31, 2008 and 2007, including each of the quarterly periods in fiscal year 2008 and the third and fourth quarters in fiscal year 2007, and for the first and second quarters in 2009. Accordingly, Credco’s management concluded that this deficiency constitutes a material weakness.

Credco is a non-accelerated filer under applicable SEC rules and elected deferral under item 308-T of Regulation S-K. As such, this annual report does not include an attestation report by PricewaterhouseCoopers LLP, Credco’s independent registered public accounting firm, regarding internal control over financial reporting. Management’s report was not subject to attestation by Credco’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Credco to provide only management’s report in

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

this annual report.

Pursuant to Item 308T(a) of Regulation S-K, this Management’s Report on Internal Control Over Financial Reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

Remediation Steps to Address Material Weakness in Internal Controls

[This section is revised from the remediation description in the 2008 10-K/A]

Credco has reviewed its processes and controls for recording and monitoring its investments in consolidated foreign subsidiaries and has determined that the error was limited to a discrete number of similar transactions (specifically three funding structures related to its investments in certain consolidated foreign subsidiaries).

Credco has performed a detailed review of each of these investment funding structures and has determined there have been no other errors in accounting and management therefore believes that, as of the date of this Form 10-K, the consolidated financial statements included herein fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

To address the control deficiency described above, Credco instituted the following new controls:

•	Cross–training of Credco accounting personnel and introduction of more senior personnel to the accounting and control processes
•	Enhanced cross-functional review of foreign currency exposures
•	Quarterly monitoring of funding structures related to its investments in foreign subsidiaries to ensure they are being properly accounted for at inception, post-inception and upon maturity
•	Redesign of the account reconciliation process for FCTA
•	Enhanced monitoring of control effectiveness by American Express internal control specialists; and
•	Reinforcement of the requirement for new, similar transactions to be escalated for senior level and subject matter expert review.

Testing of the effectiveness of the recently instituted controls is ongoing. As a result, Credco’s management believes the material weakness has not yet been fully remediated.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Changes in Internal Control over Financial Reporting

Other than the remediation measures discussed above, there were no changes to Credco’s internal control over financial reporting that occurred during the fourth quarter ended December 31, 2009 that would have a material effect, or are reasonably likely to have a material effect, on Credco’s internal control over financial reporting.

* * * * *

Comment 10

Please provide to us and undertake to include in your future filings, discussion of possible repercussions from your errors and misstatements. For instance, we note the following:

•	you stated in each of the annual reports that “management has concluded that “Credcos internal control over financial reporting is effective,”
•	your Chief Executive Officer and your Chief Financial Officer each certified with respect to each of the annual and quarterly reports as to their
•	responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting; and
•

your Chief Executive Officer and your Chief Executive Financial Officer each certified regarding the information in the reports “fairly present in all material respects the financial conditions and results of operations of the company.

Please discuss your exposure to litigation relating to overstatement in your Form 10Q for the second quarter of 2009 of income for the second quarter of 2009 of $68 million when the actual income was only $27 million (compared to net income of $253 million in the second quarter of 2008).

Response 10

Credco believes, with the concurrence of its external counsel, Cleary Gottlieb, that any evaluation of the possible repercussions of the errors identified in the recent restatement should be viewed in context. Credco is a finance subsidiary of American Express that provides intercompany funding to American Express affiliates. Credco funds its operations primarily through the debt capital markets by the issuance of, among other things, unsecured commercial paper and unsecured term debt, both domestically and outside the United States. Credco's equity is wholly-owned, indirectly, by American Express. Credco's public investor base, as a consequence, is made up wholly of debt investors. Credco believes that the primary concern of a debt investor is not the size of an issuer’s balance sheet or income statement, per se, but rather how each reflect the issuer’s ability to service and ultimately repay its debt obligations. In that context, Credco believes that the key metric on which debt investors (and the rating agencies that

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

rate such an issuer’s debt) focus is the ratio of earnings to fixed charges. As detailed in the table appearing on page 22 of Credco's 2008 10-K/A, the correction of the errors identified in the restatement had no effect on the ratio of earnings to fixed charges in 2007 and, with respect to 2008, the ratio improved as a consequence of the correction from 1.50 to 1.62. With respect to the six-month period ended June 30, 2009, the correction of the error did result in a decline in Credco's ratio of earnings to fixed charges from 1.66 to 1.51; however, the ratio was, in either case, well above Credco's required benchmark ratio of 1.25.

Please see table below.

	Ration of Earnings to Fixed Charges
	2008	6 Months Ended 6/30/09
Benchmark	1.25	1.25
Reported	1.50	1.66
Restated	1.56	1.51

This benchmark is set to ensure that Credco has adequate positive cash flow to support the payment of interest and principal on its debt obligations. Please note that no adverse ratings actions were taken following the filing by Credco of the 2008 10-K/A, the First Quarter 2009 10-Q/A or the Second Quarter 2009 10-Q/A, and Credco has not observed any negative reaction by investors following the filings nor has Credco observed a material decline in the trading prices of Credco's debt securities since the restatement. Based on the foregoing considerations, Credco believes that the misstatements corrected in the recent restatement do not present a material risk of negative repercussions that would be required to be disclosed in its future filings.

* * * * *

Comment 11

Please provide to us and undertake to include in your future filings, discussion of how you were otherwise affected by these errors including but not limited to, your tax payments and your compensation to executive officer and directors. In this regard, advise us if the compensation of the named executives and directors has been or will be affected by the restatements for 2007, 2008 and/or 2009.

Response 11

The results of operations of Credco and its parent, American Express Travel Related Services, Inc. (“TRS”), are included in the consolidated US federal income tax return of American Express. Under an agreement with TRS, Credco recognizes a provision for income taxes on a separate company basis and makes payments to TRS for its current

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

federal income tax liability. The impact of correcting the errors resulted in additional taxable income at the Credco entity level. As such, the provisions for income taxes for the affected periods were restated and an intercompany tax payment of approximately $62 million was due to TRS for the cumulative tax effect of the correction of the errors through September 30, 2009. This adjustment was recorded in the third quarter of 2009 and settled in the following quarter and will be reflected in Credco’s financial statements included in the 2009 10-K.

Neither the impact of the errors on the financial performance of Credco in the affected periods nor the impact of the restatement on Credco's results in such periods affected or will affect the compensation decisions with respect to Credco’s officers and directors. As an issuer that is a wholly-owned subsidiary of another reporting issuer, in accordance with Form 10-K General Instruction (I)(2)(c), Credco does not include disclosure with respect to its executive officers and directors or their compensation. Accordingly, Credco does not believe that any additional disclosures should be required in future filings.

* * * * *

Business Page 3

Comment 12

Please provide to us and undertake to include in your future filings, an explanation of the purpose of American Express using a wholly owned subsidiary of a wholly owned subsidiary to finance its credit card and charge card business instead of doing so directly.

Response 12

In preparing our revisions to the disclosure included in the second paragraph under “Business—General Nature of Credco’s business in response to your Comment 12, we have removed the generalized descriptions of Credco’s funding techniques, which we believe are fully addressed elsewhere in the 2008 10-K/A (see, e.g., “business—Sources of funds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated capital Resources and liquidity—funding Strategy”)

The paragraph below describes the purpose of American Express using a wholly-owned subsidiary (Credco) of a wholly-owned subsidiary (TRS) to finance its credit card and charge card business. Credco will add the following disclosure as the first paragraph under “Business—General Nature of Credco’s Business” in future filings:

As noted above, Credco engages in the business of financing cardmember receivables of its affiliates. The use of a centralized funding source for assets originated by affiliated entities is common among many large corporations like American Express, providing operational efficiency in the form of a single point

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

of issuance to investors in the capital markets. Because its business operations have the limited scope of providing funding to its card-issuing affiliates, Credco’s results remain separate from other sources of volatility and risk inherent in the businesses of American Express and its other affiliates, making credit evaluations by investors and rating agencies less complex. The separation of Credco from American Express and its other affiliates also allows American Express to provide Credco with financial support in the form of maintenance of its minimum overall 1.25 fixed charge coverage ratio, which is achieved by adjusting the discount rates on the purchases Credco makes from, and the interest rates on the loans Credco provides to, TRS and other American Express subsidiaries.

* * * * *

General Nature of Credco’s Business, page 4

Comment 13

Please provide to us and undertake to include in your future filings, a more detailed discussion of the second paragraph that addresses the following:

•	revise the first sentence to indicate whether you approved the amendment of the Agreement or whether American Express did so unilaterally;
•	discuss the advantages and disadvantages to you of the amendments;
•	explain the reasons for American Express seeking “flexibility” to use other subsidiaries and other means for financing its business.

Response 13

The disclosure included in the second and third paragraphs under “Business—General Nature of Credco’s Business” will be revised as follows in future filings, in response to each of the bulleted points above.

In October 2008, as part of American Express’ strategy to increase its flexibility in funding U.S. consumer and small business charge card receivables, Credco and each of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) (together, the Banks) mutually agreed to amend their respective Receivables Agreements. The previous agreements called for the Banks, which issue American Express' U.S. consumer and small business charge cards, to sell all unsecuritized receivables related to spending on those cards to Credco. The amended agreements will give the Banks the flexibility to continue to sell the receivables to Credco or to retain the receivables and fund them from their own sources, which aligns with American Express’ strategy to maintain access to a range of funding sources in order to obtain price efficient funding for its businesses. The new arrangements between Credco and the Banks will have no impact on Credco’s funding of U.S. corporate charge card receivables and charge card receivables outside the United States.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

The amendments to the Receivables Agreements have led to a material reduction of purchases of cardmember receivables from the Banks. This reduction in volume has resulted in a reduction in Credco’s issuances in the debt capital markets and in particular its reliance on short term borrowings. However, a decline in Credco’s debt issuances, all else equal, should not have an adverse affect on Credco’s performance and could serve to strengthen Credco’s balance sheet metrics, which could be beneficial to Credco in the event the markets in which it traditionally borrows become stressed as to pricing or liquidity, or both, as recently occurred in the period from late 2007 through early 2009. The amended agreements could result in increased volatility in the volume of Credco’s purchases of receivables, and thus its operating metrics that are volume-driven, including net income. However, other measures of profitability which Credo believes to be important to debt investors, such as the fixed charge coverage ratio and margins, are generally not materially impacted by a reduction in purchased receivables volume.

* * * * *

Comment 14

We note your discussion in the second paragraph that you have “traditionally” financed the purchase of receivables “principally”. Please provide to us and undertake to include your future filings, a through and current discussion of all of your financing techniques including but not limited to whether you have issued any asset backed securities during the past three years.

Response 14

Credco has included a discussion of all of its financing techniques under “Business—Sources of Funds” on page 9 of the 2008 10-K/A and under “Management Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Capital Resources and Liquidity—Funding Strategy” on pages 27-30 of the 2008 10-K/A. We have not reproduced the disclosure included in MD&A below due to its length. Credco undertakes to include in future filings a cross-reference to the longer discussion of its funding strategies included in the MD&A in its disclosure under “Business—Sources of Funds” as set forth below.

Credco does not issue asset backed securities, neither currently nor in the past.

* * * * *

Credco's revised disclosure under “Business—Sources of Funds” is as follows:

Credco's business is financed by short-term borrowings consisting principally of commercial paper, borrowings under bank credit facilities in certain international markets, and issuances of U.S. and non-U. S. dollar short-term and

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

long-term borrowings, as well as through operations and intercompany borrowings. Historically, short-term borrowings consisted of commercial paper. Since September 2008, Credco's reliance on commercial paper as a funding source has diminished considerably. This short-term source has not been replaced with other types of short term debt as Credco' s funding needs have decreased because of the reduction of receivable purchases due to the amendment to the Receivables Agreements discussed previously, and to a lesser extent to a reduction in purchases resulting from lower cardmember spending in the fourth quarter of 2008 compared to the same period a year ago. For a more detailed discussion of Credco's funding strategies, see also, "Managements Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Capital Resources and Liquidity—Funding Strategy."

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Cardmember Receivables, page 7

Comment 15

Please provide to us and undertake to include in your future annual filings, your card member receivables balance, loss reserve balance and other related credit information for each of the last five years.

Response 15

Please find below five years of information as requested. We will include a similar table with five years of information in future annual filings.

Years ended December 31, (Millions, except percentages)	2008	2007	2006	2005	2004
Total cardmember receivables	$ 10,859	$ 26,233	$ 27,506	$24,331	$21,829
Loss reserves	$ 204	$ 831	$ 739	$ 671	$ 555
as a % of receivables(a)	1.9%	3.2%%	2.7%%	2.8%%	2.5%
Average life of cardmember receivables (in days)(b)	33	34	32	32	32

Cardmember receivables – 180 day write-off (a)	$ 2,444
30 days past due as a % of total(a)	2.6%
Average receivables(a)	$ 11,413
Write-offs, net of recoveries (a)	$ 893
Net write-off rate (a)	7.8%

Cardmember receivables – 360 day write-off	$ 8,415	$ 26,233	$ 27,506	$24,331	$21,829
90 days past due as a % of total	2.8%	4.1%	3.3%	3.3%	2.1%
Write-offs, net of recoveries	$ 146	$ 658	$ 525	$ 579	$ 471
Net write-off rate (c)	0.12%	0.23%	0.19%	0.22%	.0.20%

(a) In the fourth quarter of 2008, American Express revised the time period in which past due cardmember receivables for its U.S. Card Services segment are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past due. Credco’s receivables subject to 180 day write-off and the related net write-off rate, which reflects write-offs, net of recoveries expressed as a percentage of the average amount of cardmember receivables owned by Credco at the beginning of the year and at the end of each month in each of the years indicated, are reflected above, and includes $257 million of net write-offs as result of the methodology change. See further discussion in Notes 2 and 3 of the Consolidated Financial Statements. Information prior to 2008 is not provided for accounts subject to 180 day write-off as t his policy was not then in effect.

(b) Represents the average life of cardmember receivables owned by Credco, based upon the ratio of the average amount of both billed and unbilled receivables owned by Credco at the end of each month, during the years indicated, to the volume of cardmember receivables purchased by Credco.

(c) Credco’s write-offs, net of recoveries, expressed as a percentage of the volume of cardmember receivables purchased by Credco in each of the years indicated.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

* * * * *

Reserves for Cardmember Receivables and Cardmember Loans, page 8

Comment 16

Please provide to us and undertake to include in your future annual filings, changes in your reserve for loss [for each of the last five years].

Response 16

Please find below five years of information as requested. We will include a similar table in future annual filings.

Years ended December 31, (Millions)	2008	2007	2006	2005	2004
Reserve for losses:
Balance at beginning of year	$841	$749	$686	$610	$737
Additions:
Provisions for losses (a)	641	842	589	662	815
Other credits (b)	46	14	11	552	53
Deductions:
Accounts written-off (a) (c)	1,204	666	532	600	841
Other charges (d)	106	98	5	538	154

Balance at end of year	$218	$841	$749	$686	$610

Reserve for losses as a % of gross cardmember receivables and loans owned at year-end	1.9%	3.1%	2.6%	2.7%	2.6%

(a)	Includes recoveries on accounts previously written-off of $144 million, $175 million, $158 million, $172 million and $187 million in 2008, 2007, 2006, 2005 and 2004, respectively.
(b)	Reserve balances applicable to new groups of cardmember receivables and loans purchased from TRS and certain of its subsidiaries and participation interests purchased from affiliates.
(c)	The net write-offs for 2008 include approximately $257 million resulting from the 180 day write-off methodology change discussed previously.
(d)	Primarily relates to reserve balances applicable to certain groups of cardmember receivables and participation interests sold to affiliates.

* * * * *

Risk Factors, page 11

Comment 17

Please provide to us and undertake to include in your future filings, a risk factor relating to litigation or regulatory action relating to your material misstatement in your annual reports for 2007 and 2008 and your quarterly reports for 2007, 2008 and 2009.

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Response 17

As noted in Credco's response to Comment 10 above, Credco believes, with the concurrence of its external counsel, Cleary Gottlieb, that the misstatements corrected in the recent restatements do not present a material risk of negative repercussions that would be required to be disclosed in its future filings.

* * * * *

Comment 18

Please provide to us and undertake to include in your future filings, a risk factor relating to American Express having total control of your company as the sole shareholder of one hundred percent of your stock.

Response 18

Credco will include the following risk factor in future filings related to Credco’s relationship with American Express as an indirect wholly-owned subsidiary of American Express. The risk factor that Credco intends to include in the 2009 10-K is shown below.

Credco is an indirect wholly owned subsidiary of American Express and therefore subject to strategic decisions of American Express and affected by American Express' performance.

Credco is fundamentally affected by its relationship with American Express. As an indirect wholly-owned subsidiary of American Express, Credco is managed by officers and employees of American Express and Credco is subject to a wide range of possible strategic decisions that American Express may make from time to time. Those strategic decisions could include the level and types of financing Credco provides to support the business of American Express and its subsidiaries and the level and types of transactional or other support made available to Credco by American Express. In addition, circumstances affecting American Express can significantly affect Credco. For example, Credco's debt ratings are closely tied to those of American Express, and when rating agencies take actions regarding American Express' ratings, they may take the same actions with respect to Credco's ratings. Significant changes in American Express' strategy or its relationship with Credco or material adverse changes in the performance of American Express or its other subsidiaries could have a material adverse effect on Credco. The outstanding debt and other securities of Credco are not obligations of American Express, TRS or other American Express subsidiaries.

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Comment 19

Please provide to us and undertake to include in your future filings, a revised risk factor relating to your dependence on the Card issuers, on page 15, to address the risks from the change in your agreements with the Banks which gave the Banks discretion to retain or sell receivables to you.

Response 19

In response to the Staff’s comment, Credco will revise the risk factor relating to its dependence on the Card issuers substantially as follows in its 2009 10-K (the second paragraph is new):

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables.

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables. Credco and American Express Overseas Credit Corporation Limited (AEOCC), a wholly-owned subsidiary of Credco, are parties to receivables purchase agreements from the Card Issuers. These receivables agreements generally require that non-interest and interest-bearing receivables be purchased at discount rates that are negotiated and determined at the time of purchase based upon the nature of the receivables. Credco and AEOCC are dependent upon these contractual arrangements. Lower levels of cardmember receivables and loans generated by the Card Issuers from which Credco and AEOCC purchase receivables would result in a reduction in the level of finance operations and a reduction in revenues and net income of Credco and AEOCC.

In October 2008, Credco and each of FSB and Centurion Bank mutually agreed to amend their respective receivables purchase agreements to allow the Banks flexibility, from time to time, to sell receivables to Credco or to retain the receivables and fund them from their own sources. The amendments have led to a material reduction in Credco’s purchases of receivables from the Banks and could result in increased volatility in the volume of Credco’s purchases of receivables from time to time. This in turn could increase the volatility of Credco’s operating metrics that are volume-driven, including discount revenue, interest expense and net income. However, other measures of profitability which Credco believes to be important to debt investors, such as the fixed charge coverage ratio and margins, are generally not materially impacted by a reduction in purchased receivables volume.

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Management Discussion and Analysis, page 20

Comment 20

Please provide to us and undertake to include in your future filings, a revised MD&A section consistent with our comments set forth above regarding the section entitled “Explanatory Note.”

Response 20

The Company will include the disclosure shown in our response to Comment 3 in an Explanatory Note in the MD&A in its 2009 10-K, and in subsequent filings until the material weakness in internal control over financial reporting related to the restatement has been remediated and disclosed as no longer being a material weakness.

* * * * *

Comment 21

Please provide to us and undertake to include in future filings a management’s narrative analysis of the results of operations explaining the reason for material changes in the amount of revenue and expenses items between the most recent fiscal year presented and the fiscal year immediately preceding as required by Form 10 General Instruction (I)(2)(a).

Response 21

General Instruction (I)(2)(a) to the Form 10-K provides that an issuer that is a wholly-owned subsidiary of another reporting issuer, as Credco is, may omit certain information in the MD&A provided that the issuer includes in its MD&A a narrative analysis explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year and the immediately preceding year, including explanations of changes in the various elements which determine revenue and expense levels. Credco believes that the information provided in the 2008 10-K/A under the caption "Results of Operations" beginning on page 31, including the narrative analysis of the principal revenue and expense items on pages 32 through 34, satisfies the requirements of General Instruction (I)(2)(a).

* * * * *

Comment 22

Please provide to us and undertake to include in your future filings analysis of how your business will be affected by the amendment to the Receivables Agreements including but not limited to the following:

•	the extent to which this has and will reduce the amount of receivables that you finance;
•	how the Banks will decide how much and which receivables to sell to you;

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

•	whether you have or may receive lower quality receivables that have higher risk of default;
•	how your cost of financing may increase if the quality of the receivables declines;
•	how you will become more dependent on credit card receivable from outside the United States and whether these have involved higher risk than U.S. receivables;
•	how your net income will be affected; and
•	what actions you are taking in responses to the amendment.

Response 22

In addition to the revised disclosure described in our response to Comment 13 above, Credco will include the following additional disclosure under “Business—General Nature of Credco’s Business” in future filings:

Under the amended agreements, the Banks will decide whether to sell their charge card receivables to Credco based primarily upon their consideration of the net cost of funding through sale to Credco, maintenance of a consistently available variety of funding sources, and the effect on Bank capital from the decision to sell or not sell their charge card receivables. However, the amended agreements require the Banks to either sell all or none of their charge card receivables to Credco at any given time, and therefore the Banks may not choose receivables with particular risk characteristics for sale to Credco. As was the case under the original agreements, an overall decline in the quality of receivables purchased from the Banks may result in a higher base cost of funding to Credco. However, Credco includes its base cost of funding in the calculation of the discount rate at which Credco offers to purchase receivables from the Banks and that discount rate is further adjusted to maintain Credco’s required fixed charge coverage ratio of 1.25. As a result, Credco’s level of profitability relative to its assets should not be materially negatively impacted by an increased cost of funds.

During any period during which it is not purchasing the charge card receivables from the Banks, a higher proportion of Credco’s business will be made up of the purchase of both charge and credit card receivables from outside the United States than if it had continued to purchase receivables from the Banks, all else equal. The credit quality of receivables from outside the United States has been comparable to U.S. receivables.

Solely for the Staff’s information, and in support of the comparability of the credit quality of U.S. and non-U.S. receivables, we are providing the following table, which demonstrates Credco’s hypothetical percentage of Charge Receivables 90+ Days Past Due at the end of each quarter from September 30, 2008, through September 30, 2009,

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

under scenarios wherein all U.S. charge receivables of the Banks are included and excluded:

	Sept 09	June 09	March 09	Dec 08	Sept 08
Including all Bank U.S. Charge Receivables	1.7%	2.2%	2.7%	2.6%	2.0%
Excluding all Bank U.S. Charge Receivables	1.9%	2.3%	2.7%	2.8%	2.1%

* * * * *

Comment 23

Please provide to us and undertake to include in your future filings analysis of how your business will be affected by the announcement by the Federal Reserve Bank of New York in October 2009 that the SPV “will cease purchasing commercial paper on February 1, 2010, unless the Board of Governors of the Federal Reserve System extends the CPFF.”

Response 23

Credco included a discussion of its commercial paper issuances under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Capital Resources and Liquidity—Short-term funding programs” on pages 28-30 of the 2008 10-K/A. In that discussion, Credo notes that it had no commercial paper outstanding under CPFF as of March 30, 2009. Credco undertakes to add in future filings the following disclosure to the end of the third paragraph on page 28 of the 2008 10-K/A:

Under current market conditions, Credco does not expect the expiration of the CPFF program on February 1, 2010 to have any material impact on Credco’s business or funding positions. However, if the unprecedented levels of volatility and disruptions in capital markets reemerge or worsen, the lack of government supported liquidity programs, such as CPFF, could negatively impact Credco’s funding capabilities.

* * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Funding Strategy, page 27

Comment 24

Please provide to us and undertake to include in your future filings, more detail regarding the bases for the downgrades by Moodys, S & P and other rating agencies. Please discuss in more detail the implications of the downgrades including the extent to which this led and will lead to American Express and the Banks finding other less expensive means of financing their receivables than selling them to you.

Response 24

Credco undertakes to revise the last two paragraphs under “—Funding Strategy” in its 2009 10-K as follows, which reflects updated information regarding subsequent ratings actions since the initial filing of the 2008 10-K [The bulleted points on 2009 activity, and the last portion of the second paragraph, as noted below, are new]:

Credco’s funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings, and Dominion Bond Rating Service (DBRS). Recently, three of the four credit rating agencies that rate Credco provided updates on Credco’s ratings as follows:

•

In the second quarter of 2009, Moody’s lowered the long-term ratings of Credco from A1 to A2, reflecting Moody’s concerns regarding the erosion in asset quality and weaker revenue trends stemming from the “severe U.S. recession”. Moody’s also cited “structural and regulatory changes in the credit card and consumer lending industry” as posing longer-term challenges. Moody’s P-1 short-term rating was affirmed.

•

In the second quarter of 2009, S&P lowered the long-term ratings on Credco from A to BBB+ and its short term ratings from A-1 to A-2. S&P indicated that the ratings action was driven by its view that “funding and liquidity will remain concerns over the long-term” given Credco’s reliance on rate sensitive wholesale funding. In the first quarter of 2010, S&P raised its outlook for Credco from negative to stable and affirmed its ratings.

•	On January 29, 2009, DBRS announced that it had revised its outlook on the long-term senior ratings of Credco (A (high)) from stable to negative.

Maintenance of high and stable debt ratings is critical to ensuring Credco has continuous access to capital and credit markets at cost-effective rates. Historically, credit ratings have had a significant impact on the borrowing capacity and cost of funds of Credco. A downgrade in Credco’s long-term debt rating would result in higher interest expense on Credco’s unsecured debt, as well as higher fees related to borrowings under its unused lines of credit. A downgrade in Credco’s short-term

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

rating would result in Credco having to significantly reduce or eliminate its outstanding commercial paper compared to historical levels. In the event a reduction in its borrowing capacity in the short-term debt markets were to occur, Credco would further shift its funding to other funding programs, such as issuance of long-term debt, to the extent these markets are available. [The following section is new.] Credco does not believe its commercial paper and term debt pricing were adversely affected by the ratings actions in 2009; however, it is difficult to draw conclusions given the severe market disruptions and the unprecedented intervention of the U.S. government in the capital markets since the second half of 2008. The overall level of the funding provided by Credco to the Banks and other American Express subsidiaries is impacted by a variety of factors, among them Credco’s ratings. To the extent Credco is subject to a higher cost of funds, whether due to an adverse ratings action or otherwise, the Banks and Credco’s other affiliates could continue to use, or could increase their use of, alternative sources of funding for their receivables that offer better pricing.

* * * * *

Short Terms Funding Programs, page 28

Comment 25

Please provide to us and undertake to include in your future filings, disclosure of the range in the amounts of commercial paper outstanding during the year including the range of paper under the Federal Reserve Commercial Paper Funding Facility.

Response 25

Credco has included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Capital Resources and Liquidity—Funding Strategy” on page 29 of the 2008 10-K/A a table showing commercial paper at the end of the current and prior years. Credco will include an additional table in future filings that includes the quarterly balance of commercial paper outstanding as of the end of each fiscal quarter in the current year as set forth below:

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

Listed below are the statistics of Credco commercial paper outstanding:

	Outstanding Balance ($ Billion) as of:
Period	Ending	Average	Minimum	Maximum
Q1’07	5.5	7.2	5.2	9.9
Q2’07	7.9	7.0	5.3	9.0
Q3’07	9.0	8.4	6.8	9.8
Q4’07	10.5	8.6	7.5	10.5

Q1’08	14.1	11.6	10.3	14.1
Q2’08	12.6	13.2	11.5	14.7
Q3’08	9.2	10.9	9.2	12.1
Q4’08 (1)	7.3	7.4	4.4	9.0

Q1’09	1.8	3.7	1.4	7.4
Q2’09	1.4	1.5	1.2	2.0
Q3’09	1.1	1.1	0.9	1.3
Q4’09	1.0	0.8	0.6	1.1

(1) Includes $4.5 billion under the CPFF as of December 31, 2008, which was also the maximum balance. Credco has not issued commercial paper to the CPFF since November 4, 2008, and had no commercial paper outstanding under the CPFF as of March 30, 2009.

* * * * *

Remediation Steps to Address Material Weakness in Internal Controls, page 39

Comment 26

Please provide to us and undertake to include in your future filings, detailed disclosure of your changes in internal controls undertaken as a result of the failures that resulted in these errors being made and continuing for six years.

Response 26

Credco’s proposed disclosure for future filings regarding remediation of its internal control deficiency is set forth above in its response to Comment 9.

** * * * *

Mr. Michael Clampitt

Securities and Exchange Commission

February 12, 2010

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments on its filings do not foreclose the SEC from taking action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. As noted, the discussions were extremely helpful in understanding how we might enhance our disclosures in future filings. We are hopeful we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2396 or Joan C. Amble at 212-640-2744.

Very truly yours,

/S/ David L. Yowan
David L. Yowan

Chief Executive Officer

Cc:	Jonathan E. Gottlieb, Esq.
Kevin W. Vaughn
Brittany Ebbertt
Joan C. Amble
Richard M. Starr, Esq.

Exhibit 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1 to Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File No. 1-6908

AMERICAN EXPRESS CREDIT CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	11-1988350
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

One Christina Centre, 301 North Walnut Street
Suite 1002, Wilmington, Delaware	19801-2919
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number including area code: (302) 594-3350.

Securities registered pursuant to Section 12 (b) of the Act:

Name of each exchange
Title of each class	on which registered

Floating Rate Notes, Series C	New York Stock Exchange
due June 16, 2011

Securities registered pursuant to Section 12 (g) of the Act: None.

THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I(1)(a) AND (b) OF FORM 10-K AND HAS THEREFORE OMITTED CERTAIN ITEMS FROM THIS REPORT IN ACCORDANCE WITH THE REDUCED DISCLOSURE FORMAT PERMITTED UNDER INSTRUCTION I.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

American Express Company, through a wholly-owned subsidiary, owns all of the outstanding common stock of the registrant. Accordingly, there is no market for the registrant’s common stock. At March 30, 2009, 1,504,938 shares were outstanding.

Documents incorporated by reference: None

EXPLANATORY NOTE

This Form 10-K/A is being filed to amend the American Express Credit Corporation (Credco) Annual Report on Form 10-K for the year ended December 31, 2008 in order to reflect the restatement of its Consolidated Financial Statements and amendments to related disclosures as of and for the years ended December 31, 2008 and 2007. Credco is also restating as part of this Form 10-K/A certain financial and other quarterly information previously issued in its Quarterly Reports on Form 10-Q for 2008 and 2007; accordingly, Form 10-Q/As for the affected quarterly periods of 2008 and 2007 will not be filed. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

The effect of the error in the accounting for a net investment in a consolidated foreign subsidiary, together with the unrelated immaterial errors affecting the income tax provision, resulted in an understatement of net income for fiscal year 2008 and 2007 by $119 million (from $745 million to $864 million, as restated) and $5 million (from $720 million to $725 million, as restated), respectively. The correction of these errors resulted in an increase in Credco’s ratio of earnings to fixed charges from 1.50 to 1.62 (as restated) for fiscal year 2008 and no change to Credco’s ratio of earnings to fixed charges of 1.38 for fiscal year 2007. The effect of these errors also resulted in an overstatement of net income for the three month periods ended June 30, 2009 and March 31, 2009 by $41 million (from $68 million to $27 million, as restated) and $9 million (from $144 million to $135 million, as restated), respectively. The correction of these errors resulted in a decrease in our ratio of earnings to fixed charges from 1.66 to 1.51 (as restated) for the six month period ended June 30, 2009 and an increase in this ratio from 1. 78 to 1.81 (as restated) for the three month period ended March 31, 2009.

Notes 1, 2, 3, 10, 13, 14 and 15 to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Restatement” included herein also contain information regarding the nature and impact of the restatement.

For the convenience of the reader, this 10-K/A sets forth the Annual Report on Form 10-K in its entirety. Other than amending the disclosures relating to the restatement in the items discussed below, no attempt has generally been made in this 10-K/A to amend or update other disclosures presented in the original 10-K. Among other things, forward-looking statements made in the original 10-K have not been revised to reflect events that occurred or facts that became known to Credco after the filing of the original 10-K, and such forward-looking statements should be read in their historical context. Accordingly this 10-K/A should be read in conjunction with Credco’s filings with the Securities and Exchange Commission (“SEC”) subsequent to the filing of the original 10-K.

The following items of the original Form 10-K are being amended in this Form 10-K/A as a result of the restatement:

•	Part I – Item 1 – Business

•	Part I – Item 1A – Risk Factors

•	Part II – Item 6 – Selected Financial Data

•	Part II – Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Part II – Item 7A – Quantitative and Qualitative Disclosures about Market Risk

•	Part II – Item 8 – Financial Statements and Supplementary Data

•	Part II – Item 9A(T) – Controls and Procedures; and

•	Part IV– Item15 – Exhibits and Financial Statement Schedules

In addition, Credco is amending its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 for the impact of the errors described above; accordingly, separate Form 10-Q/As for these periods are being filed.

As reported in American Express Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009, American Express Company determined that the impact of the incorrect accounting was not material to its financial statements in any of the quarterly or annual periods in which it occurred. American Express Company also determined that the restatement by Credco would have no impact on, and would not require amendment of, any of American Express Company’s financial statements and related disclosures previously filed with the SEC.

PART I

Item 1.	BUSINESS

Introduction

~~American Express Credit Corporation (~~Credco~~)~~ was incorporated in Delaware in 1962 and was acquired by American Express Company (American Express) in December 1965. On January 1, 1983, Credco became a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express. Both American Express and TRS are bank holding companies.

Credco is primarily engaged in the business of financing non-interest-bearing cardmember receivables arising from the use of the American Express® Card, the American Express® Gold Card, Platinum Card®, Corporate Card and other American Express Cards issued in the United States, and in designated currencies outside the United States. Credco also purchases certain interest-bearing and discounted revolving loans comprised of American Express credit cards and Sign & Travel®, although interest-bearing and revolving loans are primarily funded by subsidiaries of TRS other than Credco. American Express charge cards and American Express credit cards are collectively referred to herein as the Card.

American Express Card Business

American Express is a world leader in providing charge and credit cards to consumers, small businesses and corporations. These cards include cards issued by American Express as well as cards issued by third-party banks and other institutions that are accepted on the American Express network. American Express’ cards permit its cardmembers to charge purchases of goods and services in most countries around the world at the millions of merchants that accept Cards bearing American Express’ logo.

American Express’ various products and services are sold globally to diverse customer groups, including consumers, small businesses, middle-market companies, and large corporations. As a merchant processor, TRS accepts and processes from each participating establishment the charges arising from cardmember purchases. TRS charges a fee, the “merchant discount,” to the merchant that is principally determined by the value that is delivered to the service establishment and generally represents a premium over other card networks. Value is delivered to the service establishment through higher spending cardmembers relative to users of cards issued on competing card networks, marketing expertise and the cardmembers’ insistence on using their cards when enrolled in rewards or other card loyalty programs, including cardmembers who are part of American Express’ Corporate Card program. When establishing the discount rate, consideration is also given to a number of other factors, such as industry specific requirements, estimated charge volume and payment terms.

The charge card, which is marketed in the United States and many other countries and carries no preset spending limit, is primarily designed as a method of payment and not as a means of financing purchases of goods or services. Charges are approved based on a variety of factors, including a cardmember’s current spending patterns, payment history, credit record and financial resources. Charge cards generally require payment by the cardmember of the full amount billed each month, and no finance charges are assessed on the balance. Charge card accounts that are past due are subject, in most cases, to a delinquency assessment and, if not brought to current status, may be cancelled. The no preset-spending limit and pay-in-full nature of these products attract high-spending cardmembers who want to use a charge card to facilitate larger payments. TRS and its licensees also offer a variety of revolving credit cards marketed in the United States and other countries. These cards have a range of payment terms, grace periods, and rate and fee structures.

The American Express card businesses are subject to extensive regulations in the United States, as well as in foreign jurisdictions. In the United States, the business is subject to a number of federal laws and regulations, including:

•	the Equal Credit Opportunity Act (which generally prohibits discrimination in the granting and handling of credit);

•

the Fair Credit Reporting Act (FCRA) as amended by the Fair and Accurate Credit Transactions Act (FACT Act) (which, among other things, regulates use by creditors of consumer credit reports and credit prescreening practices and requires certain disclosures when an application for credit is rejected);

•

the Truth in Lending Act (TILA) (which, among other things, requires extensive disclosure of the terms upon which credit is granted), including the amendments to TILA that were adopted through the enactment of the Fair Credit and Charge Card Disclosure Act (which mandates certain disclosures on credit and charge card applications);

•	the Fair Credit Billing Act (which, among other things, regulates the manner in which billing inquiries are handled and specifies certain billing requirements);

•	the Electronic Funds Transfer Act (which regulates disclosures and settlement of transactions for electronic funds transfers including those at ATMs);

•

the final rules recently issued by the Federal Reserve amending Regulation AA (i.e., UDAP) (which prohibits certain acts or practices in connection with consumer credit card accounts) and Regulation Z (which substantially revises the open-end credit provisions of Regulation Z); and

•	federal and state laws and regulations that generally prohibit engaging in unfair and deceptive business practices.

Certain federal privacy-related laws and regulations govern the collection and use of customer information by financial institutions. Federal legislation also regulates abusive debt collection practices. In addition, a number of states, the European Union and many foreign countries in which American Express operates have significant consumer credit protection, disclosure and privacy-related laws (in certain cases more stringent than the laws in the United States). The application of bankruptcy and debtor relief laws affect Credco to the extent that such laws result in amounts owed being classified as delinquent and/or charged-off as uncollectible. Card issuers and card networks are subject to certain provisions of the Bank Secrecy Act as amended by the Patriot Act, with regard to maintaining effective anti-money laundering programs.

General Nature of Credco’s Business

Credco generally purchases certain cardmember receivables and cardmember loans arising from the use of the card throughout the world pursuant to agreements (the Receivables Agreements) with TRS and certain of its subsidiaries that issue the card (Card Issuers). Net income primarily depends on the volume of receivables arising from the use of the card purchased by Credco, the discount rates applicable thereto, the relationship of total discount to Credco’s interest expense and the collectibility of the receivables purchased. The average life and collectibility of accounts receivable generated by the use of the card are affected by factors such as general economic conditions, overall levels of consumer debt and the number of new cards issued.

In October 2008, American Express moved to increase its flexibility in funding U.S. consumer and small business charge card receivables by amending the Receivables Agreements between Credco and each of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB), (together, the Banks). The previous agreements called for the Banks, which issue American Express’ U.S. consumer and small business charge cards, to sell all unsecuritized receivables related to spending on those cards to Credco. The amended agreements will give the Banks the flexibility to continue to sell the receivables to Credco or to retain the receivables and fund them from their own sources. These amendments will allow American Express to shift, from time-to-time, the funding of those receivables from Credco to the Banks. Credco has traditionally financed the purchase of receivables principally through the issuance of commercial paper, including issuance to the Commercial Paper Funding Facility (CPFF), discussed further below, as well as through the sale of medium- and long-term debt notes. However, Credco can transfer proceeds of its funding activities in excess of its needs broadly to other subsidiaries of American Express, including to the Banks. The new arrangements between Credco and the Banks will have no impact on Credco’s funding of U.S. corporate charge card receivables and charge card receivables outside the United States.

Credco believes the above changes will lead to a material reduction of purchases of cardmember receivables.

However, it is not expected that these reductions will have a material impact on its fixed charge coverage ratio. For additional discussion on the fixed charge ratio, refer to page 26 below.

Credco generally purchases cardmember receivables and loans without recourse. Amounts resulting from unauthorized charges (for example, those made with a lost or stolen card) are excluded from the definition of receivables and loans under the Receivables Agreements and are not eligible for purchase by Credco. If the unauthorized nature of the charge is discovered after purchase by Credco, the Card Issuer repurchases the charge from Credco.

Credco generally purchases non-interest and interest-bearing cardmember receivables at face amount less a specified discount, which is determined at the time of purchase based upon the nature of the receivables. The discount rate applicable to purchases of new receivables is negotiated to reflect the changes in money market interest rates or significant changes in the collectibility of the receivables. New groups of cardmember receivables are generally purchased net of reserve balances.

Cardmember loans are primarily funded by subsidiaries of TRS other than Credco, although certain cardmember loans are purchased by Credco. These cardmember loans consist of certain interest-bearing and discounted revolving loans comprised of American Express credit card and Sign & Travel® receivables.

As part of its receivables funding activities, Credco regularly reviews funding sources and strategies in international markets. Credco funds cardmember receivables and cardmember loans in Canada primarily through loans to Amex Bank of Canada, the card issuer and a wholly-owned subsidiary of TRS, rather than through the purchase of receivables without recourse. In Australia, the United Kingdom and Mexico, Credco funds cardmember receivables and cardmember loans by acquiring such receivables and loans with recourse from the local card issuers, which are wholly-owned subsidiaries of TRS. These local funding strategies result in Credco recording additional loans to affiliates.

In conjunction with TRS’ securitization program, Credco, through its wholly-owned subsidiary, Credco Receivables Corporation (CRC), purchased participation interests from American Express Receivables Financing Corporation V LLC (RFC V), which is consolidated by TRS. The participation interests purchased represented the undivided interests in cardmember receivables transferred to the American Express Issuance Trust (AEIT) by TRS. TRS and its subsidiaries originated the receivables. AEIT is a non-qualifying special purpose entity that is consolidated by RFC V.

A subsidiary of TRS, as agent for Credco, underwrites the cardmember receivables and loans and thus establishes credit standards for cardmembers on Credco’s behalf. In addition, the subsidiary of TRS performs accounting, clerical and other services necessary to bill and collect all cardmember receivables and loans owned by Credco. The Receivables Agreements provide that, without prior written notice to Credco, the credit standards used to determine whether a card is to be issued to an applicant may not be materially reduced and the policy as to the cancellation of cards for credit reasons may not be materially liberalized.

American Express, as the parent of TRS, has agreed with Credco that it will take all necessary steps to assure performance of certain TRS obligations under the Receivables Agreements between TRS and Credco. The Receivables Agreements may be terminated at any time by the parties thereto, generally upon little or no notice. The obligations of Credco are not guaranteed under the Receivables Agreements or otherwise by American Express or the Card Issuers.

Current Economic Environment/Outlook

During the latter half of 2008, concerns over the availability and cost of credit, a historic decline in real estate values in the United States, rising unemployment, and the collapse of major financial institutions contributed to a worsening global recession, increased volatility and reduced liquidity in the capital markets, and diminished expectations for the economy. American Express experienced slowing cardmember spending (including a year over year decline in spending in the fourth quarter of the year) and loan volumes and higher delinquencies as increasing stress in the worldwide financial markets eroded consumer and business confidence levels. Based on these trends, American Express expects consumer and business sentiment will likely deteriorate further and will translate into weaker economies around the globe and increased unemployment through 2009, which may result in declines in credit and charge card usage. If this occurs, the impact on Credco is likely to be a reduction in purchases of cardmember receivables and loans.

As further discussed in the Funding section below, since late September 2008, the market for unsecured term debt generally has been unavailable to all financial institutions, including Credco. However, Credco has continued to issue commercial paper. Its commercial paper issuances have occurred in similar daily average amounts and comparable rates but at shorter weighted average maturities than Credco’s historical trend. Credco’s shorter maturities are consistent with the changes in issuance maturities occurring across the overall commercial paper market, as reported by the Federal Reserve Board (the Board). The shortening of the maturities in the commercial paper funding market makes it more difficult for Credco to manage its day-to-day cash flow.

On October 7, 2008, the Board announced the creation of the CPFF. The CPFF provides three month liquidity to U.S. issuers of commercial paper through a special purpose vehicle (SPV), which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. The commercial paper must be rated at least A1/P1/F1 by a major nationally recognized statistical rating organization (NRSRO) and, if rated by multiple major NRSROs, must be rated at least A1/P1/F1/R1 (middle) by two or more NRSROs. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. The SPV is currently scheduled to cease purchasing commercial paper on October 30, 2009, unless the Board extends the facility. At December 31, 2008, Credco had $7.3 billion of commercial paper outstanding, including $4.5 billion under the CPFF, as further discussed in the Consolidated Liquidity and Capital Resources section. As of March 30, 2009, there was no commercial paper outstanding under the CPFF.

Volume of Business

The following table shows the volume of all cardmember receivables and cardmember loans purchased by Credco during each of the years indicated, together with cardmember receivables and cardmember loans owned by Credco at the end of such years (billions):

	Volume of Gross Receivables and Loans Purchased For the Years Ended December 31,			Receivables and Loans Owned at December 31,

Year	Domestic	Foreign	Total	Domestic	Foreign	Total

2008	$204	$38	$242	$8	$3	$11
2007	262	31	293	24	3	27
2006	251	30	281	25	3	28
2005	233	27	260	22	3	25
2004	189	51	240	20	3	23

The reduction in volumes of receivables and loans purchased during 2008 and receivables and loans owned at December 31, 2008, compared to prior periods is primarily due to the amendment to the Receivables Agreements in October 2008, as discussed previously, and to a lesser extent to a reduction in purchases resulting from lower cardmember spending in the fourth quarter of 2008 compared to the same period a year ago.

Cardmember Receivables

At December 31, 2008 and 2007, Credco owned $10.9 billion and $26.~~3~~2 billion of cardmember receivables, respectively. Cardmember receivables represent amounts due from charge card customers and are recorded at the time they are purchased from the seller. Included in cardmember receivables are Credco Receivables Corporation (CRC)’s purchases of the participation interests from American Express Receivables Financing Corporation V LLC (RFC V) in conjunction with TRS’ securitization program. At December 31, 2008 and 2007, CRC owned approximately $2.4 billion and $5.7 billion, respectively, of participation interests purchased from RFC V.

The following table summarizes selected information related to the cardmember receivables portfolio:

	2008	2007	2006
Years ended December 31, (Millions, except percentages)		Restated	Restated

Total cardmember receivables	$10,859	$26,~~335~~233	$27,~~593~~506
Loss reserves	$204	$831	$739
as a % of receivables(a) (d)	1.9%	3.2%	2.7%
Average life of cardmember receivables (in days)(b)	33	34	32

Cardmember receivables – 180 day write-off (a)	$2,444	N/A	N/A
30 days past due as a % of total	2.6%	N/A	N/A
Average receivables	$11,413	N/A	N/A
Write-offs, net of recoveries	$893	N/A	N/A
Net write-off rate (a)	7.8%	N/A	N/A

Cardmember receivables – 360 day write-off	$8,415	$26,~~335~~233	$27,~~593~~506
90 days past due as a % of total	2.8%	4.1%	3.3%
Write-offs, net of recoveries	$146	$658	$525
Net write-off rate (c)	0.12%	0.23%	0.19%

(a) In the fourth quarter of 2008, American Express revised the time period in which past due cardmember receivables for its U.S. Card Services segment are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past due. Credco’s receivables subject to 180 day write-off and the related net write-off rate, which reflects write-offs, net of recoveries expressed as a percentage of the average amount of cardmember receivables owned by Credco at the beginning of the year and at the end of each month in each of the years indicated, are reflected above, and includes $257 million of net write-offs as result of the methodology change. See further discussion in Notes ~~1~~ 2 and ~~2~~ 3 of the Consolidated Financial Statements.

(b) Represents the average life of cardmember receivables owned by Credco, based upon the ratio of the average amount of both billed and unbilled receivables owned by Credco at the end of each month, during the years indicated, to the volume of cardmember receivables purchased by Credco.

(c) Credco’s write-offs, net of recoveries, expressed as a percentage of the volume of cardmember receivables purchased by Credco in each of the years indicated.

(d) The loss reserve as a % of receivables for the nine months ended September 30, 2008 was 3.2% (restated); for the six months ended June 30, 2008 was 3.1% (restated) and for the three months ended March 31, 2007 was 2.9% (restated). For all other quarterly periods in 2008 and 2007, the loss reserve as a % of receivables did not change from amounts previously disclosed.

Cardmember receivables owned at December 31, 2008, decreased approximately $15.~~5~~4 billion from December 31, 2007, primarily as a result of a reduction of cardmember receivables purchased due to the amendment to the Receivables Agreements.

Reserves for Cardmember Receivables and Cardmember Loans

The following table presents the changes in the reserve for losses related to cardmember receivables and loans:

Years Ended December 31, (Millions)	2008	2007	2006

Reserve for losses:
Balance at beginning of year	$841	$749	$686
Additions:
Provisions for losses (a)	641	842	589
Other credits (b)	46	14	11
Deductions:
Accounts written-off (a) (c)	1,204	666	532
Other charges (d)	106	98	5

Balance at end of year	$218	$841	$749

Reserve for losses as a % of gross cardmember receivables and loans owned at year-end (restated)	1.9%	3.~~1%~~2%	2.7%

(a)	Includes recoveries on accounts previously written-off of $144 million, $175 million, and $158 million in 2008, 2007 and 2006, respectively.

(b)	Reserve balances applicable to new groups of cardmember receivables and loans purchased from TRS and certain of its subsidiaries and participation interests purchased from affiliates.

(c)	The net write-offs for 2008 include approximately $257 million resulting from the 180 day write-off methodology change discussed previously.

(d)	Primarily relates to reserve balances applicable to certain groups of cardmember receivables and participation interests sold to affiliates.

Loans to Affiliates

Credco’s loans to affiliates represent fixed and floating rate interest-bearing intercompany borrowings by other wholly-owned TRS subsidiaries and American Express.

The components of loans to affiliates at December 31 were as follows:

(Millions)	2008	2007

TRS Subsidiaries:
American Express Australia Limited	$3,204	$3,897
American Express Services Europe Limited (a)	2,388	3,659
Amex Bank of Canada	2,257	2,664
American Express Centurion Bank (b)	2,225	—
American Express International, Inc.	943	535
American Express Co. (Mexico) S.A. de C.V.	392	446
American Express Bank (Mexico) S.A. (c)	317	—

Total (d)	$11,726	$11,201

(a) In April 2008, Credco amended the funding structure with Germany from a transfer of receivables with recourse to a purchase of cardmember receivables without recourse, thereby reducing the loans to American Express Services Europe Limited by approximately $675 million.

(b) During 2008, Credco loaned $2.2 billion to Centurion Bank as a consequence of the amendment to the Receivables Agreements, discussed previously. In February 2009, Centurion Bank repaid $2.2 billion to Credco.

(c) During 2008, Credco loaned $317 million to American Express Bank (Mexico) S.A.

(d) Of the $11.7 billion outstanding of loans to affiliates, approximately $6.0 billion are collateralized by the underlying cardmember receivables transferred with recourse.

Due from Affiliates

At December 31, 2008 and 2007, due from affiliates was $3.7 billion and $2.~~4~~5 billion, respectively. These amounts relate primarily to a timing difference resulting from the purchase of cardmember receivables net of remittances from TRS, which are settled in the subsequent month in the normal course of business.

Short-term Debt to Affiliates

Components of short-term debt to affiliates at December 31 were as follows:

(Millions)	2008	2007

American Express	$3,579	$1,953
AE Exposure Management Ltd.	2,356	2,240
TRS	1,483	1,808
American Express Holdings (Netherlands) C.V.	417	377
American Express Europe Limited	175	—
National Express Company, Inc.	91	2,083
American Express Publishing Corp.	84	93
Other	132	128

Total	$8,317	$8,682

Short-term debt to affiliates consists primarily of master note agreements for which there is no stated term. Credco does not expect any changes to its short-term funding strategies with affiliates.

Sources of Funds

Credco’s business is financed by short-term borrowings consisting principally of commercial paper, borrowings under bank credit facilities in certain international markets, and issuances of U.S. and non-U.S. dollar short-term and long-term borrowings, as well as through operations and intercompany borrowings. Historically, short-term borrowings consisted of commercial paper. Since September 2008, Credco’s reliance on commercial paper as a funding source has diminished considerably. This short-term source has not been replaced with other types of short-term debt as Credco’s funding needs have decreased because of the reduction of receivable purchases due to the amendment to the Receivables Agreements discussed previously, and to a lesser extent to a reduction in purchases resulting from lower cardmember spending in the fourth quarter of 2008 compared to the same period a year ago. The weighted average interest rates on an annual basis of all borrowings, after giving effect to commitment fees under lines of credit and the impact of interest rate swaps, during the following years were:

Year	Weighted Average Interest Rate

2008	3.95%
2007	5.26%
2006	4.63%
2005	3.63%
2004	2.98%

See Notes ~~4~~ 5 and ~~5~~ 6 to the Consolidated Financial Statements for additional information about Credco’s short-term and long-term debt, including lines of credit.

Foreign Operations

See Notes ~~1, 7~~2, 8 and ~~13~~14 to the Consolidated Financial Statements for information about Credco’s foreign exchange translation and operations in different geographic regions.

Employees

At December 31, 2008 and 2007, Credco had 22 and 23 employees, respectively.

Item 1A.	RISK FACTORS

Based on the information currently known Credco believes that the matters discussed below identify the most significant risk factors affecting Credco. However, the risks and uncertainties that Credco faces are not limited to those described below. Additional risks and uncertainties not presently known to Credco or that Credco currently believes to be immaterial may also adversely affect Credco’s business and the trading price of its securities.

Adverse capital and credit market conditions may significantly affect Credco’s ability to meet liquidity needs, access to capital and cost of capital.

The money and capital markets have been experiencing extreme volatility and disruption since August 2007, which have negatively impacted market liquidity conditions. In recent months, the volatility and disruption have reached unprecedented levels.

The concerns on the part of market participants have focused on a broad range of mortgage- and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as Credco) that have exposure to or rely on the credit markets particularly affected.

Credco relies on liquidity to pay operating expenses, interest on debt and dividends on capital stock and to repay maturing liabilities. Without sufficient liquidity, Credco could be forced to limit its business in growth or curtail operations. The principal sources of Credco’s liquidity are payments from cardmembers, cash flow from its investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash, and issuances of commercial paper. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including medium- and long-term unsecured debt.

Notwithstanding Credco’s solid financial position, Credco is not immune from the pressures brought on by the current crisis in the financial markets. The fragility of the credit markets and the current economic environment have impacted financial services companies through market volatility and fluctuations, loss of confidence and rating agency actions. Since September 2008, the market for Credco term unsecured debt, like that for virtually all financial institutions, has been effectively frozen. Therefore, Credco’s ability to obtain financing in the debt capital markets for unsecured term debt is dependent on a renewal of investor demand.

In the event current sources of liquidity, including internal sources, do not satisfy Credco’s needs, it could be required to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry, Credco’s long-term debt credit ratings, which were downgraded in 2008 by two of the major rating agencies, and credit capacity. Additionally, it is possible that lenders could develop a negative perception of Credco’s long- or short-term financial prospects if it incurs large credit losses or if the level of its business activity decreased due to an economic downturn or due to perceived operational risk. Similarly, Credco’s access to funds may be impaired if regulatory authorities or rating agencies take negative actions against Credco. In addition, the CPFF, being made available through the Federal Reserve Bank of New York, is subject to Credco’s ability to meet or continue to meet the criteria for participation in such program and is temporary in nature as such programs is scheduled to terminate during 2009.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit Credco’s access to capital required to operate its business. Such market conditions may limit its ability to replace, in a timely manner, maturing liabilities, satisfy regulatory capital requirements and access the capital necessary to grow its business. As such, Credco may be forced to delay raising capital, issue shorter-tenured securities than it prefers, or bear an unattractive cost of capital, which could decrease profitability and significantly reduce financial flexibility.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that Credco will not experience an adverse effect, which may be material, on Credco’s ability to access capital and on its business, financial condition and results of operations.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect Credco’s business and results of operations, and Credco does not expect these conditions to improve in the near future.

Credco’s results of operations are materially affected by conditions in the global capital markets and the economy in general, both in the United States and elsewhere. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during 2008, and Credco does not expect these conditions to improve in the near future.

Recently, concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the United States (in particular, in those markets in which American Express has generated significant spend volume on its charge and credit card products) and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with declining business and consumer confidence and increased unemployment and volatile oil prices, have precipitated a global recession, which may cause further declines in credit and charge card usage and has already resulted in adverse changes in payment patterns, causing increases in delinquencies and default rates. If the performance of its charge card and credit card portfolios continues to weaken through increasing delinquencies and write-offs, American Express’ and Credco’s long-term and short-term debt ratings could be downgraded and Credco’s access to capital could be materially adversely affected and cost of capital could increase.

These events and the continuing market upheavals may have an adverse effect on Credco, in part because it is dependent upon consumer and business behavior. Credco’s revenue growth is likely to decline in such circumstances and, in certain instances, revenues may decrease, and its profit margins could erode. In addition, in the event of extreme prolonged market adversity, such as the global credit crisis and economic slowdown, Credco could incur significant losses.

The lack of available credit, lack of confidence in the financial markets, reduced consumer and business spending, and worsening credit metrics also pose other risks to Credco’s results of operations and financial condition. In particular, Credco may face the following risks, among others, in connection with these events:

•

The processes Credco uses to estimate losses may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, that may no longer be capable of accurate estimation.

•

American Express’ ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite credit to its customers become less predictive of future write-offs.

Political or economic instability in certain regions or countries could also affect American Express’ commercial or other lending activities, among other businesses, or result in restrictions on convertibility of certain currencies.

Terrorist attacks, natural disasters or other catastrophic events may have a negative effect on Credco’s business and infrastructure, including its information technology systems. Because Credco derives a portion of its revenues from travel-related spending, its business will be sensitive to safety concerns, and thus may decline during periods in which travelers become concerned about safety issues or when travel might involve health-related risks.

As the conditions described above (or similar ones) persist or worsen, Credco could experience continuing or increased adverse effects on its results of operations and financial condition.

The impairment of other financial institutions could adversely affect Credco.

Credco’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Credco routinely executes transactions with counterparties in the financial services industry, including commercial banks, investment banks and insurance companies. Defaults or non-performance by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by one or more of Credco’s counterparties, which, in turn, could have a material adverse effect on Credco’s results of operations and financial condition.

Any reduction in Credco’s credit ratings could increase the cost of its funding from and restrict Credco’s access to the capital markets and have a material adverse effect on Credco’s results of operations and financial condition.

Although Credco’s long-term debt is currently rated investment grade (at “A” levels) by the major rating agencies, the ratings of that debt have been downgraded during the fourth quarter of 2008 by Moody’s Investors Services (Moody’s) and Standard & Poor’s (S&P), two of the major rating agencies. In addition, recently both rating agencies have announced that they are reviewing Credco’s ratings with a view to a possible further downgrade. S&P is reviewing both long- and short-term ratings; Moody’s affirmed the current short-term rating and is reviewing the long-term rating only. The rating agencies regularly evaluate Credco, and their ratings of Credco’s long-term and short-term debt are based on a number of factors, including Credco’s financial strength, perceived operation risk as well as factors not entirely within Credco’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that Credco will maintain its current credit ratings. Failure to maintain those ratings could, among other things, adversely limit Credco’s access to the capital markets and adversely affect the cost and other terms upon which Credco is able to obtain funding and increase Credco’s cost of capital.

In addition, a downgrade of the short-term ratings of Credco below its current P-1/A-1/F1 ratings by two or more rating agencies would cause Credco to be unable to participate in the CPFF established by the Federal Reserve Bank of New York, which would have a material adverse effect on Credco’s liquidity and its ability to fund charge card receivables and credit card loans.

Credco cannot predict what actions rating agencies may take. As with other companies in the financial services industry, Credco’s ratings could be downgraded at any time and without any notice by any of the rating agencies.

Adverse currency fluctuations and foreign exchange controls could decrease revenue Credco receives from its international operations.

Credco generates a portion of its revenue from activities outside the United States. Credco is exposed to foreign exchange risk from its international operations, and some of the revenue it generates outside the United States is subject to unpredictable and indeterminate fluctuations if the values of other currencies change relative to the U.S. dollar. Resulting exchange gains and losses are included in Credco’s net income. Furthermore, Credco may become subject to exchange control regulations that might restrict or prohibit the conversion of Credco’s other revenue currencies into U.S. dollars. The occurrence of any of these events or circumstances could decrease the revenues Credco receives from its international operations and have a material adverse effect on Credco’s business.

The risk management policies and procedures of Credco and the Card Issuers may not be effective.

Credco must effectively manage credit risk related to consumer debt, business loans, merchant bankruptcies, the rate of bankruptcies, and other credit trends which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept American Express card products.

Credit risk is the risk of loss from obligor or counterparty default. Credco is exposed to credit risk through the cardmember receivables and cardmember loans it purchases generally without recourse as well as through its participation interests. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Country, regional and political risks are components of credit risk. Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require Credco to increase its reserve for losses. Higher write-off rates and an increase in Credco’s reserve for losses adversely affect Credco’s profitability and may increase Credco’s cost of funds.

Although Credco and the Card Issuers make estimates to provide for credit losses in their respective outstanding portfolio of loans and receivables, these estimates may not be accurate. In addition, the information that Credco and the Card Issuers use in managing their credit risk may be inaccurate or incomplete. Although Credco regularly reviews its and the Card Issuers’ credit exposure to specific clients and counterparties and to specific industries, countries and regions that Credco and the Card Issuers believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. Credco and the Card Issuers may also fail to receive full information with respect to the credit risks of customers.

Credco must also effectively manage market risk to which it is exposed. Market risk is the risk to earnings or value resulting from movements in market prices. Credco is exposed to market risk from interest rates in Credco’s Card business and in its investment portfolios. Changes in the interest rates at which Credco borrows and lends money affect the value of Credco’s assets and liabilities. If the rate of interest Credco pays on its borrowings increases more than the discount rate Credco earns on purchases of receivables and the rate of interest Credco earns on its loans, its net interest yield, and consequently Credco’s net income, could fall.

Credco must also accurately estimate the fair value of the assets in its investment portfolio and, in particular, those investments that are not readily marketable.

Additionally, Credco must also effectively manage liquidity risk to which it is exposed. Liquidity risk is defined as the inability to access cash and equivalents needed to meet business requirements and satisfy Credco’s obligations. If Credco is unsuccessful in managing its liquidity risk, Credco may maintain too much liquidity, which can be costly and limit financial flexibility, or Credco may be too illiquid, which could result in financial distress during a liquidity event. For additional information regarding Credco management of liquidity risk, see “Adverse capital and credit market conditions may significantly affect Credco’s ability to meet liquidity needs, access to capital and cost of capital” above.

Finally, Credco must also manage the operational risks to which it is exposed. Credco considers operational risk to be the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error, or the external environment, such as natural disasters. Operational risks include the risk that Credco may not comply with specific regulatory or legal requirements, exposing Credco to fines and/or penalties and possibly brand damage; employee error or intentional misconduct that results in a material financial misstatement; or a failure to monitor an outsource partner’s compliance with a service level agreement, resulting in economic harm to Credco.

On November 16, 2009, Credco filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in order to restate certain of its consolidated financial statements and amend related disclosures, as described in “Explanatory Note” above. As further described in Item 9A., “Controls and Procedures”, Credco’s management has concluded that as of December 31, 2008, its disclosure controls and procedures and its internal control over financial reporting were not effective because of a material weakness in its internal control over financial reporting relating to the processes used to record and monitor net investments in consolidated foreign subsidiaries. Although Credco has taken remedial actions as described in Item 9A., “Controls and Procedures,” to address the identified material weakness, there can be no assurance that its management will determine in the future that its disclosure controls and procedures or internal control over financial reporting are effective.

Although Credco and the Card Issuers have devoted significant resources to develop their risk management policies and procedures and expect to continue to do so in the future, Credco’s risk management techniques and hedging strategies may not be fully effective. See Item 7A “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the policies and procedures Credco uses to identify, monitor and manage the risks Credco assumes in conducting its businesses. Management of credit, market and operational risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables.

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables. Credco and American Express Overseas Credit Corporation Limited (AEOCC), a wholly-owned subsidiary of Credco, are parties to asset sale and purchase agreements relating to the purchase of receivables from the Card Issuers. These receivables agreements generally require that non-interest and interest-bearing receivables be purchased at discount rates that are negotiated and determined at the time of purchase based upon the nature of the receivables. Credco and AEOCC are dependent upon these contractual arrangements. Lower levels of cardmember receivables and loans generated by the Card Issuers from which Credco and AEOCC purchase receivables would result in a reduction in the level of finance operations and a reduction in revenues of Credco and AEOCC. American Express and TRS’ operations are independently subject to a variety of risk factors. The outstanding debt and other securities of Credco and AEOCC are not obligations of American Express, TRS or its other subsidiaries.

Other Reporting Matters

Accounting Developments

See the Recently Issued Accounting Standards section of Note ~~1~~2 to the Consolidated Financial Statements.

Forward-looking Statements

Various statements have been made in this Amendment No. 1 to the Annual Report on Form 10-K that may constitute “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in Credco’s other reports filed with or furnished to the SEC and in other documents. In addition, from time to time, Credco, through its management, may make oral forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including those identified above and below, which could cause actual results to differ materially from such statements. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements. Credco cautions you that the risk factors described above and below are not exclusive. There may also be other risks that Credco is unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Credco undertakes no obligation to update or revise any forward-looking statements.

Factors that could cause actual results to differ materially from Credco’s forward-looking statements include, but are not limited to:

•

credit trends, which will depend in part on the economic environment, including, among other things, the housing market and the rates of bankruptcies, which can affect spending on card products and debt payments by individual and corporate customers;

•	Credco’s ability to accurately estimate the provisions for losses in Credco’s outstanding portfolio of cardmember receivables and loans;

•	fluctuations in foreign currency exchange rates;

•	negative changes in Credco’s credit ratings, which could result in decreased liquidity and higher borrowing costs;

•

changes in laws or government regulations affecting American Express’ business, including the potential impact of regulations adopted by federal bank regulators relating to certain credit and charge card practices;

•	the effect of fluctuating interest rates, which could affect Credco’s borrowing costs;

•	the impact on American Express’ business resulting from continuing geopolitical uncertainty;

•	Credco’s ability to satisfactorily remediate (i) the accounting error resulting in the restatement or (ii) its material weakness in internal control over financial reporting;

•

Credco’s ability to satisfy its liquidity needs and execute on its funding plans, which will depend on, among other things, Credco’s future business growth, its credit ratings, market capacity and demand for securities offered by Credco, performance by Credco’s counterparties under its bank credit facilities and other lending facilities, and regulatory changes, including changes to the policies, rules and regulations of the Board of Governors of the Federal Reserve System;

•	Credco’s ability to meet the criteria for participation in the Commercial Paper Funding Facility, being made available through the Federal Reserve Bank of New York; and

•	Credco’s ability to access in a timely manner its remaining investment in the Reserve Primary Fund.

Item 1B.	UNRESOLVED STAFF COMMENTS

None.

Item 2.	PROPERTIES

Credco neither owns nor leases any material physical properties.

Item 3.	LEGAL PROCEEDINGS

There are no material pending legal proceedings to which Credco or its subsidiaries is a party or of which any of their property is the subject. Credco knows of no such proceedings being contemplated by government authorities or other parties.

Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

PART II

Item 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

American Express, through its wholly-owned subsidiary, TRS, owns all of the outstanding common stock of Credco. Therefore, there is no market for Credco’s common stock.

Credco paid cash dividends of $580 million and $750 million to TRS in 2008 and 2007, respectively. On February 10, 2009, Credco paid a cash dividend of $75 million to TRS. For information about limitations on Credco’s ability to pay dividends, see Note ~~6~~7 to the Consolidated Financial Statements.

Item 6.	SELECTED FINANCIAL DATA

The following summary of certain consolidated financial information of Credco was derived from audited financial statements for the five years ended December 31:

(Millions)	2008		2007		2006		2005	2004

	Restated	(a)	Restated	(a)

Income Statement Data

Revenues	$3,~~250~~433		$3,~~862~~870		$3,017		$2,276	$1,832

Provisions for losses, net of recoveries	641		842		589		662	628

Interest expense	1,618		2,046		1,614		1,141	863

Income tax provision	~~68~~132		~~57~~60		95		50	75

Net income	~~745~~864		~~720~~725		622		415	234

Balance Sheet Data

Cash and cash equivalents	$8,855		$2,925		$737		$1,051	$3,802

Gross cardmember receivables	10,859		26,~~335~~233		27,~~593~~506	(b)	24,421	21,888

Reserve for losses, cardmember receivables	204		831		739		671	555

Gross cardmember loans	498		403		356		569	622

Reserve for losses, cardmember loans	14		10		10		15	55

Loans to affiliates	11,726		11,201		9,691		8,254	7,039

Investment securities (including restricted)	3,084		3,044		3,015		2,996	3,183

Total assets	39,265		45,843		40,963		37,368	36,259

Short-term debt	15,684		19,775		15,469		15,982	13,245

Current portion of long-term debt	5,201		7,411		3,440		2,300	5,734

Long-term debt	14,809		14,872		18,350		14,629	12,880

Shareholder’s equity	3,~~098~~033		3,~~446~~444		3,419		3,270	2,992

Cash dividends	580		750		500		200	125

~~(a)~~

(a)

Refer to Notes 1, 2, 3, 10, 13, 14 and 15 to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Restatement” for further detailed information related to the restated Consolidated Financial Statements.

(b)	The 2006 Consolidated Balance Sheet reflects the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates.

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Restatement

As discussed in “Explanatory Note”, American Express Credit Corporation (Credco) is amending its Annual Report on Form 10-K for the year ended December 31, 2008 in order to reflect the restatement of its Consolidated Financial Statements and amendments to related disclosures as of and for the years ended December 31, 2008 and 2007. Credco is also restating as part of the Form 10-K/A certain financial and other quarterly information previously issued in its Quarterly Reports on Form 10-Q; accordingly Form 10-Q/As for the affected quarterly periods of 2008 and 2007 will not be filed. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Notes 1, 2, 3, 10, 13, 14 and 15 to the Consolidated Financial Statements included herein also contain information regarding the nature and impact of the restatement.

The following tables set forth the effects of the restatement adjustments on affected line items within Credco’s previously reported Consolidated Statements of Income for the years ended December 31, 2008 and 2007, Consolidated Balance Sheets as of December 31, 2008 and 2007, and Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2008 and 2007, as well as the Ratio of Earnings to Fixed Charges for the years ended December 31, 2008 and 2007.

CONSOLIDATED STATEMENTS OF INCOME

	December 31, 2008		December 31, 2007

(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Other revenues	$20	$203	$8	$16
Total revenues	$3,250	$3,433	$3,862	$3,870
Pretax income	$813	$996	$777	$785
Income tax	$68	$132	$57	$60
Net income	$745	$864	$720	$725

CONSOLIDATED BALANCE SHEETS

	December 31, 2008		December 31, 2007

	As Previously Reported		As Previously Reported

(millions)		Restated		Restated

Cardmember receivables	$10,655	$10,655	$25,504	$25,402
Due from affiliates	$3,660	$3,660	$2,367	$2,469
Accrued interest and other liabilities	$473	$538	$339	$341
Total liabilities	$36,167	$36,232	$42,397	$42,399
Retained earnings	$3,322	$3,446	$3,157	$3,162
Foreign currency translation adjustments, net of tax	$(379)	$(568)	$129	$122
Total accumulated other comprehensive (loss) income	$(386)	$(575)	$127	$120
Total shareholder’s equity	$3,098	$3,033	$3,446	$3,444

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(millions)	As Previously Reported	Restated

Net income for year ended December 31, 2007	$720	$725
Foreign currency translation adjustments	$87	$80
Total comprehensive income	$790	$788
Balances at December 31, 2007	$3,446	$3,444

Net income for year ended December 31,2008	$745	$864
Foreign currency translation adjustments	$(508)	$(690)
Total comprehensive income	$232	$169
Balances at December 31, 2008	$3,098	$3,033

RATIO OF EARNINGS TO FIXED CHARGES

(millions)	As Previously Reported	Restated

2007	1.38	1.38
2008	1.50	1.62

See Note 15 to the Consolidated Financial Statements for the Consolidated Statements of Income and the Consolidated Balance Sheets restated for quarters within 2008 and 2007.

Critical Accounting Policies

~~American Express Credit Corporation’s (Credco)~~Credco’s significant accounting policies are described in Note ~~1~~2 to the Consolidated Financial Statements. The following provides information about three critical accounting policies that are important to the Consolidated Financial Statements and that require significant management assumptions and judgments.

Reserves for cardmember losses

Credco’s reserves for losses relating to cardmember receivables and loans represent management’s best estimate of the losses inherent in Credco’s outstanding portfolio of receivables and loans. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. These reserves reflect management’s judgment regarding overall adequacy. Management considers whether to adjust reserves that are calculated by the analytic models based on other trends, such as the reserves as a percentage of past-due accounts, reserves as a percentage of cardmember loans and receivables, and net write-off coverage. Other trends considered include leading economic and market indicators, such as the unemployment rate, the consumer confidence index, the purchasing manager’s index, bankruptcy filings, concentration of credit risk based on tenure, industry or geographic regions, and the legal and regulatory environment.

Cardmember loans are generally written-off when they are 180 days past due. Cardmember receivables are generally written-off when they are 360 days past due, except that beginning in 2008, cardmember receivables that are included in American Express’ U.S. Card Services segment are written-off when they are 180 days past due. Such receivables are related to Credco Receivables Corporation (CRC). To the extent historical credit experience updated for emerging market trends in credit are not indicative of future performance, actual losses could differ significantly from management’s judgments and expectations, resulting in either higher or lower future provisions for losses, as applicable. As of December 31, 2008, if an increase in write-off rates was five percent of cardmember receivables and loans at such date, the reserve for losses would increase by approximately $11 million. This sensitivity analysis does not represent management’s expectations of the deterioration in write-offs but is provided as a hypothetical scenario to assess the sensitivity of the provisions for cardmember losses to changes in key inputs.

The process for determining the reserve for cardmember losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Fair Value Measurement

Credco holds investment securities and derivative instruments. These financial instruments are reflected at fair value on Credco’s Consolidated Balance Sheets. Management will make significant assumptions and judgments when estimating fair value for these financial instruments.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS No. 157), the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3).

Effective January 1, 2008, Credco partially adopted SFAS No. 157 for its financial assets and liabilities that are accounted for at fair value. Refer to Notes ~~1~~2 and ~~10~~11 to the Consolidated Financial Statements for further details of Credco’s fair value measurements.

   Investment Securities

Credco’s investment securities are comprised of predominantly U.S. Government and U.S. Government sponsored entities (e.g., Fannie Mae, Freddie Mac). The investment securities are classified as available-for-sale with changes in fair value recorded in accumulated other comprehensive (loss) income within shareholder’s equity on Credco’s Consolidated Balance Sheets.

The fair market values for Credco’s investment securities are obtained primarily from pricing services engaged by Credco, and Credco receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used, nor does Credco apply any adjustments to prices received from the pricing services. As of December 31, 2008, all of Credco’s investment securities are classified in Level 2 of the fair value hierarchy. See further discussion in Note ~~3~~4 to Credco’s Consolidated Financial Statements.

In the measurement of fair value for Credco’s investment securities, even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Other-Than-Temporary Impairment

Credco reviews and evaluates its investment securities, at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, Credco considers several metrics when evaluating investment securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuer’s credit rating. Key factors considered when assessing other-than-temporary impairment include the determination of the extent to which the difference is due to increased default risk for the specific issuers, or market interest rate risk. With respect to market interest rate risk, including benchmark interest rates and credit spreads, Credco’s intent and ability to hold the investment securities for a time sufficient to recover the unrealized losses is a significant consideration in the other-than-temporary evaluation process. See further discussion in Note ~~3~~4 to Credco’s Consolidated Financial Statements.

In determining whether any of Credco’s investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment around Credco’s view on collectibility and credit quality of the issuer, or Credco’s ability and intent to hold the investment securities for a time sufficient to recover the unrealized losses. This could result in Credco recording an other-than-temporary impairment loss through earnings with a corresponding offset to accumulated other comprehensive (loss) income. As of December 31, 2008, Credco had no gross unrealized losses in its investment securities portfolio, that were deemed not to be other-than-temporarily impaired.

Derivative Instruments

Credco’s primary derivative instruments include interest rate swaps, forward agreements, foreign currency options and cross-currency swaps. Derivative instruments are reported in other assets and other liabilities on Credco’s Consolidated Balance Sheets. Changes in fair value are recorded in accumulated other comprehensive (loss) income, and/or in the Consolidated Statements of Income, depending on (i) the documentation and designation of the derivative instrument, and (ii) if the derivative instrument is in a hedging relationship, its effectiveness in offsetting the changes in the designated risk being hedged.

The fair values of Credco’s derivative instruments are estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by Credco are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, and volatility. In certain instances credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value the derivative instruments are not indicative of the credit quality of Credco or its counterparties. Credco considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. As of December 31, 2008, the credit and nonperformance risks associated with Credco derivative counterparties were not significant.

Credco manages derivative instrument counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative instrument credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by American Express Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with American Express Enterprise-wide Risk Management Committee guidelines and procedures and determines the risk mitigation actions, when necessary. Credco’s derivative instruments are classified in Level 2 of the fair value hierarchy. See further discussion in Note ~~7~~8 to Credco’s Consolidated Financial Statements.

In the measurement of fair value for Credco’s derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. In addition, although counterparty credit risk is actively managed by the IRMC, and any necessary credit valuation adjustments are based on observable default rates, a change in facts and circumstances could lead to a change in management judgment about counterparty credit quality, which could result in Credco recognizing an additional counterparty credit valuation adjustment. As of December 31, 2008, the credit and nonperformance risks associated with Credco’s derivative instrument counterparties were not significant.

Income Taxes

The taxable income of Credco is included in the consolidated United States federal income tax return of American Express. Under an agreement with TRS, taxes are recognized on a separate company basis. American Express is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which American Express operates. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. In establishing a provision for income tax expense, management must make judgments about the application of these inherently complex tax laws.

Credco establishes a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements. In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether a tax position is more likely than not to be sustained upon examination by the taxing authority and also in determining the ultimate amount that is likely to be realized. A tax position is recognized when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of tax benefit recognized is based on management’s assessment of the most likely outcome on ultimate settlement with the taxing authority. This measurement is based on many factors, including whether a tax dispute may be settled through negotiation with the taxing authority or is only subject to review in the courts. As new information becomes available, management evaluates its tax positions, and adjusts its unrecognized tax benefits, as appropriate.

If the tax benefit ultimately realized differs from the amount previously recognized in the income tax provision, Credco recognizes an adjustment of the unrecognized tax benefit through the income tax provision.

Deferred tax assets and liabilities are determined based on the differences between the GAAP financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax asset will not be realized.

Since deferred taxes measure the future tax effects of items recognized in the financial statements, certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, reversing temporary differences and available tax planning strategies. These assessments are performed quarterly, taking into account any new information.

Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, Credco records or adjusts the related valuation allowance in the period that the change in facts or circumstances occurs, along with a corresponding increase or decrease to the income tax provision.

Impact of Credit and Capital Market Environment

Credit Markets – U.S. Cardmember Receivables

During 2008, deteriorating home prices, rising unemployment and broad tightening of consumer credit adversely affected U.S. credit card issuers generally, including American Express issuers that sell receivables to Credco.

In managing risk on behalf of Credco, TRS’ objective is to protect its profitability, but also protect, to the extent it can, TRS’ ongoing relationship with the cardmembers and their experience. With this in mind, the following actions have been taken by TRS across the U.S. cardmember portfolios:

•	incorporating more sophisticated information in TRS’s risk evaluations;

•	focusing on areas of high risk, and canceling certain accounts;

•	reducing some customer lines of credit;

•	increasing the number of customer care professionals; and

•	assisting cardmembers who are experiencing temporary financial difficulty.

American Express’ view is that economic conditions will deteriorate further in 2009. The impact to Credco is that its purchases of receivables and loans will decline because of reduced cardmember spending. This is in addition to the expected reduction in purchases as a result of the amendment to the Receivables Agreements in October 2008 discussed previously.

Capital Markets

The global money and capital markets have been experiencing periods of liquidity disruption and rate volatility since the third quarter of 2007. Liquidity, benchmark interest rates, and credit concerns were further exacerbated during September 2008, fueled by heightened concerns about the global financial system after the collapse of several large financial institutions in the United States and elsewhere.

Credco’s funding strategy includes the issuance of debt with a wide range of maturities to spread out or “ladder” the refinancing requirements in future periods. This includes both unsecured term debt and commercial paper. Since September 2008, the market for Credco’s unsecured term debt, like that for virtually all financial institutions, has been effectively frozen.

Certain programs sponsored by the federal government and certain of its departments and agencies launched or announced by the United States and other governments during the fourth quarter of 2008 provided some stability to the capital markets and reduced dislocations in benchmark indices such as LIBOR. However, if the unprecedented levels of volatility and disruptions reemerge or worsen, they could negatively impact Credco’s funding capabilities, liquidity position, and investment portfolios or derivative positions.

Investment Portfolio

Credco’s investment portfolio primarily supports its contingent liquidity strategy, by investing in U.S. Government and agencies obligations. Credco’s objective is to manage the type and mix of assets as well as their maturity profile in order to ensure the cash and liquidity needs can be met without relying on the sale of investments prior to maturity. As a result, Credco generally holds its investments until their maturity. Credco nonetheless seeks to invest in portfolios of securities with sufficient liquidity that could be accessed prior to maturity should changes in cash needs occur.

All of Credco’s investments are classified as available-for-sale. Credco reviews its investments at least quarterly and more often as market conditions may require to evaluate their fair values and to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairments for available-for-sale securities is a subjective process, requiring the use of various assumptions and application of judgment.

Government Sponsored Enterprises

At December 31, 2008, Credco owned approximately $2.7 billion of senior unsecured debentures issued by Government Sponsored Enterprises (GSEs): Fannie Mae and Freddie Mac. On September 7, 2008, the Federal Housing Finance Agency (FHFA) announced the decision to place Fannie Mae and Freddie Mac into a conservatorship run by FHFA. These actions were designed to protect the senior and subordinated debt and the mortgage-backed securities of the GSEs. The total net unrealized gains on these securities were approximately $37 million at December 31, 2008.

Money Market Fund

Credco owned a $500 million investment in the Reserve Primary Fund (the Fund), a money market fund. The net asset value of the Fund fell below $1 per share in September 2008. Credco recorded a loss of $15 million related to its investment in the Fund in September 2008. Credco received approximately $390 million from the Fund since it filed a redemption order with Reserve, the Fund sponsor, in September 2008. The remaining amount due from the Fund is recorded in deferred charges and other assets on Credco’s Consolidated Balance Sheets. On February 20, 2009, Credco received $33 million from the Fund. The timing of receipt of the remaining proceeds cannot be determined at this time.

With the exception of its exposure to the Fund, Credco did not experience any defaults or events of default, or determine it would not receive timely contractual payments of interest and repayment of principal on any of its holdings in its investment portfolios.

Consolidated Capital Resources and Liquidity

Credco’s balance sheet management objectives are to maintain a broad, deep and diverse set of funding sources to finance its assets and meet operating requirements and liquidity programs that enable Credco to meet its obligations for at least a 12 month period should some or all of its funding sources become inaccessible.

Funding Strategy

Credco seeks to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations and cost-effectively finance current and future asset growth as well as to maintain a strong liquidity profile. Diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity, or investor. The mix of Credco’s funding in any period will seek to achieve cost-efficiency consistent with both maintaining diversified sources and achieving its liquidity objectives. Credco’s funding strategy and activities are integrated into its asset-liability management activities.

The recent turmoil in the money and capital markets during 2008 resulted in changes to the mix and cost of financing Credco obtained from its traditional funding sources.

Credco has historically relied on the debt capital markets to satisfy a substantial amount of its funding needs, as do many financial services companies. Notwithstanding the difficult conditions in the financial markets during the past year, Credco accessed a variety of capital markets sources during the first three quarters of the year. Credco’s issuances of debt securities, similar to most issuances across the capital markets, included spreads above benchmark rates that were significantly greater than those on similar issuances during the prior several years.

Credco’s strategy is to issue debt with a wide range of maturities to reduce and spread out the refinancing requirements in future periods. However, Credco’s ability to obtain financing in the debt capital market for unsecured term debt is subject to a renewal of investor demand. Credco continues to assess its needs and investor demand, which will likely change the mix of its existing sources as well as seek to add new sources to its funding mix. Credco’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity and demand for securities offered by Credco and regulatory changes. Many of these risks and uncertainties are beyond Credco’s control.

Credco’s funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Moody’s Investor Services (Moody’s), Standard & Poor’s (S&P), Fitch Ratings, and Dominion Bond Rating Service (DBRS). Recently, three of the four credit rating agencies that rate Credco provided updates on Credco’s ratings as follows:

▪

During the fourth quarter of 2008, Moody’s lowered the senior long-term debt ratings of Credco from Aa3 to A1 and revised its outlook of Credco from stable to negative. This change, which brings the ratings for Credco’s funding to the same level as other rating agencies, reflected concerns regarding weakness in the broader economy and specific concerns regarding “negative asset quality trends and lending exposures.” Moody’s affirmed all of its short-term ratings (P-1). On February 25, 2009, Moody’s placed Credco long-term ratings on review for possible downgrade. The P-1 short-term rating was affirmed.

▪

During the fourth quarter of 2008, S&P lowered the long-term ratings on Credco from A+ to A. The outlook on the rating was negative. S&P affirmed its short-term ratings (A-1). On March 19, 2009, S&P placed both its long- and short-term ratings on Credco on “CreditWatch” with negative implications.

▪	On January 29, 2009, DBRS announced that it had revised its outlook on the long-term senior ratings of Credco (A (high)) from stable to negative.

Maintenance of high and stable debt ratings is critical to ensuring Credco has continuous access to capital and credit markets at cost-effective rates. Historically, credit ratings have had a significant impact on the borrowing capacity and costs of Credco. A downgrade in Credco’s long-term debt rating would result in higher interest expense on Credco’s unsecured debt, as well as higher fees related to borrowings under its unused lines of credit. A downgrade of one level in Credco’s short-term rating would result in Credco having to significantly reduce or eliminate its outstanding commercial paper compared to historical levels. In the event a reduction in its borrowing capacity in the short-term debt markets were to occur, Credco would further shift its funding to other funding programs, such as issuance of long-term debt, to the extent these markets are available.

Short-term funding programs

Credco’s short-term funding requirements have historically been met primarily by the sale of commercial paper. Credco’s commercial paper is a widely recognized name in the money markets and is supported by a diverse base among short-term investors. Credco has readily sold the volume of commercial paper necessary to meet its funding needs as well as to cover the daily maturities of commercial paper issued. During 2008, Credco had continuous access to the commercial paper markets to fund its business operations. Its commercial paper issuances after mid-September occurred at shorter weighted average maturities than Credco’s historical trend, consistent with the changes in issuance maturities occurring across the overall commercial paper market, as reported by the Federal Reserve.

The shortening of the maturities in the commercial paper markets makes it more difficult for Credco to manage its day-to-day cash flow. Since year-end, Credco has reduced its reliance on the commercial paper market.

On October 7, 2008, the Federal Reserve Board established the Commercial Paper Funding Facility (CPFF). The CPFF provides three-month liquidity to U.S. issuers of commercial paper through a special purpose vehicle (SPV), which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. The commercial paper must be rated at least A1/P1/F1 by a major nationally recognized statistical rating organization (NRSRO) and, if rated by multiple major NRSROs, must be rated at least A1/P1/F1/R1 (middle) by two or more NRSROs. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. The SPV is currently scheduled to cease purchasing commercial paper on October 30, 2009, unless the Board extends the facility. At December 31, 2008, Credco had $7.3 billion of commercial paper outstanding, including $4.5 billion under the CPFF. As of March 30, 2009, there was no commercial paper outstanding under the CPFF.

The table below illustrates Credco’s commercial paper outstanding and back-up liquidity coverage at December 31:

(Billions, except percentages)	2008	2007

Commercial paper outstanding	$7.3	$10.5
Year to date average commercial paper outstanding(a)	$10.8	$7.8
Net (cash) short-term debt outstanding(b)	$(1.5)	$7.9
Total back-up liquidity coverage of net short-term debt(c)	723%	140%

(a)	Average commercial paper outstanding includes amounts issued through the CPFF program.

(b)

Credco currently manages the level of short-term debt outstanding, exclusive of short-term debt to affiliates, such that its total back-up liquidity, including maximum available bank credit facilities and term liquidity portfolio investment securities, is not less than 100 percent of net short-term debt. Net short-term debt consists of commercial paper and certain other short-term borrowings less cash and cash equivalents. Credco’s total back-up liquidity coverage of net short-term borrowings was in excess of 100 percent at December 31, 2008 and 2007.

(c)	Based on the maximum available borrowings under committed third party bank credit facilities and term liquidity portfolio investment securities.

Long-term debt programs

Long-term debt is raised through the offering of debt securities in the United States and international capital markets. Long-term debt is generally defined as any debt with an original maturity greater than 12 months.

Credco had the following long-term debt outstanding at December 31:

(Billions)	2008	2007

Long-term debt outstanding	$20.0	$22.3
Average long-term debt	$21.2	$22.7

See further details on total year-end stated rates on debt and maturities in Note ~~5~~6 to the Consolidated Financial Statements.

Credco regularly seeks to expand the capacity and diversity of its funding sources. In August 2008, Credco commenced an InterNotes® program that offers retail investors the opportunity to make unsecured medium-and long-term fixed income investments in Credco. Credco raised over $408 million of funding under this program through December 31, 2008.

Credco also has the ability to issue debt securities under shelf registrations filed with the ~~Securities and Exchange Commission (~~SEC~~)~~. The shelf registration statement filed with the SEC is for an unspecified amount of debt securities to be issued from time to time. During 2008, Credco issued $5.8 billion of fixed and floating rate long-term debt securities with maturities ranging from two to seven years, from its U.S. shelf registration. At December 31, 2008, Credco had $13.0 billion of debt securities outstanding, issued under the SEC registration statements.

Credco, in conjunction with certain subsidiaries of American Express, has established a program for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. During 2008, this program was renewed and the maximum aggregate principal amount of debt instruments outstanding at any one time under the program was increased to $50.0 billion. The proceeds of these issuances are used for financing operations, including the purchase of receivables and the repayment of previously issued debt. At December 31, 2008, $3.7 billion was outstanding under this program, of which $2.4 billion was issued by Credco.

Credco established a program in Australia for the issuance of debt securities from time to time of up to approximately $4.2 billion. During 2008, no notes were issued under this program. At December 31, 2008, approximately $3.5 billion was available for issuance under this program.

During the first quarter of 2008, a new shelf prospectus was filed and became effective in Canada for a medium-term note program providing for the issuance from time to time, in Canada, of up to approximately $2.9 billion of notes by American Express Canada Credit Corporation (Cancredco), an indirect wholly owned subsidiary of Credco. All notes issued under this shelf registration will be guaranteed by Credco. During 2008, Cancredco issued approximately $411 million of medium-term notes. The financial results of Cancredco are included in the consolidated financial results of Credco.

The most restrictive limitation on dividends imposed by the debt instruments issued by Credco is the requirement that Credco maintain a minimum consolidated net worth of $50 million. There are no significant restrictions on the ability of Credco to obtain funds from its subsidiaries by dividend or loan. Additionally, there are no limitations on the amount of debt that can be issued by Credco.

Credco paid cash dividends of $580 million and $750 million to TRS in 2008 and 2007, respectively. On February 10, 2009, Credco paid a cash dividend of $75 million to TRS.

Liquidity Strategy

Credco seeks to ensure that it has adequate liquidity in the form of cash and readily-marketable securities easily convertible into cash, as well as access to cash and equivalents, to continuously meet its business needs, sustain operations and satisfy its obligations for a period of at least 12 months without access to the unsecured debt capital markets. This objective is managed by regularly accessing capital through a broad and diverse set of funding programs, by maintaining cash and readily-marketable securities, as well as through a variety of contingent sources of cash and financing. Credco maintains a liquidity plan that enables it to continuously meet its daily obligations when its access to financing becomes impaired or markets become inaccessible. The plan contemplates a hypothetical 12-month liquidity crisis occurring as a sudden and unexpected event that makes financing from its various funding sources unavailable.

The sources of cash in such stress environment include, but are not limited to, Credco’s cash and readily-marketable securities, securitizations of cardmember receivables through RFC V and AEIT, loans through American Express affiliates, and bank credit facilities. Credco has identified over $35 billion in alternate sources of cash from these sources.

As a result of Credco’s funding activities during 2008, Credco raised funds that substantially exceeded its 2008 funding needs. The excess was invested with the purpose of increasing the amount of cash and readily-marketable securities Credco holds.

The amount of cash and readily-marketable securities Credco expects to maintain will be substantially greater than its historical levels of holdings. Credco expects to incur higher net interest cost on these amounts, which will be dependent on the amount Credco actually maintains, as well as the difference between its cost of funding these amounts and their investment yields.

Cash and Readily-Marketable Securities

At December 31, 2008, Credco had cash and cash equivalents of approximately $8.9 billion as well as $3.1 billion of longer-term readily-marketable securities. These investments are of high credit quality, highly liquid short-term instruments and longer term, highly liquid instruments, such as U.S. Treasury securities, government-sponsored enterprise debt, or government-guaranteed debt. These instruments are managed to either mature prior to the maturity of borrowings that will occur within the next 12 months, or are sufficiently liquid that Credco can sell them or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

Committed Bank Credit Facilities

Credco maintained committed bank credit facilities at December 31, 2008 as follows:

(Billions)	Total	American Express	Credco

Committed(a)	$10.4	$1.3	$9.1	(b)
Outstanding	$2.5	—	$2.5

(a)	Committed lines supported by 34 financial institutions.

(b)	Credco has the right to borrow a maximum amount of $10.4 billion with a commensurate maximum $1.3 billion reduction in the amount available to American Express.

Credco’s committed bank credit facilities expire as follows:

(Billions)

2010	$1.9
2011	2.6
2012	5.9

Total	$10.4

The availability of the credit lines is subject to Credco’s compliance with certain financial covenants that require maintenance of a 1.25 ratio of combined earnings and fixed charges to fixed charges. The ratio of earnings to fixed charges for Credco and American Express was as follows:

	Credco		American Express (b)

2008	1.~~50~~62	(a)	1.96
2007	1.38	(a)	2.24
2006	1.44		2.54

(a) The ratio of earnings to fixed charges for Credco has been restated for the effect of the correction of the errors in accounting as discussed in “Explanatory Note”.

(b) The ratio of earnings to fixed charges for American Express have not been restated. The impact of the incorrect accounting was not material to American Express in any of the quarterly or annual periods in which it occurred.

Committed bank credit facilities do not contain material adverse change clauses, which may preclude borrowing under the credit facilities. Additionally, the facilities may not be terminated should there be a change in Credco’s credit rating.

In consideration of all the funding sources, Credco believes that it would have the liquidity to satisfy all maturing obligations and fund normal business operations for at least a 12-month period in the event that access to the secured and unsecured fixed income capital markets is completely interrupted for that length of time. These events are not considered likely to occur.

Results of Operations

Pretax income depends primarily on the volume of cardmember receivables and loans purchased, the discount factor used to determine purchase price, the relationship of the total discount to Credco’s interest expense and the collectibility of cardmember receivables and loans purchased.

Credco’s consolidated net income rose ~~3~~19 percent to $~~745~~864 million for the year ended December 31, 2008, as compared to the year ended December 31, 2007. The year-over-year increase was primarily due to a decrease in interest expense, provisions for losses, net of recoveries and loan service fees and an increase in interest income earned on loans to affiliates, partially offset by a decrease in discount revenue earned from purchased cardmember receivables and loans, and a decrease in interest income from investments. A portion of the increase in net income was also due to the year-over-year increase in other revenues for the reasons described below.

The following table summarizes the changes attributable to the increase (decrease) in key revenue and expense accounts:

(Millions)	2008	2007

Discount revenue earned on purchased cardmember receivables and loans:
Volume of receivables and loans purchased	$(516)	$78
Discount rates	(166)	572

Total	$(682)	$650

Interest income from affiliates:
Average loans to affiliates	$113	$73
Interest rates	(19)	54

Total	$94	$127

Interest income from investments:
Average investments outstanding	$151	$22
Interest rates	(182)	38

Total	$(31)	$60

Provisions for losses, net of recoveries:
Volume of receivables purchased	$(183)	$36
Provisions rates and volume of recoveries	(18)	217

Total	$(201)	$253

Interest expense:
Average debt outstanding	$75	$165
Interest rates	(324)	165

Total	$(249)	$330

Interest expense to affiliates:
Average debt outstanding	$34	$24
Interest rates	(213)	77

Total	$(179)	$101

Discount Revenue Earned on Purchased Cardmember Receivables and Loans

Discount revenue decreased 24 percent or $682 million to $2.2 billion for 2008, as compared to 2007, due to a decrease in both the volume of receivables purchased and discount rates. Volume of receivables and loans purchased for 2008, was 18 percent lower than 2007, primarily due to the amendment of the Receivables Agreements between each of Credco and Centurion Bank and FSB; purchased volume does not include those cardmember receivables transferred with recourse to Credco and cardmember receivables and loans funded by loans to affiliates. Discount rates, which vary over time due to changes in market interest rates or changes in the collectibility of cardmember receivables, decreased an average of approximately 7 basis points compared to the year ended December 31, 2007.

Interest Income from Affiliates

Interest income from affiliates increased 14 percent or $94 million to $744 million in 2008, as compared to 2007. The year-over-year increase is due to an increase in the volume of loans to affiliates, partially offset by a decrease in the interest rates charged to affiliates. The average volume of loans to affiliates increased partially due to loans to both Centurion Bank and FSB, as a consequence of amending the Receivables Agreements. The average interest rate charged to affiliates during 2008, was 16 basis points lower than the average interest rate charged to affiliates in 2007.

Interest Income from Investments

Interest income from investments decreased 11 percent or $31 million to $247 million for 2008, as compared to 2007. The year-over-year decrease is due to an increase in the average outstanding amount of cash and cash equivalents offset by the decrease of the average interest rate on the total investment portfolio of approximately 211 basis points for 2008, as compared to 2007. The increase in cash and cash equivalents reflects the issuance of short- and long-term debt that was in excess of Credco’s business operating needs, and investment of the excess proceeds in cash equivalents.

Other Revenues

Other revenues increased from $16 million for the year ended 2007 to $203 million for the year ended 2008, from $5 million for the nine months ended September 2007 to $40 million for the same period in 2008, from $5 million for the six months ended June 2007 to $10 million for the same period in 2008, with all variations primarily as a result of the change in value of foreign exchange forward contracts. Other revenues for the three months ended March 31, 2007 were $4 million as compared to nil for the same period in 2008.

Provisions for Losses, Net of Recoveries

The provisions for losses, net of recoveries decreased 24 percent or $201 million to $641 million for 2008, as compared to 2007. The year-over-year decrease primarily reflects the reduction in the volume of receivables purchased partially offset by higher write-off and delinquency rates compared to 2007, reflecting a more difficult U.S. credit environment.

Interest Expense and Interest Expense to Affiliates

Interest expense and interest expense to affiliates decreased 15 percent and 41 percent, respectively, for 2008 compared to 2007, due to lower interest rates partially offset by higher average debt outstanding. The average interest rate on debt outstanding during 2008, was 101 basis points lower than 2007. The average rate due to affiliates during 2008, was 241 basis points lower than 2007.

Service Fees to Affiliates

Credco pays fees to affiliates for the related servicing of the receivables purchased. Service fees to affiliates decreased 10 percent or $19 million to $173 million for 2008, as compared to 2007, due to a decrease in servicing provided under service level agreements with affiliates, in particular with Centurion Bank and FSB.

Income Taxes

Credco’s effective tax rate for the years ended December 31, 2008, 2007 and 2006, was ~~8.4 percent, 7~~.13.3 percent, 7.6 percent and 13.2 percent, respectively. The effective tax rate was higher in 2008 as compared to 2007 primarily due to the attribution and change in the geographic mix of pretax income among various jurisdictions. The effective tax rate was lower in 2007 as compared to 2006 primarily as a result of an increase in the benefits related to its ongoing funding activities outside the United States.

Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credco’s risk management objective is to monitor and control risk exposures to earn returns commensurate with the appropriate level of risk assumed. In addition to business risk, Credco recognizes four fundamental sources of risk: credit risk, market risk, liquidity risk and operational risk. These risks, which are described below, are interrelated, and management has adopted well defined risk-taking principles to guide Credco’s business strategies and objectives. Credco views credit risk as a component of driving profitable growth. Market risk is hedged or managed within established parameters to sustain such earnings growth. Liquidity risk is managed through the diversification of funding sources, while operational risk arising from Credco’s business activities is carefully monitored to maintain it within acceptable limits.

Credco’s risk management oversight is performed through internal and independent oversight functions. Risk management governance at Credco begins with the American Express Board approved risk management policies and objectives and the American Express Board oversight of risk management parameters. Supporting the American Express Board in its oversight function are other risk management oversight committees, such as American Express’ Treasury Department and other asset and liability management committees. The American Express Enterprise Risk Management Committee (ERMC) supplements the risk management capabilities resident within American Express’ business segments by routinely reviewing key market, credit, operational and other risk concentrations across American Express and recommending action where appropriate. The ERMC recommends risk limits, promotes an understanding of risks across American Express, including Credco, and supports management in making risk-return decisions.

Credit Risk Management Process

TRS manages the overall credit risk exposure associated with the cardmember receivables and loans purchased by Credco. Credit risk is defined as the risk of loss from an obligor or counterparty default. Credco is exposed to credit risk through the cardmember receivables and cardmember loans it purchases generally without recourse, as well as through its participation interests. Since such a portfolio consists of millions of borrowers and individual exposures across multiple geographies, occupations, and social segments, its risk is substantially reduced through diversification. A loss distribution is characterized by a higher frequency but manageable severity that is more closely linked to general economic and legal conditions than by borrower-specific events. Receivable and loan purchase decisions and the related discount pricing are impacted by the overall credit risk considerations inherent in the cardmember receivables and cardmember loans.

Credit risk associated with Credco’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, Credco’s counterparties are all required to be rated as investment grade. Additionally, Credco enters into master netting agreements with its counterparties wherever practical.

Market Risk Management Process

Market risk is the risk to earnings or value resulting from movements in market prices. Credco’s market risk consists primarily of interest rate risk and foreign exchange risk. Market risk exposures are monitored and managed by various risk committees, American Express’ Treasury Department as well as by Credco’s management. Credco operates under American Express Board approved policies related to market risk management and the use of derivative financial instruments. With respect to derivative financial instruments, the value of such instruments is derived from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity indices or prices. These instruments enable end users to increase, reduce, or alter exposure to various market risks and, for that reason, are an integral component of Credco’s market risk and related asset liability management strategy and processes. See Note ~~7~~8 to the Consolidated Financial Statements for additional discussion of Credco’s derivative financial instruments.

Interest rate risk is primarily generated by the funding of cardmember receivables and fixed-rate cardmember loan purchases with variable rate borrowings. These assets and liabilities generally do not create naturally offsetting positions with respect to basis, re-pricing or maturity characteristics. By using derivative financial instruments, such as interest rate swaps, the interest rate profile can be adjusted to maintain and manage a desired profile. At both December 31, 2008 and 2007, the total notional amount of interest rate swaps was approximately $8 billion. These derivatives generally qualify for hedge accounting. A portion of these derivatives outstanding as of December 31, 2008 extend to 2015.

In addition, foreign exchange risk is generated by cross-currency purchased cardmember receivables and cardmember loans, foreign currency denominated balance sheet exposures and foreign currency earnings in international units. Credco hedges this market exposure to the extent it is economically justified through various means including local market cross-currency funding and the use of derivative financial instruments, such as foreign exchange forward and cross-currency swap contracts, which can help “lock in” Credco’s exposure to specific currencies. At both December 31, 2008 and 2007, the total notional amount of foreign exchange derivatives was approximately $5 billion. These derivatives generally do not qualify for hedge accounting, however, derivative hedging activities related to translation exposure of foreign operations generally do.

The following discussion includes sensitivity analysis of interest rate and foreign currency risk and estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year’s earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10 percent strengthening of the U.S. dollar versus all other currencies. Computations of the prospective effects of hypothetical interest rate and foreign exchange rate changes are based on numerous assumptions, including relative levels of market interest rates and foreign exchange rates, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur, including revising the discount rate applicable to purchases of new receivables. As a result, actual earnings consequences will differ from those quantified. The detrimental effect on Credco’s pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $36 million based on the 2008 year-end positions. This effect, which is calculated using a static asset/liability gapping model, is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments. From a foreign exchange risk perspective, based on the year-~~ends~~ ended 2008 and 2007 foreign exchange positions, the effect on Credco’s earnings of the hypothetical 10 percent strengthening of the U.S. dollar would be ~~immaterial~~approximately $47 million and $63 million, respectively.

Liquidity Risk Management Process

Liquidity risk is defined as the inability to access cash and equivalents needed to meet business requirements and satisfy Credco’s obligations. Credco balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, with having inadequate liquidity, which may result in financial distress during a liquidity event. Liquidity risk is centrally managed by the Funding and Liquidity Committee of American Express, chaired by American Express’ Corporate Treasurer. American Express has developed a liquidity plan that enables it to meet its daily cash obligations when access to unsecured funds in the debt capital markets is impaired or unavailable. This plan is designed to ensure that American Express and all of its main operating entities, including Credco, could continuously maintain business operations for a 12-month period in which its access to all capital markets financing is interrupted. The hypothetical 12-month liquidity crisis is assumed to occur as a sudden and unexpected event that temporarily impairs access to or makes unavailable financing in the unsecured debt markets.

Liquidity risk is managed both at an aggregate American Express level and at the major legal entities, including Credco, in order to ensure that sufficient funding and contingent liquidity resources are available in the amount and in the location needed in a stress event. American Express’ Funding and Liquidity Committee manages the forecasts of American Express’ aggregate and subsidiary cash positions and financing requirements, the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of contingent liquidity resources required, and monitors positions and determines any actions to be taken. Liquidity planning also takes into account operating cash flexibilities.

Operational Risk Management Process

Managing operational risk is an important priority for Credco. Credco defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (e.g., natural disasters), including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal or regulatory penalties. Current areas of significant focus include data protection, vendor risk, financial reporting risk and both internal and external fraud.

Credco is committed to improving its ability to prioritize and manage operational risk through the delivery of a comprehensive operational risk program. In order to appropriately measure operational risk, American Express has developed a comprehensive operational risk model. This model assesses (i) risk events, i.e. what occurred or could have occurred; (ii) root causes, i.e. why did it occur or could have occurred; and (iii) impact, i.e. how was Credco affected or might have been affected. This model and other American Express initiatives have resulted in improved operational risk intelligence and heightened level of preparedness to manage risk events and conditions that may adversely impact American Express’ operations. However, day-to-day management of operational risk lies with Credco. Credco continues to enhance its operational risk management practices on an ongoing basis.

Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	1.	Financial Statements.

See Index to Financial Statements at page F-1 hereof.

	2.	Supplementary Financial Information.

Selected quarterly financial data. See Note ~~14~~15 to the Consolidated Financial Statements appearing herein.

Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A(T).	CONTROLS AND PROCEDURES

The following has been amended to reflect the restatement of Credco’s consolidated financial statements as discussed further in “Explanatory Note” and in Note 1 to the Consolidated Financial Statements.

Credco maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended (“Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by Credco in its Exchange Act reports is accumulated and communicated to Credco’s management including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Credco’s management, with the participation of Credco’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Credco’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the “Exchange Act”)~~defined above) as of the end of the period covered by this report.  Based on such evaluation, Credco’s Chief Executive Officer and Chief Financial Officer have concluded that, ~~as of the end of such period, Credco’s disclosure controls and procedures are effective.~~

~~There have not been any changes in Credco’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during~~ Credco’s ~~fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, Credco’s internal control over financial reporting~~.disclosure controls and procedures were not effective as of December 31, 2008 due to the material weakness identified and described below.

Management’s Report on Internal Control over Financial Reporting

The management of Credco is responsible for establishing and maintaining adequate internal control over financial reporting. ~~Credco’s~~Credco’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•           Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Credco;

•           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Credco are being made only in accordance with authorizations of management and directors of Credco; and

•          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ~~Credco’s~~ Credco’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

~~Credco’s~~ Credco’s management assessed the effectiveness of ~~Credco’s~~Credco’s internal control over financial reporting as of December 31, 2008.  In making this assessment, ~~Credco’s~~Credco’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls ~~-~~-— Integrated Framework.

 Based on ~~management’s~~ management’s assessment and those criteria, management has concluded that, as of December 31, 2008, ~~Credco’s~~Credco’s internal control over financial reporting ~~is~~ was not effective because of the material weakness described below. Accordingly, management has restated its report on internal control over financial reporting.

~~This~~ A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described in “Explanatory Note”, Credco identified an error in its accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustment account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007. Following a review of its controls and processes, Credco’s management has determined that it did not maintain effective controls over processes to accurately record or monitor certain of its net investments in consolidated foreign subsidiaries with similar funding structures. This deficiency resulted in restatements of the financial statements for the fiscal years ended December 31, 2008 and 2007, including each of the quarterly periods in fiscal year 2008 and the third and fourth quarters in fiscal year 2007, and for the first and second quarters in 2009. Accordingly, Credco’s management concluded that this deficiency constitutes a material weakness.

Because Credco is not an accelerated filer under applicable SEC rules, this annual report does not include an attestation report of PricewaterhouseCoopers LLP, Credco’s independent registered public accounting firm, regarding internal control over financial reporting.  Management’s report was not subject to attestation by

Credco’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Credco to provide only management’s report in this annual report.

Pursuant to Item 308T(a) of Regulation S-K, this Management’s Report on Internal Control Over Financial Reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

Remediation Steps to Address Material Weakness in Internal Controls

Credco has reviewed its processes and controls for recording and monitoring its net investment in foreign consolidated subsidiaries and has determined that the error was limited to a discrete number of similar transactions (specifically three funding structures related to its net investment in consolidated foreign subsidiaries). Credco has performed a detailed review of each of these net investment funding structures and has determined there have been no other errors in accounting. Credco has also enhanced its controls with respect to recording and monitoring funding structures related to its net investment in consolidated foreign subsidiaries to prevent future errors in accounting from occurring. Based on the actions taken, Credco believes that, as of the date of this Form 10-K/A, the potential risk of a material misstatement related to the accounting for net investments in consolidated foreign subsidiaries for these three funding structures is remote. In addition, management is performing additional actions to remediate the material weakness including the continued evaluation of the effectiveness of its internal control over financial reporting on an ongoing basis, and will take further actions as appropriate.

To address the material weakness Credco performed additional analysis and other procedures in connection with the preparation of the financial statements included in this Form 10-K/A. Accordingly, management believes that the consolidated financial statements included herein fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

There were no changes to Credco’s internal control over financial reporting that occurred during the fourth quarter ended December 31, 2008 that would have a material effect, or are reasonably likely to have a material effect, on Credco’s internal control over financial reporting.

Item 9B.	OTHER INFORMATION

Not applicable.

PART III

Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Omitted pursuant to General Instruction I(2) (c) to Form 10-K.

Item 11.	EXECUTIVE COMPENSATION

Omitted pursuant to General Instruction I(2) (c) to Form 10-K.

Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Omitted pursuant to General Instruction I(2) (c) to Form 10-K.

Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Omitted pursuant to General Instruction I(2) (c) to Form 10-K.

Item 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The Audit Committee of the Board of Directors of American Express Company has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Consolidated Financial Statements of Credco for the year ended December 31, 2008.

Each year the Audit Committee reviews the accountants’ qualifications, performance and independence in accordance with regulatory requirements and guidelines. At least every ten years, the Audit Committee charter requires a detailed review of American Express’ accounting firm, which would include a comparison of resources available in other firms. The Committee conducted such a review in 2004, resulting in the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Credco for the year beginning January 1, 2005.

Audit Fees

The aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of Credco’s Consolidated Financial Statements and services that were provided in connection with statutory and regulatory filings or engagements and other attest services were $300,913 and $263,500 for the years ended December 31, 2008 and 2007, respectively.

Audit-Related Fees

Credco was not billed by PricewaterhouseCoopers LLP for any fees for audit-related services for 2008 or 2007.

Tax Fees

Credco was not billed by PricewaterhouseCoopers LLP for any tax fees for 2008 or 2007.

All Other Fees

Credco was not billed by PricewaterhouseCoopers LLP for any other fees for 2008 or 2007.

Policy on Pre-Approval of Services Provided by Independent Registered Public Accountants

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the terms of the engagement of Credco’s independent registered public accounting firm is subject to the specific pre-approval of the Audit Committee of American Express. All audit and permitted non-audit services to be performed by Credco’s independent registered public accounting firm require pre-approval by the Audit Committee in accordance with pre-approval procedures established by the Audit Committee. All such services provided by Credco’s independent registered public accounting firm have been pre-approved. The procedures require all proposed engagements of Credco’s independent registered public accounting firm for services to Credco of any kind to be directed to the General Auditor of American Express and then submitted for approval to the Audit Committee of American Express prior to the beginning of any services.

Other Transactions with PricewaterhouseCoopers LLP

American Express has a number of business relationships with individual member firms of the worldwide PricewaterhouseCoopers LLP organization. American Express subsidiaries provide card and travel services to some of these firms and these firms pay fees to American Express subsidiaries. These services are in the normal course of business and American Express provides them pursuant to arrangements that American Express offers to other similar clients.

PART IV

Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

	(a)	1.	Financial Statements:
			See Index to the Financial Statements at page F-1 hereof.

		2.	Exhibits:
			See Exhibit Index hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN EXPRESS CREDIT CORPORATION
(Registrant)

DATE: ~~March 30~~November 16, 2009	~~/s/Christopher S. Forno~~/s/ David L.
By	Yowan

~~Christopher S. Forno~~
~~President and~~ David L. Yowan
Chief Executive Officer

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities on the dates indicated.

DATE:	~~March30~~November16, 2009		~~/s/Christopher S. Forno~~/s/ David L.
		By	Yowan

~~Christopher S. Forno~~
~~President,~~ David L. Yowan
Chief Executive Officer
and Director

DATE	November 16, 2009	By	/s/ Lawrence A. Belmonte

DATE:	~~March 30, 2009~~		~~/s/~~Lawrence A. Belmonte
Vice President and Chief Accounting Officer

DATE:	November 16, 2009	By	~~Lawrence A. Belmonte~~

~~Vice President and Chief Accounting~~

~~Officer~~/s/ Anderson Y. Lee

Anderson Y. Lee
Chief Financial Officer and Director

DATE:	~~March 30~~November16, 2009		~~/s/David L. Yowan~~/s/ Peter C. Sisti

By
~~David L. Yowan~~
~~Chief Financial Officer and~~ Peter C. Sisti
Director

AMERICAN EXPRESS CREDIT CORPORATION
INDEX TO FINANCIAL STATEMENTS
COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 15 (a))

Page Number

Financial Statements:

Report of Independent Registered Public Accounting Firm	F – 2

Consolidated Statements of Income	F – 3

Consolidated Balance Sheets	F – 4

Consolidated Statements of Cash Flows	F – 5

Consolidated Statements of Shareholder’s Equity	F – 6

Notes to Consolidated Financial Statements	F – 7 to F – ~~26~~36

All other schedules are omitted since the required information is not present or because the information required is included in the Consolidated Financial Statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of American Express Credit Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) present fairly, in all material respects, the financial position of American Express Credit Corporation and its subsidiaries (the “Company”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 for the correction of an error.

PricewaterhouseCoopers LLP
New York, New York
March 30, 2009, except for the effects of the restatement described in Note 1 to the consolidated financial statements, as to which the date is November 16, 2009

AMERICAN EXPRESS CREDIT CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, (Millions)	2008 Restated		2007 Restated		2006

Revenues

Discount revenue earned from purchased cardmember receivables and loans		$2,191		$2,873	$2,223
Interest income from affiliates		744		650	523
Interest income from investments		247		278	218
Finance revenue		48		53	47
Other		203		~~8~~16	6

Total revenues		3,~~250~~433		3,~~862~~870	3,017

Expenses

Provisions for losses, net of recoveries		641		842	589
Interest expense		1,363		1,612	1,281
Interest expense to affiliates		255		434	333
Service fees to affiliates		173		192	93
Other		5		5	4

Total expenses		2,437		3,085	2,300

Pretax income		~~813~~996		~~777~~785	717
Income tax provision		~~68~~132		~~57~~60	95

Net income	$	~~745~~864	$	~~720~~725	$622

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, (Millions, except share data)	2008 Restated	2007 Restated

Assets

Cash and cash equivalents	$8,855	$2,925
Cardmember receivables, less reserves: 2008, $204; 2007, $831	10,655	25,~~504~~402
Cardmember loans, less reserves: 2008, $14; 2007, $10	484	393
Loans to affiliates	11,726	11,201
Investment securities	3,084	2,074
Investment securities restricted	—	970
Deferred charges and other assets	801	409
Due from affiliates	3,660	2,~~367~~469

Total assets	$39,265	$45,843

Liabilities and Shareholder’s Equity

Short-term debt	$7,367	$11,093
Short-term debt to affiliates	8,317	8,682
Current portion of long-term debt	5,201	7,411
Long-term debt	14,809	14,872
Total debt	35,694	42,058
Accrued interest and other liabilities	~~473~~538	~~339~~341

Total liabilities	36,~~167~~232	42,~~397~~399

Shareholder’s Equity

Common stock, $.10 par value, authorized 3 million shares; issued and outstanding 1.5 million shares	1	1
Capital surplus	161	161
Retained earnings	3,~~322~~446	3,~~157~~162
Accumulated other comprehensive income (loss), net of tax:
Net unrealized securities gains, net of tax: 2008, $(15); 2007, $(15)	28	28
Net unrealized derivatives losses, net of tax: 2008, $19; 2007, $16	(35)	(30)
Foreign currency translation adjustments, net of tax: 2008, $13; 2007, $(8)	~~(379)~~(568)	~~129~~122

Total accumulated other comprehensive (loss) income	~~(386)~~(575)	~~127~~120

Total shareholder’s equity	3,~~098~~033	3,~~446~~444

Total liabilities and shareholder’s equity	$39,265	$45,843

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, (Millions)	2008		2007		2006

Cash Flows from Operating Activities
Net income (restated)	$	~~745~~864	$	~~720~~725	$622
Adjustments to reconcile net income to net cash provided by operating activities:
Provisions for losses		785		1,017	747
Amortization and other		2		10	9
Deferred taxes		212		(46)	(6)
Changes in operating assets and liabilities:
Due from affiliates		(258)		2	39
Other operating assets and liabilities (restated)		~~569~~450		(~~98)~~103)	259

Net cash provided by operating activities		2,055		1,605	1,670

Cash Flows from Investing Activities
Net decrease (increase) in cardmember receivables and loans (restated)		13,543		~~379~~394	(3,~~643)~~556)
Purchase of investments		(2,637)		—	(3,012)
Maturity of investments		600		—	3,019
Sales of investments		1,994		—	—
Net increase in loans to affiliates		(2,791)		(638)	(570)
Net increase in due from affiliates (restated)		(1,035)		(2,~~362)~~377)	(1,~~067)~~154)

Net cash provided by (used in) investing activities		9,674		(2,621)	(5,273)

Cash Flows from Financing Activities
Net (decrease) increase in short-term debt to affiliates		(365)		(904)	1,542
Net (decrease) increase in short-term debt		(3,726)		5,210	(2,060)
Issuance of long-term debt		6,265		3,536	9,021
Redemption of long-term debt		(7,388)		(3,888)	(4,714)
Dividends paid		(580)		(750)	(500)

Net cash (used in) provided by financing activities		(5,794)		3,204	3,289

Effect on exchange rate changes on cash and cash equivalents		(5)		—	—
Net increase (decrease) in cash and cash equivalents		5,930		2,188	(314)
Cash and cash equivalents at beginning of year		2,925		737	1,051

Cash and cash equivalents at end of year		$8,855		$2,925	$737

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

Three Years Ended December 31, (Millions)	Total	Common Stock	Capital Surplus	Accumulated Other Comprehensive (Loss) / Income		Retained Earnings

Balances at December 31, 2005	$3,270	$1	$161		$28	$3,080

Comprehensive income:
Net income	622					622
Change in net unrealized securities gains	21				21
Change in net unrealized derivatives gains	22				22
Derivatives gains reclassified to earnings	(69)				(69)
Foreign currency translation adjustments	55				55
Total comprehensive income	651
Post retirement benefit adjustment	(2)				(2)
Cash dividends paid	(500)					(500)

Balances at December 31, 2006	3,419	1	161		55	3,202

Comprehensive income:
Net income (restated)	~~720~~725					~~720~~725
Change in net unrealized securities gains	23				23
Change in net unrealized derivatives losses	(26)				(26)
Derivatives gains reclassified to earnings	(14)				(14)
Foreign currency translation adjustments (restated)	~~87~~80				~~87~~80
Total comprehensive income (restated)	~~790~~788
Post retirement benefit adjustment	2				2
Adoption of FIN 48	(15)					(15)
Cash dividends paid	(750)					(750)

Balances at December 31, 2007 (restated)	3,~~446~~444	1	161		~~127~~120	3,~~157~~162

Comprehensive income:
Net income (restated)	~~745~~864					~~745~~864
Change in net unrealized securities gains	—				—
Change in net unrealized derivatives losses	(77)				(77)
Derivatives losses reclassified to earnings	72				72
Foreign currency translation adjustments (restated)	~~(508)~~(690)				~~(508)~~(690)
Total comprehensive income (restated)	~~232~~169
Cash dividends paid	(580)					(580)

Balances at December 31, 2008 (restated)	$3,~~098~~033	$1	$161	$	~~(386)~~575)	$3,~~322~~446

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Restated Financial Results

American Express Credit Corporation (Credco) is amending its Annual Report on Form 10-K for the year ended December 31, 2008 in order to reflect the restatement of its Consolidated Financial Statements and amendments to related disclosures as of and for the years ended December 31, 2008 and 2007. Credco is also restating as part of this Form 10-K/A certain financial and other quarterly information previously issued in its Quarterly Reports on Form 10-Q for 2008 and 2007; accordingly Form 10-Q/As for the affected periods of 2008 and 2007 will not be filed. The restatement has no effect on Credco’s net cash flows provide by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Certain disclosures in Notes 2, 3, 10, 13, 14 and 15 have been restated consistent with the Consolidated Financial Statements.

The following tables set forth the effects of the restatement adjustments on affected line items within Credco’s previously reported Consolidated Statements of Income for the years ended December 31, 2008 and 2007, Consolidated Balance Sheets as of December 31, 2008 and 2007, and Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2008 and 2007. Refer to Note 15 – Quarterly Financial Data (Unaudited) for restated quarterly financial information.

CONSOLIDATED STATEMENTS OF INCOME

	December 31, 2008		December 31, 2007

(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Other revenues	$20	$203	$8	$16
Total revenues	$3,250	$3,433	$3,862	$3,870
Pretax income	$813	$996	$777	$785
Income tax provision	$68	$132	$57	$60
Net income	$745	$864	$720	$725

CONSOLIDATED BALANCE SHEETS

	December 31, 2008		December 31, 2007

(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Cardmember receivables	$10,655	$10,655	$25,504	$25,402
Due from affiliates	$3,660	$3,660	$2,367	$2,469
Accrued interest and other liabilities	$473	$538	$339	$341
Total liabilities	$36,167	$36,232	$42,397	$42,399
Retained earnings	$3,322	$3,446	$3,157	$3,162
Foreign currency translation adjustments, net of tax	$(379)	$(568)	$129	$122
Total accumulated other comprehensive (loss) income	$(386)	$(575)	$127	$120
Total shareholder’s equity	$3,098	$3,033	$3,446	$3,444

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(millions)	As Previously Reported	Restated

Net income for year ended December 31, 2007	$720	$725
Foreign currency translation adjustments	$87	$80
Total comprehensive income	$790	$788
Balances at December 31, 2007	$3,446	$3,444

Net income for year ended December 31,2008	$745	$864
Foreign currency translation adjustments	$(508)	$(690)
Total comprehensive income	$232	$169
Balances at December 31, 2008	$3,098	$3,033

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

~~American Express Credit Corporation~~Credco, together with its subsidiaries ~~(Credco)~~, is a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), which is a wholly-owned subsidiary of American Express Company (American Express).

Credco is primarily engaged in the business of financing non-interest-bearing cardmember receivables arising from the use of the American Express® Card, the American Express® Gold Card, Platinum Card®, Corporate Card and other American Express cards issued in the United States, and in designated currencies outside the United States. Credco also purchases certain interest-bearing and discounted revolving loans comprised of American Express credit cards and Sign & Travel®, although interest-bearing and revolving loans are primarily funded by subsidiaries of TRS other than Credco. American Express charge cards and American Express credit cards are collectively referred to herein as the Card.

In October 2008, American Express moved to increase its flexibility in funding U.S. consumer and small business charge card receivables by amending the receivables purchase agreements between Credco and each of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB), (together, the Banks). The previous agreements called for the Banks, which issue American Express’ U.S. consumer and small business charge cards, to sell all unsecuritized receivables related to spending on those cards to Credco. The amended agreements will give the Banks the flexibility to continue to sell the receivables to Credco or to retain the receivables and fund them from their own sources. These amendments will allow American Express to shift, from time-to-time, the funding of those receivables from Credco to the Banks. Credco, which raises funds for the purpose of buying receivables principally through the sale of commercial paper, including through the Commercial Paper Funding Facility (CPFF) as well as medium- and long-term debt securities, can transfer proceeds of its funding activities in excess of its needs broadly to other subsidiaries of American Express, including to the Banks. The new arrangements between Credco and the Banks will have no impact on Credco’s funding of United States corporate charge card receivables and charge card receivables outside the U.S.

Credco believes the above changes will lead to a material reduction of purchases of cardmember receivables. However, Credco does not expect that these reductions will have a material impact on its fixed charge coverage ratio.

Principles of Consolidation

The Consolidated Financial Statements of Credco are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.

Credco consolidates all voting interest entities in which Credco holds a greater than 50 percent voting interest. All other investments are accounted for under the cost method unless Credco determines that it exercises significant influence over an entity by means other than voting rights, in which case the entity is accounted for under the equity method.

Credco also consolidates any Variable Interest Entities (VIEs) for which it is considered to be the primary beneficiary. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. An enterprise is required to consolidate a VIE when it has a variable interest for which it is deemed to be the primary beneficiary that is, it will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual returns. Credco’s involvement with VIEs is limited and is comprised of one entity established to fund loans to affiliates in an international market. Credco has no significant interest in a VIE for which it is not considered the primary beneficiary.

Certain reclassifications of prior year amounts have been made to conform to the current presentation.

Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive income (loss), a component of shareholder’s equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses ~~related to~~resulting from the remeasurement of assets and liabilities denominated in a non-functional currency ~~transactions, including non-U.S. operations where the functional currency is the U.S. dollar,~~net of related hedges are reported net in other revenue or other expense, depending on the nature of the activity, in Credco’s Consolidated Statements of Income. Net non-functional currency transaction gains (losses) were immaterial for the years ended 2008, 2007 and 2006.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to cardmember receivables and loans, income taxes and fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Discount Revenue

Credco earns discount revenue from purchasing cardmember receivables and loans at a discount to par value. The discount is deferred and recognized as revenue over the period that the receivables are estimated to be outstanding. Estimates are based on the recent historical average life of cardmember receivables.

Finance Revenue

Cardmember lending finance revenues are assessed using the average daily balance method for loans owned and are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written-off.

Interest Income from Investments

Interest income for Credco’s performing fixed-income securities is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.

Income Taxes

The taxable income of Credco is included in the consolidated U.S. federal income tax return of American Express. Under an agreement with TRS, taxes are recognized on a separate company basis. American Express is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which American Express operates. These tax laws are complex, and the manner in which they apply to the taxpayer’s facts is sometimes open to interpretation. Given these inherent complexities, Credco must make judgments in assessing the likelihood that a tax position will be sustained upon examination by the taxing authorities based on the technical merits of the tax position. A tax position is recognized only when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of benefit recognized for financial reporting purposes is based on management’s best judgment of the most likely outcome resulting from examination given the facts, circumstances and information available at the reporting date. Credco adjusts the level of unrecognized tax benefits when there is new information available to assess the likelihood of the outcome. Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision.

Deferred tax assets and liabilities are determined based on the differences between the GAAP financial statements and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

Credco does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances, and other highly liquid investments with original maturities of 90 days or less.

Cardmember Receivables and Loans

Cardmember receivables represent amounts due from American Express charge card customers. These receivables are recorded at the time they are purchased from TRS and certain of its subsidiaries that issue the card (Card Issuers). Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses and typically include principal and any related accrued fees. Cardmember receivables also include participation interests purchased from an affiliate. Participation interests in cardmember receivables represent undivided interests in the cash flows of the non-interest-bearing cardmember receivables and are purchased without recourse by Credco Receivables Corporation (CRC) from American Express Receivables Financing Corporation V LLC (RFC V).

Cardmember loans represent amounts due from customers of American Express’ lending products. These loans are recorded at the time they are purchased from TRS and certain of its subsidiaries. These loans are presented on the Consolidated Balance Sheets net of reserves for cardmember losses and include accrued interest receivable and fees as of the balance sheet date. Additionally, cardmember loans include balances with extended payment terms on certain charge card products, such as Sign & Travel®. Credco’s policy is to cease accruing for interest receivable once a cardmember loan is greater than 180 days past due. Accruals that cease are generally not resumed.

Reserves for Losses – Cardmember Receivables and Loans

Credco’s reserves for losses relating to cardmember receivables and loans represent management’s best estimate of losses inherent in Credco’s outstanding portfolio of receivables and loans. Management’s evaluation process requires certain estimates and judgments. Reserves for these losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period and average bankruptcy and recovery rates. Management considers whether to adjust the analytic models based on other factors, such as reserves as a percentage of cardmember loans and receivables, and net write-off coverage. Other factors include leading economic and market indicators, such as the unemployment rate, consumer confidence index, the purchasing manager’s index, bankruptcy filings, concentration of credit risk such as based on tenure, industry or geographic regions, and the legal and regulatory environment.

Cardmember receivables balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due. Receivables in bankruptcy or owed by deceased individuals are written off upon notification, while other accounts are written off when 360 days past due for cardmember receivables and when 180 days past due for certain cardmember receivables within CRC. Previously, all cardmember receivables were written off when 360 days past due. During 2008, consistent with American Express’ modification of its write-off methodology due to bank regulatory guidance, Credco modified its write-off methodology to write off certain cardmember receivables when 180 days past due. Net cardmember receivables write-offs in 2008 included approximately $257 million resulting from this change in write-off methodology. The impact of this change to the provision for charge card losses was not material.

Credco’s methodology for reserving for losses relating to cardmember loans is consistent with reserving for losses relating to cardmember receivables. Cardmember loans (other than those in bankruptcy or owed by deceased individuals) are written-off when 180 days past due.

Investment Securities

Investment securities include debt securities classified within the available-for-sale category. Available-for-sale investment securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of income tax provisions (benefits). Realized gains and losses on these securities are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. In addition, realized losses are recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default, or bankruptcy. Credco also considers the extent to which cost exceeds fair value, the duration and size of that gap, management’s judgment about the issuer’s current and prospective financial condition, as well as its intent and ability to hold the security until recovery of the unrealized losses.

Derivative Financial Instruments and Hedging Activities

All derivatives are recognized at fair value as either assets or liabilities on Credco’s Consolidated Balance Sheets. The fair value of Credco’s derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. Credco reports its derivative assets and liabilities in other assets and other liabilities, respectively, on a net by counterparty basis where management believes it has the legal right of offset under enforceable netting arrangements. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any, as discussed below.

Cash flow hedges

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows that is attributable to a particular risk associated with an existing recognized asset or liability or a forecasted transaction. For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged cash flows are recognized into earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, primarily, in interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other revenues. If a hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized into earnings immediately.

Fair value hedges

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or liability, or an identified portion thereof that is attributable to a particular risk. For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as of the corresponding hedged assets, liabilities or firm commitments, are recorded in earnings as a component of other revenues, resulting in the ineffectiveness from the hedge relationship. If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the derivative continue to be recorded through earnings but the hedged asset or liability is then amortized or accreted as an adjustment to yield over the remaining life of the asset or liability.

Net investment hedges in foreign operations

A net investment hedge in foreign operations is a derivative used to hedge future changes in currency exposure of a net investment in a foreign operation. For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions ~~of the change in fair value of the derivatives are~~ financial instruments that qualify as net investment hedges are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenues during the period of change.

Non-designated derivatives

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are reported in current period earnings generally as a component of other revenue, other operating expenses or interest expense, depending on the type of derivative instrument and the nature of the transaction.

Derivative financial instruments that qualify for hedge accounting

Derivative financial instruments that are entered into for hedging purposes are designated as such when Credco enters into the contract. For all derivative financial instruments that are designated for hedging activities, Credco formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. Credco formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. These assessments usually are made through the application of the dollar-offset method. Credco does not apply the “short cut” method of hedge accounting to any transactions. In accordance with its risk management policies, Credco generally structures its hedges with very similar terms to the hedged items. When applying the accounting requirements, Credco ~~generally~~ recognizes ineffectiveness through earnings. If it is determined that a derivative is not highly effective as a hedge, Credco will discontinue the application of hedge accounting.

Fair Value Measurements

Effective January 1, 2008, Credco partially adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 applies broadly to financial and non-financial assets and liabilities reported or disclosed at fair value under existing authoritative accounting pronouncements. FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in Credco’s financial statements on a recurring basis (at least annually), until its fiscal year beginning after November 15, 2008, including interim periods within that fiscal year (January 1, 2009 for Credco). In accordance with FSP FAS 157-2, Credco has partially adopted SFAS No. 157 and has not applied the provisions of SFAS No. 157 to its non-financial assets that are not measured at fair value on a recurring basis.

Credco’s partial adoption of SFAS No. 157 did not result in significant changes to the valuation techniques it had previously used to measure the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on Credco’s principal or most advantageous market for the specific asset or liability. The adoption did not have a material impact on Credco’s financial position or results of operations.

SFAS No. 157 established a three-level hierarchy of valuation techniques used to measure fair value, defined as follows:

•

Unadjusted Quoted Prices - The fair value of an asset or liability is based on unadjusted quoted prices, in active markets for identical assets or liabilities. An example would be a marketable equity security that is actively traded on the New York Stock Exchange. (Level 1) Credco does not have any assets or liabilities classified within Level 1 of the fair value hierarchy.

•

Pricing Models with Significant Observable Inputs - The fair value of an asset or liability is based on information derived from either an active market quoted price, which may require further adjustment based on the attributes of the financial asset or liability being measured, or an inactive market transaction. Circumstances when adjustments to market quoted prices may be appropriate include (i) a quoted price for an actively traded equity investment that is adjusted for a contractual trading restriction, or (ii) the fair value derived from a trade of an identical or similar security in an inactive market. (Level 2) Credco’s investment securities and derivatives are classified within Level 2 of the fair value hierarchy. Refer to Notes ~~3~~4 and ~~7~~8.

•

Pricing Models with Significant Unobservable Inputs - The fair value of an asset or liability is primarily based on internally derived assumptions surrounding the timing and amount of expected cash flows for the financial instrument. Therefore, these assumptions are unobservable in either an active or inactive market. An example would be the retained subordinated interest in a securitization trust. (Level 3) Credco does not have any assets or liabilities classified within Level 3 of the fair value hierarchy.

The level in the fair value hierarchy to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurement. For example, if an asset or liability is valued based on observable inputs (e.g., Level 2) as well as unobservable inputs (e.g., Level 3), and the unobservable inputs significantly contributed to the determination of fair value, it is classified in Level 3 of the fair value hierarchy.

Recently Issued Accounting Standards

The FASB has recently issued the following accounting standards, which are effective beginning January 1, 2009. The adoption of the accounting standards listed below will not have a material impact on Credco’s financial position or results of operations.

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SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160), which is to be retrospectively applied for presentation and disclosure purposes, requires entities to include non-controlling (minority) interests in partially owned consolidated subsidiaries within shareholders’ equity in the consolidated financial statements. All amounts related to non-controlling interests are presented separately on the face of the financial statements. SFAS No. 160 also requires the consolidating entity to include, prospectively, all earnings of the consolidated subsidiary attributable to the non-controlling interest holder in its income statement with an offsetting charge (credit) to the non-controlling interest in shareholders’ equity.

•

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161), amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) requiring enhanced disclosures about Credco’s derivative and hedging activities. Under SFAS No. 161, Credco is required to provide disclosures about (a) how and why it uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect Credco’s financial position, results of operations, and cash flows. SFAS No. 161 is effective prospectively, and applies to derivative instruments existing at the reporting date, with comparative disclosures of earlier periods encouraged upon initial adoption.

•

FSP FAS 157-2, as described above, delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in Credco’s financial statements on a recurring basis (at least annually), until January 1, 2009.

Note ~~2~~3 Cardmember Receivables and Loans

For the year ended December 31, Credco purchased the following:

(Billions)	2008	2007

Cardmember receivables	$239.4	$291.7
Cardmember loans	$2.2	$1.7

The following table presents the changes in the reserve for losses related to cardmember receivables and loans:

Years Ended December 31, (Millions)	2008	2007	2006

Reserve for losses:
Balance at beginning of year	$841	$749	$686
Additions:
Provisions for losses (a)	641	842	589
Other credits (b)	46	14	11
Deductions:
Accounts written-off (a) (c)	1,204	666	532
Other charges (d)	106	98	5

Balance at end of year	$218	$841	$749

Reserve for losses as a % of gross cardmember receivables and loans owned at year-end (restated)	1.9%	3.~~1%~~2%	2.7%

(a)	Includes recoveries on accounts previously written-off of $144 million, $175 million, and $158 million in 2008, 2007 and 2006, respectively.

(b)	Reserve balances applicable to new groups of cardmember receivables and loans purchased from TRS and certain of its subsidiaries and participation interests purchased from affiliates.

(c)	The net write-offs for 2008 include approximately $257 million resulting from the 180 day write-off methodology change discussed previously.

(d)	Primarily relates to reserve balances applicable to certain groups of cardmember receivables and participation interests sold to affiliates.

Note ~~3~~4 Investment Securities

The following is a summary of investment securities all of which are classified as available-for-sale at December 31:

	2008				2007

(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government and agencies obligations	$3,040	$44	$—	$3,084	$2,048	$26	$—	$2,074
U.S. Government and agencies obligations –restricted(a)	—	—	—	—	953	17	—	970

Total(b)	$3,040	$44	$—	$3,084	$3,001	$43	$—	$3,044

(a)

At December 31, 2008, there were no securities loaned out on an overnight basis to financial institutions under the securities lending program. At December 31, 2007, there were $970 million of securities loaned out on an overnight basis to financial institutions under the securities lending program.

(b)

Total investment securities include $2.7 billion and $2.6 billion of senior debentures issued by Government Sponsored Enterprises (Fannie Mae and Freddie Mac) at December 31, 2008 and December 31, 2007.

At December 31, 2008 and December 31, 2007, there were no U.S. Government and agencies obligations held in an unrealized loss position.

Fair Value

The following is a description of the valuation techniques utilized by Credco to measure the fair value of its investment securities, including the general classification of such items pursuant to the fair value hierarchy. These techniques may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investment securities could result in different estimates of fair value at the reporting date. SFAS No. 157 was adopted by Credco on January 1, 2008; therefore, classification of Credco’s investments pursuant to the fair value hierarchy is applicable only to the estimated fair values as of December 31, 2008.

•	When available, quoted market prices are used to determine fair value and the investment securities are classified within Level 1 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair market values for Credco’s investment securities are obtained primarily from pricing services engaged by Credco, and Credco receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used, nor does Credco apply any adjustments to prices received from the pricing services. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. As of December 31, 2008, all of Credco’s investment securities are classified within Level 2 of the fair value hierarchy.

Credco has reaffirmed its understanding of the valuation techniques used by its pricing services. No adjustments were deemed necessary to the prices provided by the pricing services as a result of current market conditions. In addition, Credco corroborates the prices provided by its pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities.

Credco reviews and evaluates investment securities at least quarterly and more often as market conditions may require to identify investment securities that have indications of other-than-temporary impairments. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, Credco considers several metrics when evaluating investment securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuers’ credit rating. Key factors considered when assessing other-than-temporary impairment include the determination of the extent to which the difference is due to increased default risk for the specific issuer, or market interest rate risk. With respect to increased default risk, Credco assesses the collectibility of principal and interest payments by monitoring issuer’s credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of financial guarantor, where applicable. With respect to market interest rate risk, including benchmark interest rates and credit spreads, Credco’s intent and ability to hold the securities for a time sufficient to recover the unrealized losses is a significant consideration in the other-than-temporary evaluation process. As of December 31, 2008, there were no unrealized losses or temporary impairments by ratio of fair value to amortized cost.

The change in net unrealized securities gains (losses) in other comprehensive income includes two components: (i) holding gains (losses), which are unrealized gains (losses) that arose from changes in market value of securities that were held during the period; and (ii) reclassification for realized (gains) losses, which are gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of available-for-sale securities.

The following table summarizes the net change in accumulated other comprehensive income (loss) related to unrealized securities gains and losses:

Years Ended December 31, (Millions, net of tax)	2008	2007	2006

Balance at beginning of year	$28	$5	$(16)

Net unrealized securities gains	—	23	5
Reclassification for net realized losses	—	—	16

Net unrealized securities gains in other comprehensive income	—	23	21

Balance at end of year	$28	$28	$5

The following is a distribution of available-for-sale investment securities by maturity as of December 31, 2008:

(Millions)	Cost	Estimated Fair Value

2009	$1,002	$1,025
2010	2,038	2,059

Total	$3,040	$3,084

Note ~~4~~5 Short-Term Debt

Credco’s short-term debt outstanding, defined as debt with original maturities of less than one year, at December 31, was as follows:

(Millions)	2008			2007

	Outstanding Balance	Year-End Stated Rate on Debt (a)	Year-End Effective Interest Rate with Swaps (a)(b)	Outstanding Balance	Year-End Stated Rate on Debt (a)	Year-End Effective Interest Rate with Swaps (a)(b)

Commercial paper(c)	$7,272	2.20%	—	$10,489	4.36%	4.33%
Borrowed Funds	—	—	—	305	4.85%	—

Bank notes payable	95	0.32%	—	299	4.71%	—

Total	$7,367	2.18%		$11,093	4.38%

(a)

For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2008 and 2007, respectively. These rates are not an indication of future interest rates.

(b)	Effective interest rates are only presented if swaps are in place to hedge the underlying debt at the respective year-end.

(c)

Includes $4.5 billion of commercial paper purchased by the Federal Reserve Bank of New York’s Special Purpose Vehicle (SPV) through the CPFF at December 31, 2008. Credco is permitted to issue up to a maximum of $14.7 billion to the SPV that was created for this purpose. The facility will mature in October 2009.

Credco has various facilities available to obtain short-term funding, including the issuance of commercial paper and agreements with banks. At December 31, 2008, there were no short-term borrowings under committed lines of credit. Credco pays fees to the financial institutions that provide these credit line facilities.

Credco paid interest on short-term debt obligations and corresponding interest rate swaps of $649 million, $836 million and $615 million, in 2008, 2007 and 2006, respectively.

Note ~~5~~6 Long-Term Debt

Credco’s long-term debt outstanding, defined as debt with original maturities of one year or greater, at December 31, was as follows:

(Millions)	2008				2007

	Maturity Dates	Outstanding Balance(a)	Year-End Stated Rate on Debt (b)	Year-End Effective Interest Rate with Swaps (b)(c)	Outstanding Balance(a)	Year-End Stated Rate on Debt (b)	Year-End Effective Interest Rate with Swaps (b)(c)

Fixed and Floating Rate Senior Notes(d)(e)	2009-2017	$17,504	3.85%	3.28%	$19,137	4.98%	4.97%
Borrowings under Bank Credit Facilities	2012	2,506	4.56%	4.88%	3,146	7.34%	7.09%

Total		$20,010	3.86%		$22,283	5.31%

(a)

The outstanding balance reflects the impact of fair value hedge accounting whereby certain fixed rate notes have been swapped to floating rate through the use of interest swaps and are marked to market, as is the associated swap that is reported as a derivative asset or liability. In 2008 and 2007, the effect of these adjustments was $410 million and $30 million, respectively. Refer to Note ~~7~~8 for more details on Credco’s treatment of fair value hedges.

(b)

For floating rate debt issuances, the stated and effective interest rates are based on the floating rates in effect at December 31, 2008 and 2007, respectively. These rates are not indicative of future interest rates.

(c)	Effective interest rates are only presented when swaps are in place to hedge the underlying debt at the respective year-end.

(d)	As of December 31, 2008 and 2007, Credco’s outstanding debt includes $14 million and $19 million, respectively, of long-term note held by an affiliate.

(e)	Includes current portion of long-term debt of $5.2 billion and $7.4 billion at December 31, 2008 and 2007, respectively.

Aggregate annual maturities of long-term debt obligations (based on final maturity dates) at December 31, 2008, were as follows (millions):

Year

2009	$5,201
2010	3,361
2011	1,754
2012	4,005
2013	5,142
Thereafter	547

Total	$20,010

Credco paid interest on long-term debt obligations and corresponding interest rate swaps, of $1.0 billion, $1.2 billion and $930 million in 2008, 2007 and 2006, respectively.

Other financial institutions have committed to extend lines of credit to Credco, including $1.3 billion from American Express Parent Company, of $10.4 billion and $11.6 billion at December 31, 2008 and 2007, respectively. Of these amounts, $7.9 billion and $8.2 billion remained available for use as of December 31, 2008 and 2007, respectively.

Note ~~6~~ 7 Restrictions as to Dividends and Limitations on Indebtedness

The most restrictive limitation on dividends imposed by the debt instruments issued by Credco is the requirement that Credco maintain a minimum consolidated net worth of $50 million. There are no limitations on the amount of debt that can be issued by Credco.

Note ~~7~~ 8 Derivatives and Hedging Activities

Credco uses derivative financial instruments to manage exposure to various market risks such as changes in benchmark interest rates and foreign exchange rates. These instruments enable end users to increase, reduce, or alter exposure to various market risks and, for that reason, are an integral component of Credco’s market risk and related asset/liability management strategy and processes. Credco does not engage in any trading activities.

The fair value of Credco’s derivatives is estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by Credco are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.

In certain instances, credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value derivatives is not indicative of the credit quality of Credco or its counterparties. Credco considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.

Credco manages derivative counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative instrument credit risk, counterparties are required to be pre-approved and rated as investment grade. Additionally, Credco may, on occasion, enter into master netting agreements.

As of December 31, 2008, the credit and nonperformance risks associated with the Credco’s derivative counterparties were not significant.

The following table summarizes the total fair value, excluding interest accruals, of derivative product assets and liabilities, included within deferred charges and other assets and accrued interest and other liabilities, respectively, at December 31:

(Millions)	2008		2007

	Assets	Liabilities	Assets	Liabilities

Cash flow hedges	$—	$54	$11	$56
Fair value hedges	431	—	30	—
Net investment hedges	39	22	3	6
Derivatives not designated as hedges	67	36	29	19

Total fair value, excluding accruals (b)	$537	$112	$73	$81

(a)	SFAS No. 157 was adopted by Credco on January 1, 2008. The fair values of Credco’s derivative instruments are classified within Level 2 of the fair value hierarchy.

(b)

Financial Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (FIN 39), permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between Credco and its derivative counterparty. At December 31, 2008 and 2007, $8 million and $2 million, respectively, of derivative assets and liabilities have been offset and represents the impact of legally enforceable master netting agreements that provide for the net settlement of all contracts in accordance with FIN 39.

The following table summarizes the income effects of derivatives for the years ended December 31:

(Millions)	2008	2007	2006

Cash flow hedges, net of tax(a):
Reclassification of realized (losses) gains from other comprehensive (loss) income	$(72)	$14	$69
Fair value hedges, net of tax(a):
Ineffective net gains	$13	$—	$—

(a)	There were no (losses) gains due to exclusion of any component of derivative instruments from the assessment of hedge effectiveness for 2008, 2007 and 2006.

The following table summarizes the net change in accumulated other comprehensive income (loss) of derivatives for the years ended December 31:

(Millions)	2008	2007	2006

Cash flow hedges, net of tax(a):
Unrealized (losses) gains	$(77)	$(26)	$22
Reclassification for realized losses (gains)	72	(14)	(69)

Net change in accumulated other comprehensive (loss) income	$(5)	$(40)	$(47)

Net investment hedges:
Net losses related to hedges in cumulative translation adjustment	$186	$(43)	$(15)

Net change in accumulated other comprehensive (loss) income	$186	$(43)	$(15)

(a)

The net unrealized derivatives (losses) gains, net of tax, reflected in accumulated other comprehensive (loss) income as of December 31, 2008, 2007 and 2006, were $(35) million, $(30) million and $10 million, respectively.

Cash Flow Hedges

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. Credco hedges existing long-term variable rate debt, the rollover of short-term borrowings, primarily commercial paper, and the anticipated forecasted issuance of additional funding through the use of derivative instruments, primarily interest rate swaps. These derivative instruments effectively convert floating rate debt to a fixed rate debt for the duration of the swap.

In the normal course of business, as derivatives mature, Credco expects to reclassify $47 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next twelve months.

Fair Value Hedges

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. Credco is exposed to interest rate risk associated with its fixed-rate long-term debt. Credco uses interest rate swaps to convert certain fixed-rate long-term debt to floating rate at the time of issuance.

If the fair value hedge is fully effective, the gain or loss on the hedging instrument would exactly offset the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivatives and the hedged item is referred to as hedge ineffectiveness. Hedge ineffectiveness may be caused by differences between the interest coupon and the benchmark rate, primarily due to credit spreads at inception of the hedging relationship, which are not economically reflected in the terms of the interest rate swap.

Net Investment Hedges

A net investment hedge ~~in a foreign operation is a derivative~~ used to hedge future changes in currency exposure of a net investment in a foreign operation. Credco designates foreign currency derivatives, primarily forward agreements, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These ~~derivatives~~instruments reduce exposure to changes in currency exchange rates on Credco’s investments in non-U.S. subsidiaries. The effective portions of financial instruments that qualify as net investment hedges are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenues during the period of change.

Derivatives not Designated as Hedges

Credco has derivatives that act as economic hedges and that either do not qualify or are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures may from time to time be partially or fully economically hedged through foreign currency contracts, primarily forward contracts, foreign currency options, and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. ~~The~~ For Credco’s economic hedges, the changes in the fair value of the derivative instrument ~~effectively~~significantly offset within the Consolidated Statements of Income, the related foreign exchange gains or losses on the underlying ~~balance sheet~~hedged exposures. From time to time, Credco may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

The following table provides the total fair value, excluding accruals, of these derivative products assets and liabilities included within deferred charges and other assets and accrued interest and other liabilities, respectively, as of December 31:

(Millions)	2008		2007

	Assets	Liabilities	Assets	Liabilities

Foreign currency transactions	$67	$31	$29	$17
Interest rate swaps	—	5	—	2

Total fair value, excluding accruals	$67	$36	$29	$19

Note ~~8~~ 9 Variable Interest Entities

Credco established a variable interest entity (American Express Canada Credit Corporation) used primarily to loan funds to affiliates, which are funded by third party borrowings. Credco is considered the primary beneficiary of the entity and, therefore, consolidates the entity. Total assets as of December 31, 2008 and 2007 were $2.0 billion and $2.6 billion, respectively. Total liabilities as of December 31, 2008 and 2007 were $1.9 billion and $2.4 billion, respectively. Credco consolidates this entity, because it owns all of the outstanding voting interests and is considered the primary beneficiary.

Note ~~9~~ 10 Transactions with Affiliates

In 2008, 2007 and 2006, Credco purchased cardmember receivables and loans without recourse from TRS and certain of its subsidiaries totaling approximately $241.6 billion, $293.4 billion and $281.0 billion, respectively. The receivables agreements require TRS and other Card Issuers, at their expense, to perform accounting, clerical and other services necessary to bill and collect all cardmember receivables and loans owned by Credco. Since settlements under the agreements occur monthly, an amount due from, or payable to, such affiliates may arise at the end of each month.

At December 31, 2008 and 2007, CRC owned approximately $2.4 billion and $5.7 billion, respectively, of participation interests purchased from RFC V.

Other transactions with American Express and its subsidiaries as of and for the years ended December 31 were as follows:

December 31, (Millions)	2008	2007		2006

Cash and cash equivalents maintained with affiliates	$—	$4		$5
Maximum month-end level of cash and cash equivalents during the year	2	9		145
Loans to affiliates	11,726	11,201		9,691
Due from affiliates	3,660	2,~~367~~469	(b)	~~7~~94	(b)
Maximum month-end level of loans to affiliates during the year	14,046	11,346		9,691
Short-term debt to affiliates	8,317	8,682		9,586
Maximum month-end level of borrowings during the year	12,583	10,139		9,719
Interest income from affiliates	744	650		523
Other income from affiliates	8	8		6
Interest expense to affiliates	255	434		333
Service fees to affiliates(a)	173	192		93

(a)	Fees paid to affiliates for related servicing of receivables purchased.

(b)	The Consolidated Balance Sheets reflect the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates.

Credco’s loans to affiliates represent fixed and floating rate interest-bearing intercompany borrowings by other wholly-owned TRS subsidiaries and American Express. Revenue earned from cardmember receivables with recourse and cardmember receivables and loans funded by loans to affiliates is recorded as interest income from affiliates in the Consolidated Statements of Income. As of December 31, 2008, no significant amount of loss reserves has been recorded and no amount of loans is 30 days or more past due.

At December 31, 2008, short-term debt to affiliates was $8.3 billion, resulting in a year-end weighted average effective interest rate of 1.05 percent.

Components of loans to affiliates at December 31 were as follows:

(Millions)	2008	2007

TRS Subsidiaries:
American Express Australia Limited	$3,204	$3,897
American Express Services Europe Limited (a)	2,388	3,659
Amex Bank of Canada	2,257	2,664
American Express Centurion Bank(b)	2,225	—
American Express International, Inc.	943	535
American Express Co. (Mexico) S.A. de C.V.	392	446
American Express Bank (Mexico) S.A. (c)	317	—

Total (d)	$11,726	$11,201

(a) In April 2008, Credco amended the funding structure with Germany from a transfer of receivables with recourse to a purchase of cardmember receivables without recourse, thereby reducing the loans to American Express Services Europe Limited by approximately $675 million.

(b) During 2008, Credco loaned $2.2 billion to Centurion Bank as a consequence of the amendment to the Receivables Agreements, described earlier. In February 2009, Centurion Bank repaid $2.2 billion to Credco.

(c) During 2008, Credco loaned $317 million to American Express Bank (Mexico) S.A.

(d) Of the $11.7 billion outstanding of loans to affiliates, approximately $6.0 billion are collateralized by the underlying cardmember receivables transferred with recourse.

The above transactions were based on negotiated pricing between Credco and its related parties and this pricing is intended to but may not approximate market terms, even though comparable market pricing for unrelated parties may not be readily available in all circumstances.

Note ~~10~~ 11 Fair Values of Financial Instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires the disclosure of the estimated fair value of financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements of SFAS No. 107 exclude leases, affiliate investments, pension and benefit obligations, insurance contracts, and all non-financial instruments.

The following table discloses fair value information of Credco’s financial instrument assets and liabilities that are included in the scope of SFAS No. 107 as of December 31:

(Billions)	2008		2007

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Instrument Assets:
Assets for which carrying values equal or approximate fair value	$27	$27	$34	$34
Loans to affiliates	$12	$12	$11	$11
Financial Instrument Liabilities:
Liabilities for which carrying values equal or approximate fair value	$16	$16	$20	$20
Long-term debt	$20	$18	$22	$22

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2008 and 2007, and require management judgment. These figures may not be indicative of their future fair values. The fair value of Credco cannot be estimated by aggregating the amounts presented.

The following methods were used to determine estimated fair values:

Financial instruments assets for which carrying values equal or approximate fair values

Financial assets for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivables, cardmember loans, loans to affiliates, due from affiliates, accrued interest, and certain other assets. For these assets, the carrying value approximates fair value because they are short-term in duration, or variable rate in nature.

Investments

Investments are recorded at fair value on the Consolidated Balance Sheets with unrealized gains and losses recorded in accumulative other comprehensive (loss) income. The recognized gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value is other-than-temporary. See Note ~~3~~4 for carrying and fair value information regarding investments.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income or Consolidated Balance Sheets based upon the nature of the derivative. See Note ~~7~~8 for fair value information regarding derivative financial instruments.

Financial instruments liabilities for which carrying values equal or approximate fair values

Financial liabilities for which carrying values equal or approximate fair values include short-term debt, short-term debt to affiliates, current portion of long-term debt, accrued interest, and certain other liabilities. For these liabilities, the carrying values approximate fair value because these are short-term in duration, variable rate in nature, or have no defined maturity.

Long-term Debt

For long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on Credco’s current borrowing rates for similar types of borrowing. For variable-rate long-term debt that reprices within one year, fair value approximates carrying value.

Note ~~11~~ 12 Significant Credit Concentrations

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Credco’s total credit exposure. Credco’s primary credit exposure, cardmember receivables and loans and loans to affiliates, is diversified among TRS affiliated companies that operate in diverse industries, economic sectors and geographic regions.

The following table details Credco’s credit exposure by category at December 31:

(Billions)	2008	2007

Balance sheet:
Individuals
Cardmember receivables and loans	$6	$21
Loans to affiliate	12	11
Due from affiliate	4	2
Money market securities (a)	9	3
U.S. Government and agencies obligations	3	3
All other (b)	6	7

Total balance sheet (c)	$40	$47

(a)	Money market securities include money market funds and short-term, high credit quality debt obligations of banks and corporations.

(b)	All other primarily includes cardmember receivables from other Corporate institutions.

(c)	Certain distinctions between categories require management judgment.

At December 31, 2008, Credco’s most significant concentration of credit risk was primarily with cardmember receivables and loans. Credco purchased cardmember receivables and loans from TRS and certain of its subsidiaries. TRS considers, on behalf of Credco, credit performance by customer tenure, industry, and geographic location in managing credit exposure. The following table details Credco’s cardmember receivables and lending exposure in the United States and International, at December 31:

(Billions)	2008	2007

Balance sheet:
United States	$8	$24
International	3	3

Balance sheet	$11	$27

The following table details Credco’s loans to affiliates in the United States and International, at December 31:

(Billions)	2008	2007

Balance sheet:
United States	$2	$—
International	10	11

Balance sheet	$12	$11

Note ~~12~~13 Income Taxes

The taxable income of Credco is included in the consolidated U.S. federal income tax return of American Express. Under an agreement with TRS, taxes are recognized on a separate company basis. If income tax benefits for net operating losses, future tax deductions and foreign tax credits cannot be recognized on a separate company basis, such benefits are then recognized based upon a share, derived by formula, of those deductions and credits that are recognizable on a TRS consolidated reporting basis.

American Express is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which American Express has significant business operations. The tax years under examination and open for examination vary by jurisdiction. In June 2008, the IRS completed its field examination of the American Express’ federal tax returns for the years 1997 through 2002. However, for federal income tax purposes, these years continue to remain open as a consequence of certain issues under appeal. American Express is currently under examination by the IRS for the years 2003 and 2004.

Credco routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that Credco’s management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. Credco believes that it is reasonably possible that the unrecognized tax benefit will significantly increase or decrease within the next twelve months. Due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions, it is not possible to quantify the impact such changes may have on the effective tax rate and net income.

The components of income tax expense included in Credco’s Consolidated Statements of Income and Shareholder’s Equity were as follows:

(Millions)	2008		2007		2006

~~Current income tax (benefit) expense:~~
~~U.S. federal~~	~~$~~	~~(212 )~~	~~$~~	~~81~~	~~$~~	~~94~~

	Restated		Restated

Current income tax (benefit) expense:
U.S. federal		$(148)		$84		$94
U.S. state & local		13		1		—
Non-U.S.		55		21		7

Total current income tax (benefit) expense		(~~144)~~80)		~~103~~106		101

Deferred income tax expense (benefit):
U.S. federal		217		(46)		(6)
Non-U.S.		(5)		—		—

Total deferred income tax expense (benefit)		212		(46)		(6)

Total income tax expense	$	~~68~~132	$	~~57~~60		$95

A reconciliation of the U.S. federal statutory rate of 35 percent to Credco’s actual income tax rate for 2008, 2007 and 2006 was as follows:

	2008	2007	2006

	Restated	Restated

Combined tax at U.S. statutory federal income	35.0%	35.0%	35.0%
tax rate
Increase/ (decrease) in taxes resulting from:
State and Local income taxes	~~1.~~0.9	—	—
Non-U.S. subsidiaries earnings	(~~27~~22.6)	(27.~~7~~4)	(21.8)

Actual tax rates	~~8.4%~~13.3%	7.~~3%~~6%	13.2%

The following table presents changes in the unrecognized tax benefits:

(Millions)	2008	2007

Balance, January 1	$55	$44

Increases for tax positions related to the current year	2	10
Increases for tax positions related to prior years	8	1
Decrease for tax positions related to prior years	(2)	—

Balance, December 31	$63	$55

Included in the $63 million and $55 million of unrecognized tax benefits at December 31, 2008, and December 31, 2007, respectively, are approximately $53 million and $49 million, respectively that, if recognized, would favorably affect the effective tax rate in a future period. These benefits primarily relate to Credco’s gross permanent benefits and corresponding foreign tax credits and federal tax effects.

Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2008, and December 31, 2007, Credco recognized approximately $6 million and $2 million, respectively of interest and penalties. Credco has approximately $16 million and $10 million accrued for the payment of interest and penalties at December 31, 2008, and December 31, 2007, respectively.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $2.0 billion at December 31, 2008, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $652 million, have not been provided on those earnings.

Credco records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes.

The significant components of deferred tax assets and liabilities at December 31, are reflected in the following table:

(Millions)	2008	2007

Deferred tax assets:
Reserves not yet deducted for tax purposes	$36	$287
Unremitted foreign earnings	26	—
Net unrealized derivatives losses	19	16
Foreign currency translation adjustments	13	—
State income taxes	13	9
Other	1	—

Gross deferred tax assets	108	312

Deferred tax liabilities:
Net unrealized securities gains	15	15
Foreign currency translation adjustments	—	8
Other	—	8

Gross deferred tax liabilities	15	31

Net deferred tax assets	$93	$281

Current federal taxes due to/from affiliates included current federal taxes receivable from TRS of $~~172~~108 million at December 31, 2008, and current federal taxes receivable of $~~6~~3 million at December 31, 2007.

Income taxes refunded to Credco during 2008, including taxes refunded by TRS, was $4 million. Income taxes paid by Credco during 2007, and 2006, including taxes paid to TRS was $140 million and $139 million, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

Comprehensive income in the Consolidated Statement of Shareholder’s Equity is presented net of the following income tax provision (benefit) amounts:

Year ended December 31, (Millions)	2008	2007	2006

Comprehensive income components:
Net unrealized securities gains	$—	$12	$11
Net unrealized derivative gains (losses)	(3)	(21)	(26)
Foreign currency translation gains	(21)	5	2
Other	—	1	1

Net income tax provision (benefit)	$(24)	$(3)	$(12)

Note ~~13~~14 Geographic Regions

Credco is principally engaged in the business of purchasing and financing cardmember receivables and loans arising from the use of the American Express card in the United States and foreign locations. The following presents Credco’s revenues and pretax income in different geographic regions:

(Millions)	2008	2007	2006

	Restated	Restated

Revenues
United States	$2,136	$2,749	$2,140
International	1,~~114~~297	1,~~113~~121	877

Consolidated	$3,~~250~~433	$3,~~862~~870	$3,017

Pretax income
United States	$560	$610	$607
International	~~253~~436	~~167~~175	110

Consolidated	$ ~~813~~996	$ ~~777~~785	$717

Note ~~14~~15 Quarterly Financial Data (Unaudited)

	2008				2007

Quarters Ended, (Millions)	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31
~~Revenues~~ 	~~$606~~ Restated	~~$849~~ Restated	~~$865~~ Restated	~~$930~~ Restated	~~$1,054~~ Restated	~~$992~~ Restated	~~$923~~	~~$893~~

~~Pretax income~~Revenues	~~148~~$742	~~201~~$890	~~294~~$872	~~170~~$ 929	~~144~~$1,065	~~211~~$989	~~227~~$923	~~195~~$ 893
~~Net~~Pretax income	~~149~~284	~~189~~242	~~253~~301	~~154~~169	~~156~~ 155	~~191~~208	~~201~~227	~~172~~ 195
Net income	239	216	257	152	163	189	201	172

The following tables set forth Credco’s Consolidated Statements of Income quarterly financial data for 2008 and 2007, including the effects of the restatement described in Note 1. No restatement adjustments were required for the three months and six months ended June 30, 2007 or the three months ended March 31, 2007.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31, 2008		Three Months Ended December 31, 2007

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$373	$373	$785	$785
Interest income from affiliates	161	161	179	179
Interest income from investments	28	28	75	75
Finance revenue	17	17	15	15
Other	27	163	—	11

Total revenues	606	742	1,054	1,065

Expenses

Provisions for losses, net of recoveries	93	93	334	334
Interest expense	302	302	415	415
Interest expense to affiliates	40	40	109	109
Service fees to affiliates	21	21	51	51
Other	2	2	1	1

Total expenses	458	458	910	910

Pretax income	148	284	144	155
Income tax (benefit) provision	(1)	45	(12)	(8)

Net income	$149	$239	$156	$163

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30, 2008		Three Months Ended September 30, 2007		Nine Months Ended September 30, 2008		Nine Months Ended September 30, 2007

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$569	$569	$735	$735	$1,818	$1,818	$2,088	$2,088
Interest income from affiliates	201	201	168	168	583	583	471	471
Interest income from investments	76	76	73	73	219	219	203	203
Finance revenue	14	14	13	13	31	31	38	38
Other	(11)	30	3	—	(7)	40	8	5

Total Revenues	849	890	992	989	2,644	2,691	2,808	2,805

Expenses

Provisions for losses, net of recoveries	192	192	194	194	548	548	508	508
Interest expense	345	345	426	426	1,061	1,061	1,197	1,197
Interest expense to affiliates	60	60	110	110	215	215	325	325
Service fees to affiliates	50	50	49	49	152	152	141	141
Other	1	1	2	2	3	3	4	4

Total expenses	648	648	781	781	1,979	1,979	2,175	2,175

Pretax income	201	242	211	208	665	712	633	630
Income tax provision	12	26	20	19	69	87	69	68

Net income	$189	$216	$191	$189	$596	$625	$564	$562

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30, 2008		Six Months Ended June 30, 2008

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$595	$595	$1,249	$1,249
Interest income from affiliates	194	194	382	382
Interest income from investments	71	71	143	143
Finance revenue	2	2	17	17
Other	3	10	4	10

Total revenues	865	872	1,795	1,801

Expenses

Provisions for losses, net of recoveries	108	108	356	356
Interest expense	339	339	716	716
Interest expense to affiliates	72	72	155	155
Service fees to affiliates	51	51	102	102
Other	1	1	2	2

Total expenses	571	571	1,331	1,331

Pretax income	294	301	464	470
Income tax provision	41	44	57	61

Net income	$253	$257	$407	$409

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended March 31, 2008

(Millions)	As Previously Reported	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$654	$654
Interest income from affiliates	188	188
Interest income from investments	72	72
Finance revenue	15	15
Other	1	—

Total revenues	930	929

Expenses

Provisions for losses, net of recoveries	248	248
Interest expense	377	377
Interest expense to affiliates	83	83
Service fees to affiliates	51	51
Other	1	1

Total expenses	760	760

Pretax income	170	169

Income tax provision	16	17

Net income	$154	$152

The following tables set forth Credco’s Consolidated Balance Sheets quarterly financial data for 2008 and 2007, including the effects of the restatement described in Note 1.

CONSOLIDATED BALANCE SHEETS

	September 30, 2008		September 30, 2007

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated

Assets

Cash and cash equivalents	$4,789	$4,789	$2,917	$2,917

Cardmember receivables, less reserves	22,170	21,955	26,109	26,023

Cardmember loans, less reserves	444	444	371	371

Loans to affiliates	11,269	11,269	10,959	10,959

Investment securities	2,127	2,127	2,029	2,029

Investment securities restricted	899	899	999	999

Deferred charges and other assets	832	832	372	372

Due from affiliates	2,418	2,633	1,314	1,400

Total assets	$44,948	$44,948	$45,070	$45,070

Liabilities and Shareholder’s Equity

Short-term debt	$9,388	$9,388	$9,225	$9,225

Short-term debt to affiliates	8,692	8,692	8,741	8,741

Current portion of long-term debt	6,229	6,229	—	—

Long-term debt	16,444	16,444	23,108	23,108

Total debt	40,753	40,753	41,074	41,074
Accrued interest and other liabilities	555	575	383	382

Total liabilities	41,308	41,328	41,457	41,456

Shareholder’s Equity

Common stock	1	1	1	1

Capital surplus	161	161	161	161
Retained earnings	3,493	3,527	3,301	3,299

Accumulated other comprehensive income (loss), net of tax:
Net unrealized securities gains, net of tax	15	15	16	16

Net unrealized derivatives losses, net of tax	(14)	(14)	(3)	(3)

Foreign currency translation adjustments, net of tax	(16)	(70)	137	140

Total accumulated other comprehensive (loss) income	(15)	(69)	150	153

Total shareholder’s equity	3,640	3,620	3,613	3,614

Total liabilities and shareholder’s equity	$44,948	$44,948	$45,070	$45,070

CONSOLIDATED BALANCE SHEETS

	June 30, 2008		June 30, 2007

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated

Assets

Cash and cash equivalents	$5,049	$5,049	$1,922	$1,922

Cardmember receivables, less reserves	24,525	24,362	26,827	26,750

Cardmember loans, less reserves	377	377	357	357

Loans to affiliates	11,640	11,640	10,178	10,178

Investment securities	2,574	2,574	1,789	1,789

Investment securities restricted	467	467	1,211	1,211

Deferred charges and other assets	441	441	343	343

Due from affiliates	1,927	2,090	103	180

Total assets	$47,000	$47,000	$42,730	$42,730

Liabilities and Shareholder’s Equity

Short-term debt	$12,768	$12,768	$8,001	$8,001

Short-term debt to affiliates	8,139	8,139	7,941	7,941

Current portion of long-term debt	5,539	5,539	—	—

Long-term debt	16,323	16,323	22,819	22,819

Total debt	42,769	42,769	38,761	38,761
Accrued interest and other liabilities	539	545	427	427

Total liabilities	43,308	43,314	39,188	39,188

Shareholder’s Equity

Common stock	1	1	1	1

Capital surplus	161	161	161	161
Retained earnings	3,354	3,361	3,260	3,260

Accumulated other comprehensive income (loss), net of tax:

Net unrealized securities gains, net of tax	30	30	(3)	(3)

Net unrealized derivatives losses, net of tax	(37)	(37)	22	22

Foreign currency translation adjustments, net of tax	183	170	101	101

Total accumulated other comprehensive (income) loss	176	163	120	120

Total shareholder’s equity	3,692	3,686	3,542	3,542

Total liabilities and shareholder’s equity	$47,000	$47,000	$42,730	$42,730

CONSOLIDATED BALANCE SHEETS

	March 31, 2008		March 31, 2007

(Millions)	As Previously Reported	Restated	As Previously Reported	Restated

Assets

Cash and cash equivalents	$7,548	$7,548	$2,214	$2,214

Cardmember receivables, less reserves	23,705	23,597	24,749	24,682

Cardmember loans, less reserves	398	398	354	354

Loans to affiliates	11,633	11,633	9,602	9,602

Investment securities	2,098	2,098	2,257	2,257

Investment securities restricted	984	984	759	759

Deferred charges and other assets	475	475	360	360

Due from affiliates	4,123	4,231	—	67

Total assets	$50,964	$50,964	$40,295	$40,295

Liabilities and Shareholder’s Equity

Short-term debt	$14,639	$14,639	$5,710	$5,710

Short-term debt to affiliates	11,887	11,887	7,788	7,788

Current portion of long-term debt	6,081	6,081	—	—

Long-term debt	14,301	14,301	22,472	22,472

Total debt	46,908	46,908	35,970	35,970
Due to affiliates	—	—	474	474

Accrued interest and other liabilities	568	570	413	413

Total liabilities	47,476	47,478	36,857	36,857

Shareholder’s Equity

Common stock	1	1	1	1

Capital surplus	161	161	161	161
Retained earnings	3,186	3,189	3,209	3,209

Accumulated other comprehensive income (loss), net of tax:

Net unrealized securities gains, net of tax	54	54	6	6

Net unrealized derivatives losses, net of tax	(76)	(76)	6	6

Foreign currency translation adjustments, net of tax	162	157	57	57
Other	—	—	(2)	(2)

Total accumulated other comprehensive (income) loss	140	135	67	67

Total shareholder’s equity	3,488	3,486	3,438	3,438

Total liabilities and shareholder’s equity	$50,964	$50,964	$40,295	$40,295

EXHIBIT INDEX

Pursuant to Item 601 of Regulation S-K

Exhibit No.	Description

3(a)	Registrant’s Certificate of Incorporation, as amended	Incorporated by reference to Exhibit 3(a) to Registrant’s Registration Statement on Form S-1 dated February 25, 1972 (File No. 2-43170).

3(b)	Registrant’s By-Laws, amended and restated as of November 24, 1980	Incorporated by reference to Exhibit 3(b) to Registrant’s Annual Report on Form 10- K (Commission File No. 1- 6908) for the year ended December 31, 1985.

4(a)	Registrant’s Debt Securities Indenture dated as of September 1, 1987	Incorporated by reference to Exhibit 4(s) to Registrant’s Registration Statement on Form S-3 dated September 2, 1987 (File No. 33-16874).

4(b)	Registrant’s Debt Securities Indenture dated as of June 1, 2006	Incorporated by reference to Exhibit 4(a) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(c)	Form of Supplemental Indenture providing for an additional Trustee	Incorporated by reference to Exhibit 4(b) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(d)	Form of Note with optional redemption provisions	Incorporated by reference to Exhibit 4(c) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(e)	Form of Note with optional redemption and sinking fund provisions	Incorporated by reference to Exhibit 4(d) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(f)	Form of Original Issue Discount Note with optional redemption provisions	Incorporated by reference to Exhibit 4(e) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(g)	Form of Zero Coupon Note with optional redemption provisions	Incorporated by reference to Exhibit 4(f) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(h)	Form of Variable Rate Note with optional redemption and repayment provisions	Incorporated by reference to Exhibit 4(g) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(i)	Form of Extendible Note with optional redemption and repayment provisions	Incorporated by reference to Exhibit 4(h) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(j)	Form of Fixed Rate Note	Incorporated by reference to Exhibit 4(i) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(k)	Form of Floating Rate Note	Incorporated by reference to Exhibit 4(j) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(l)	Form of Warrant Agreement	Incorporated by reference to Exhibit 4(k) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(m)	Terms and conditions of debt instruments to be issued outside the United States	Incorporated by reference to Exhibit 4(l) to Registrant’s Annual Report on Form 10-K (Commission File No. 1- 6908) for the year ended December 31, 1997.

4(n)	Form of Permanent Global Fixed Rate Senior Note, Series B	Incorporated by reference to Exhibit 4(s) to Registrant’s Current Report on Form 8-K (Commission File No. 1-6908) dated December 21, 2001.

4(o)	Form of Permanent Global Floating Rate Senior Note, Series B	Incorporated by reference to Exhibit 4(t) to Registrant’s Current Report on Form 8-K (Commission File No. 1-6908) dated December 21, 2001.

4(p)	Form of Senior Floating Rate Note Extendible Liquidity Securities® (EXLs®)	Incorporated by reference to Exhibit 4(u) to Registrant’s Current Report on Form 8-K (Commission File No. 1-6908) dated February 6, 2003.

4(q)	Form of Global Fixed Rate Note	Incorporated by reference to Exhibit 4(v) to Registrant’s Current Report on Form 8-K (Commission File No. 1-6908) dated May 14, 2003.

4(r)	Form of Global LIBOR Floating Rate Note	Incorporated by reference to Exhibit 4(w) to Registrant’s Current Report on Form 8-K (Commission File No. 1-6908) dated May 14, 2003.

4(s)	Form of extendible monthly securities	Incorporated by reference to Exhibit 4(n) to Registrant’s Current Report on Form 8-K (Commission File No. 1- 6908) dated June 22, 2006.

4(t)	Form of Permanent Global Registered Fixed Rate Senior Note, Series C	Incorporated by reference to Exhibit 4(l) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(u)	Form of Permanent Global Registered Floating Rate Senior Note, Series C	Incorporated by reference to Exhibit 4(m) to Registrant’s Registration Statement on Form S-3 dated June 8, 2006 (File No. 333-134864).

4(v)	Conditions of Notes to be issued outside the United States under the Registrant’s Australian Debt Issuance Program	Incorporated by reference to Exhibit 4(v) to Registrant’s Annual Report on Form 10-K (Commission File No. 1- 6908) for the year ended December 31, 2006.

4(w)	Form of Medium-Term Note – Master Note relating to the Registrant’s InterNotes® program	Incorporated by reference to Exhibit 4 to Registrant’s Current Report on Form 8-K (Commission File No. 1- 6908) dated August 25, 2008.

4(x)

The Registrant hereby agrees to furnish the Commission, upon request, with copies of the instruments defining the rights of holders of each issue of long-term debt of the Registrant for which the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Registrant

10(a)	Receivables Agreement dated as of January 1, 1983 between the Registrant and American Express Travel Related Services Company, Inc.	Incorporated by reference to Exhibit 10(b) to Registrant’s Annual Report on Form 10-K (Commission File No. 1- 6908) for the year ended December 31, 1987.

10(b)	Amended and Restated Agreement for Sale and Purchase of Receivables dated as of October 30, 2008 between American Express Centurion Bank and American Express Credit Corporation	Incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q (Commission File No. 1- 6908) for the quarter ended September 30, 2008.

10(c)	Amended and Restated Agreement for Sale and Purchase of Receivables dated as of October 30, 2008 between American Express Bank, FSB and American Express Credit Corporation	Incorporated by reference to Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q (Commission File No. 1- 6908) for the quarter ended September 30, 2008.

12.1	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Credit Corporation	Electronically filed herewith.

12.2	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Company	Electronically filed herewith.

23.1	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm	Electronically filed herewith.

31.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended	Electronically filed herewith.

31.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended	Electronically filed herewith.

32.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as	Electronically filed herewith.

adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002	Electronically filed herewith.

EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	Restated	Restated

Earnings:
Net income	$ ~~745~~864	$ ~~720~~725	$622	$415	$234
Income tax provision	~~68~~132	~~57~~60	95	50	75
Interest expense	1,618	2,046	1,614	1,141	863

Total earnings (a)	$2,~~431~~614	$2,~~823~~831	$2,331	$1,606	$1,172

Fixed charges ~~-~~– interest expense (b)	$1,618	$2,046	$1,614	$1,141	$863

Ratio of earnings to fixed charges (a/b)	1.~~50~~62	1.38	1.44	1.41	1.36

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2008	2007	2006	2005	2004

Earnings:
Pretax income from continuing operations	$3,581	$5,694	$5,152	$3,979	$3,610
Interest expense	3,628	4,525	3,258	2,415	1,899
Other adjustments	144	143	139	150	151

Total earnings (a)	$7,353	$10,362	$8,549	$6,544	$5,660

Fixed charges:
Interest expense	$3,628	$4,525	$3,258	$2,415	$1,899
Other adjustments	114	106	106	151	145

Total fixed charges (b)	$3,742	$4,631	$3,364	$2,566	$2,044

Ratio of earnings to fixed charges (a/b)	1.96	2.24	2.54	2.55	2.77

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Registration Statement Nos. 33-62797, 333-38199, 333-84320, 333-102373, 333-134864, 333-160018) of American Express Credit Corporation of our report dated March 30, 2009, except for the effects of the restatement described in Note 1 to the Consolidated Financial Statements, as to which the date is November 16, 2009 relating to the consolidated financial statements of American Express Credit Corporation, which appears in this Form 10-K/A for the year ended December 31, 2008.

/s/ PricewaterhouseCoopers LLP

New York, New York
~~March 30~~November 16, 2009

EXHIBIT 31.1
CERTIFICATION

I, ~~Christopher S. Forno~~David L. Yowan, certify that:

1. I have reviewed this ~~annual report~~Amendment No. 1 to the Annual Report on Form 10-K of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))   for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

~~(b)~~	~~Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.~~

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~March 30~~November 16, 2009	/s/~~Christopher S. Forno~~David L. Yowan

~~Christopher S. Forno~~David L. Yowan
~~President and~~ Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION

I, ~~David L. Yowan,~~Anderson Y. Lee certify that:

1. I have reviewed this ~~annual report~~Amendment No. 1 to the Annual Report on Form 10-K of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))   for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

~~(b)~~	~~Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.~~

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~March 30~~November 16, 2009	/s/~~David L. Yowan~~Anderson Y. Lee

~~David L. Yowan~~Anderson Y. Lee
Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 10-K of American Express Credit Corporation (the “Company”) for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~Christopher S. Forno~~David L. Yowan, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

~~/s/Christopher S. Forno~~

/s/David L. Yowan

Name:	~~Christopher S. Forno~~David L. Yowan
Title:	Chief Executive Officer
Date:	~~March 30~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-K/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 10-K/A of American Express Credit Corporation (the “Company”) for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~David L. Yowan~~Anderson Y. Lee, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

~~/s/David L. Yowan~~/s/Anderson Y. Lee

Name:	~~David L. Yowan~~Anderson Y. Lee
Title:	Chief Financial Officer
Date:	~~March 30~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-K/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

AMERICAN EXPRESS CREDIT CORPORATION

Exhibit 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 10-Q/A
Amendment No. 1 to Form 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File No. 1-6908

AMERICAN EXPRESS CREDIT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	11-1988350
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
One Christina Centre, 301 North Walnut Street
Suite 1002, Wilmington, Delaware	19801-2919
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number including area code: (302) 594-3350
None

(Former name, former address and former fiscal year, if changed since last report.)

THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H(1)(a) AND (b) OF FORM 10-Q AND HAS THEREFORE OMITTED CERTAIN ITEMS FROM THIS REPORT IN ACCORDANCE WITH THE REDUCED DISCLOSURE FORMAT PERMITTED UNDER GENERAL INSTRUCTIONS H(2).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

AMERICAN EXPRESS CREDIT CORPORATION

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.
Class	Outstanding at May 8, 2009

Common Stock (par value $.10 per share)	1,504,938 Shares

AMERICAN EXPRESS CREDIT CORPORATION

FORM 10-Q/A

AMERICAN EXPRESS CREDIT CORPORATION

EXPLANATORY NOTE

American Express Credit Corporation (Credco) is filing this amendment to its Quarterly Report on Form 10-Q (Form 10-Q/A) for the period ended March 31, 2009 in order to reflect the restatement of its Consolidated Financial Statements and other financial information as of and for the three months ended March 31, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effect of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

The effect of the error in the accounting for a net investment in a consolidated foreign subsidiary, together with the unrelated immaterial errors affecting the income tax provision, resulted in an understatement of net income for fiscal year 2008 and 2007 by $119 million (from $745 million to $864 million, as restated) and $5 million (from $720 million to $725 million, as restated), respectively. The correction of the errors resulted in an increase in our ratio of earnings to fixed charges from 1.50 to 1.62 (as restated) for fiscal year 2008 and no change to our ratio of earnings to fixed charges of 1.38 for fiscal year 2007. The effect of these errors also resulted in an overstatement of net income for the three month periods ended March 31, 2009 and March 31, 2008 by $9 million (from $144 million to $135 million, as restated) and $2 million (from $154 million to $152 million, as restated), respectively. The correction of the errors resulted in an increase in our ratio of earnings to fixed charges from 1.78 to 1.81 (as restated) for the three month period ended March 31, 2009 and no change to this ratio of 1.37 for the three month period ended March 31, 2008.

Notes 1, 4, 5 and 6 to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement” included herein also contain information regarding the nature and impact of the restatement.

For the convenience of the reader, this 10-Q/A sets forth the Quarterly Report on Form 10-Q in its entirety. Other than amending the disclosures relating to the restatement in the items discussed below, no attempt has generally been made in this 10-Q/A to amend or update other disclosures presented in the original 10-Q. Among other things, forward-looking statements made in the original 10-Q have not been revised to reflect events that occurred or facts that became known to Credco after the filing of the Original 10-Q, and such forward-looking statements should be read in their historical context. Accordingly this 10-Q/A should be read in conjunction with Credco’s filings with the Securities and Exchange Commission (“SEC”) subsequent to the filing of the original 10-Q.

The following items of the original Form 10-Q are being amended in this Form 10-Q/A as a result of this restatement:

•	Part I – Item 1 – Financial Statements

•	Part I – Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Part I – Item 4 – Controls and Procedures

•	Part II – Item 6 - Exhibits

AMERICAN EXPRESS CREDIT CORPORATION

As reported in American Express Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009, American Express Company determined that the impact of the incorrect accounting was not material to its financial statements in any of the quarterly or annual periods in which it occurred. American Express Company also determined that the restatement by Credco would have no impact on, and would not require amendment of, any of American Express Company’s financial statements and related disclosures previously filed with the SEC.

AMERICAN EXPRESS CREDIT CORPORATION

PART I. FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(Millions)
(Unaudited)

	Three Months Ended March 31,
	2009	2008

	Restated	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$208	$654
Interest income from affiliates	114	188
Interest income from investments	32	72
Finance revenue	13	15
Other	~~28~~33	~~1~~-

Total revenues	~~395~~400	~~930~~929

Expenses

Provisions for losses, net of recoveries	48	248
Interest expense	174	377
Interest expense to affiliates	21	83
Service fees to affiliates	—	51
Other	—	1

Total expenses	243	760

Pretax income	~~152~~157	~~170~~169
Income tax provision	~~8~~22	~~16~~17

Net income	~~144~~135	~~154~~152
Retained earnings at beginning of period	3,~~322~~446	3,~~157~~162
Dividends	(75)	(125)

Retained earnings at end of period	$3,~~391~~506	$3,~~186~~189

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION

CONSOLIDATED BALANCE SHEETS
(Millions, except share data)
(Unaudited)

	March 31, 2009	December 31, 2008

	Restated	Restated

Assets

Cash and cash equivalents	$8,944	$8,855
Cardmember receivables, less reserves: 2009, $169; 2008, $204	8,377	10,655
Cardmember loans, less reserves: 2009, $15; 2008, $14	443	484
Loans to affiliates	8,983	11,726
Investment securities	3,066	3,084
Deferred charges and other assets	665	801
Due from affiliates	3,644	3,660

Total assets	$34,122	$39,265

Liabilities and Shareholder’s Equity

Short-term debt	$1,963	$7,367
Short-term debt to affiliates	9,390	8,317
Current portion of long-term debt	4,353	5,201
Long-term debt	14,763	14,809

Total debt	30,469	35,694
Accrued interest and other liabilities	~~493~~573	~~473~~538

Total liabilities	~~30,962~~31,042	36,~~167~~232

Shareholder’s Equity

Common stock, $.10 par value, authorized 3 million shares; issued and outstanding 1.5 million shares	1	1
Capital surplus	161	161
Retained earnings	3,~~391~~506	3,~~322~~446
Accumulated other comprehensive income (loss), net of tax:
Net unrealized securities gains, net of tax: 2009, $(11); 2008, $(15)	21	28
Net unrealized derivatives losses, net of tax: 2009, $13; 2008, $19	(22)	(35)
Foreign currency translation adjustments, net of tax: 2009, $17;	~~(392 )~~	~~(379 )~~
2008, $13	(587)	(568)

Total accumulated other comprehensive loss	~~(393)~~588)	~~(386)~~(575)

Total shareholder’s equity	3,~~160~~080	3,~~098~~033

Total liabilities and shareholder’s equity	$34,122	$39,265

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

	Three Months Ended March 31,
	2009		2008

Cash Flows from Operating Activities
Net income (restated)	$	~~144~~135	$	~~154~~152
Adjustments to reconcile net income to net cash provided by operating activities:
Provisions for losses		68		290
Amortization and other		7		3
Deferred taxes		53		(9)
Changes in operating assets and liabilities:
Due from affiliates		141		(21)
Other operating assets and liabilities (restated)		~~256~~265		~~182~~184

Net cash provided by operating activities		669		599

Cash Flows from Investing Activities
Net decrease in cardmember receivables and loans (restated)		2,133		1,~~499~~505
Purchase of investments		—		(201)
Maturities of investments		—		200
Net decrease (increase) in loans to affiliates		2,628		(165)
Net increase in due from affiliates (restated)		(125)		(1,~~735)~~741)

Net cash provided by (used in) investing activities		4,636		(402)

Cash Flows from Financing Activities
Net increase in short-term debt to affiliates		1,074		3,205
Net (decrease) increase in short-term debt		(5,404)		3,546
Redemption of long-term debt		(808)		(2,201)
Dividends paid		(75)		(125)

Net cash (used in) provided by financing activities		(5,213)		4,425

Effect of exchange rate changes on cash and cash equivalents		(3)		1
Net increase in cash and cash equivalents		89		4,623
Cash and cash equivalents at beginning of period		8,855		2,925

Cash and cash equivalents at end of period		$8,944		$7,548

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Restated Financial Results

American Express Credit Corporation (Credco) is filing this amendment to its Quarterly Report on Form 10-Q (Form 10-Q/A) for the period ended March 31, 2009 in order to reflect the restatement of its Consolidated Financial Statements and other financial information as of and for the three months ended March 31, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of September 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Certain disclosures in Notes 4, 5 and 6 have been restated consistent with the Consolidated Financial Statements.

The following tables set forth the effects of the restatement adjustments on affected line items with Credco’s previously reported Consolidated Statements of Income for the three months ended March 31, 2009 and 2008, and the Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008.

CONSOLIDATED STATEMENTS OF INCOME

	March 31, 2009		March 31, 2008

(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Other revenues	$28	$33	$1	$—
Total revenues	$395	$400	$930	$929
Pretax income	$152	$157	$170	$169
Income tax provision	$8	$22	$16	$17
Net income	$144	$135	$154	$152

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

CONSOLIDATED BALANCE SHEETS

	March 31, 2009		December 31, 2008

(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Accrued interest and other liabilities	$493	$573	$473	$538
Total liabilities	$30,962	$31,042	$36,167	$36,232
Retained earnings	$3,391	$3,506	$3,322	$3,446
Foreign currency translation adjustments, net of tax	$(392)	$(587)	$(379)	$(568)
Total accumulated other comprehensive loss	$(393)	$(588)	$(386)	$(575)
Total shareholder’s equity	$3,160	$3,080	$3,098	$3,033

2.	Basis of Presentation

~~American Express Credit Corporation,~~ Credco together with its subsidiaries (~~Credco),~~ is a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), which is a wholly-owned subsidiary of American Express Company (American Express).

The accompanying Consolidated Financial Statements should be read in conjunction with the financial statements in Amendment No. 1 to the Annual Report on Form 10-K/A (Form 10-K/A) of Credco for the year ended December 31, 2008. Significant accounting policies disclosed therein have not changed. ~~Certain prior year amounts have been reclassified to conform to the current year presentation of the Consolidated Statements of Cash Flows.~~

The interim financial information in this report has not been audited. In the opinion of management, all adjustments necessary for a fair statement of the consolidated financial position and the consolidated results of operations for the interim periods have been made. All adjustments made were of a normal, recurring nature. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to cardmember receivables and loans, fair value measurement, and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued the following accounting standards, which are effective beginning June 30, 2009. The adoption of the accounting standards listed below will not have a material impact on Credco’s financial position or results of operations.

•

FASB Staff Position (FSP) No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1), amends Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” and APB Opinion No. 28, “Interim Financial

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Reporting,” to require disclosures about fair value of financial instruments in interim financial statements on a prospective basis.

•

FSP No. FAS 115-2/FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2/FAS 124-2), requires a limited form of retrospective application. FSP FAS 115-2/FAS 124-2 modifies current impairment guidance for debt securities, changes the requirements for recognizing an other-than-temporary impairment on debt securities, and modifies the presentation of other-than-temporary impairment losses in the Statement of Income and Balance Sheet. In addition, FSP FAS 115-2/FAS 124-2 also requires expanded financial statement disclosures for both debt and equity securities in interim and annual periods.

•

FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4), provides additional guidance in determining whether a market for an asset or a liability within the scope of SFAS No. 157 is inactive, and requires the evaluation of available evidence to determine whether a transaction in an inactive market is not orderly.

~~3.~~
~~3.~~

3.	Investment Securities

The following is a summary of investment securities at March 31, 2009 and December 31, 2008:

Available-for-Sale	2009				2008

(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government and agency obligations	$3,034	$32	$—	$3,066	$3,040	$44	$—	$3,084

Total(a)	$3,034	$32	$—	$3,066	$3,040	$44	$—	$3,084

(a)	Total investment securities include $2.7 billion of senior debentures issued by Government Sponsored Enterprises (Fannie Mae and Freddie Mac) at March 31, 2009 and December 31, 2008.

All of Credco’s investment securities are classified as available-for-sale. There were no realized gains or losses on U.S. Government and agency obligations for the three months ended March 31, 2009.

Credco reviews and evaluates investment securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairment. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, Credco considers several metrics when evaluating investment securities for an other-than-temporary impairment, including the extent to which amortized cost exceeds fair value, the duration and size of that difference, and the issuers’ credit ratings. As of March 31, 2009 and December 31, 2008, Credco did not hold any investment securities that were in an unrealized loss position.

Fair Value

The following is a description of the valuation techniques utilized by Credco to measure the fair value of its investment securities, including the general classification of such items pursuant to the fair value hierarchy. These techniques may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investment securities could result in different

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

estimates of fair value at the reporting date.

•	When available, quoted market prices are used to determine fair value and the investment securities are classified within Level 1 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair market values for Credco’s investment securities are obtained primarily from pricing services engaged by Credco, and Credco receives one price for each security. The fair values provided by the pricing services are estimated by using pricing models, where the inputs to those models are based on observable market data. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing services do not apply any adjustments to the pricing models used, nor does Credco apply any adjustments to prices received from the pricing services. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. As of March 31, 2009, all of Credco’s investment securities are classified within Level 2 of the fair value hierarchy.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4.	Comprehensive Income

The components of comprehensive income, net of related tax, were as follows:

(Millions)	Three Months Ended March 31,
	2009		2008

~~Net income~~	~~$~~	~~144~~Restated	~~$~~	~~154~~Restated

Net income		$135		$152
Other comprehensive income (loss):
Net unrealized securities (losses) gains		(7)		26
Net unrealized derivatives gains (losses)		13		(46)
Foreign currency translation adjustments(a)		(~~13~~)19)		~~33~~35

Total	$	~~137~~122		$167

(a) See further discussion in Note 1 regarding the basis of the restatement of these amounts.

5.	Derivatives and Hedging Activities

Credco uses derivative financial instruments to manage exposure to various market risks. Market risk is the risk to earnings or value resulting from movements in interest rates, foreign exchange rates, or equity market prices. Credco’s market risk exposures primarily arise through:

	•	Interest rate risk associated with the cost of financing its receivables and loans; and

	•	Foreign exchange risk within its international operations.

General principles and the overall framework for managing market risk across Credco are defined in the Market Risk Policy approved by the American Express’ Enterprise-wide Risk Management Committee (ERMC). Market risk is centrally managed by the Market Risk Committee, chaired by the Chief Market Risk Officer of American Express Company. Within each business, market risk exposures are monitored and managed by various asset/liability committees, guided by Board-approved policies covering derivative financial instruments, funding, and investments.

Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange rates, and equity indices or prices. These instruments can increase, reduce or otherwise alter exposure to various market risks and, for that reason, are an integral component of Credco’s market risk and related asset/liability management strategy and processes. Credco uses derivatives to manage these exposures that arise within its business operations, but does not engage in derivative financial instruments for trading purposes.

For the receivables Credco owns related to charge card and fixed rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed rate debt and by using derivative instruments, with an emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. Credco may change the amount hedged and the hedge percentage may change based on changes in business volumes and mix, among other factors. Credco regularly reviews its strategy and may modify it.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Foreign exchange risk is generated by foreign currency denominated balance sheet exposures, translation exposure of foreign operations, and foreign currency earnings in international units. Credco’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forwards and cross-currency swap contracts, which can help “lock in” the value of Credco’s exposure to specific currencies.

Fair Value Measurements

The fair value of Credco’s derivatives is estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by Credco are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.

Credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value derivatives is not indicative of the credit quality of Credco or its counterparties. Credco considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.

Credco manages derivative counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by American Express’ Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with American Express Company’s ERMC guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, Credco may, on occasion, enter into master netting agreements.

As of March 31, 2009 and December 31, 2008, the credit and nonperformance risks associated with Credco’s derivative counterparties were not significant.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table summarizes the total gross fair value, excluding interest accruals, of derivative product assets and liabilities at March 31, 2009 and December 31, 2008:

(Millions)
Location	Other assets		Other liabilities

	Fair Value (a)		Fair Value (a)

	March 2009	December 2008	March 2009	December 2008

Derivatives designated as hedging ~~instruments~~ Instruments
Interest rate contracts
Fair value hedges	$435	$431	$—	$—
Cash flow hedges	—	—	34	54
Foreign exchange contracts
Net investment hedges	18	39	32	22

Total derivatives designated as hedging instruments	$453	$470	$66	$76

Derivatives not designated as hedging ~~instruments~~ Instruments
Interest rate contracts	$1	$—	$2	$5
Foreign exchange contracts	61	75	71	39

Total derivatives not designated as hedging ~~instruments~~ Instruments	62	75	73	44

Total derivatives (b)	$515	$545	$139	$120

(a)	The fair values of Credco’s derivative instruments are classified within Level 2 of the fair value hierarchy.

(b)

Financial Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (FIN 39), permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between Credco and its derivative counterparty. At March 31, 2009 and December 31, 2008, $26 million and $8 million, respectively of derivative assets and liabilities have been offset and represents the impact of legally enforceable master netting agreements that provide for the net settlement of all contracts in accordance with FIN 39.

Fair Value Hedges

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. Credco is exposed to interest rate risk associated with its fixed rate long term debt. Credco enters into interest rate swaps to convert certain fixed rate long-term debt to floating rate debt at the time of issuance. As of March 31, 2009, Credco hedged $4.8 billion of its fixed rate debt to floating rate debt using interest rate swaps.

To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the gain or loss on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness. Hedge ineffectiveness may be caused by differences between the debt’s interest coupon and the benchmark rate, which is in turn primarily due to credit spreads at inception of the hedging relationship, which is not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR rates, as these so-called basis spreads may impact the valuation of the interest rate swaps without causing an offsetting impact in the value of the hedged debt. The ineffective net gains (losses), net of tax on fair value hedges totaled approximately $17 million and nil for the quarter ended March 31, 2009 and 2008, respectively.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following tables summarize the impact of fair value hedges on the consolidated financial statements for the quarters ended March 31:

Statement of Income

	Derivative contract gain/(loss)			Hedged item gain/(loss)
Derivative relationship	Location	Amount recognized, net of tax		Location	Amount recognized, net of tax

(Millions)		2009	2008		2009	2008

Fair value hedges:

Interest rate contracts	Other revenues	$2	$22	Other revenues	$15	$(22)

Cash Flow Hedges

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. Credco hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivative instruments, primarily interest rate swaps. These derivative instruments effectively convert floating rate debt to a fixed rate debt for the duration of the swap. As of March 31, 2009, Credco hedged $2.3 billion of its floating rate debt to fixed rate debt using interest rate swaps.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged cash flows are recognized into earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, primarily in interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other revenues.

In the normal course of business, as the hedged cash flows are recognized into earnings, Credco expects to reclassify $21 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next 12 months.

Net Investment Hedges

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. Credco designates foreign currency derivatives, primarily forward agreements, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations.   These ~~derivatives~~ instruments reduce exposure to changes in currency exchange rates on Credco’s investments in non-U.S. subsidiaries.

~~For derivative~~ The effective portions of financial instruments that qualify as net investment hedges~~, the effective portions of the change in fair value of the derivatives~~ are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenues during the period of change.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table summarizes the impact of cash flow hedges and net investment hedges on the consolidated financial statements for the quarters ended March 31:

(Millions)	Derivative Impact on OCI gain/(loss), net of tax					Derivative Ineffectiveness gain/(loss), net of tax

	Recognized in other comprehensive income		Location reclassified into income	Amount reclassified into Income		Location	Amount

Derivative Relationship	2009	2008		2009	2008		2009	2008

Cash flow hedges:

Interest rate contracts	$(5)	$(60)	Interest expense	$(18)	$(13)	Other revenues	$(1)	$—

Net investment hedges:

Foreign exchange contracts	20	(26)	Other revenues	—	—	Other revenues	—	—

Derivatives Not Designated as Hedges

Credco has derivatives that act as economic hedges and are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily forward contracts and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. ~~The~~ For Credco’s economic hedges, the changes in the fair value of the derivative instrument ~~effectively~~significantly offset within the Consolidated Statements of Income, the related foreign exchange gains or losses on the underlying ~~balance sheet~~hedged exposures. From time to time, Credco may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

For derivative financial instruments that are not designated as hedges, changes in fair value are reported in current period earnings.

The following table summarizes the impact of derivatives not designated as hedges on the consolidated financial statements for the quarters ended March 31:

Derivative Relationship	Income Statement classification of gain (loss) on derivatives not designated as hedges	Amount recognized net of tax

(Millions)		2009	2008

				Restated
Derivatives not designated as hedges Foreign exchange contracts	Interest expense	$3	$	~~2~~4

	Other revenues	(33)		12

Total		$(30)	$	~~14~~16

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

~~5~~6.      Income Taxes

The results of operations of Credco are included in the consolidated U.S. federal income tax return of American Express. Under an agreement with TRS, provision for income taxes is recognized on a separate company basis. If benefits for net operating losses, future tax deductions and foreign tax credits cannot be recognized on a separate company basis, such benefits are then recognized based upon a share, derived by formula, of those deductions and credits that are recognizable on a TRS consolidated reporting basis.

American Express is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which American Express has significant business operations. The tax years under examination and open for examination vary by jurisdiction. In June 2008, the IRS completed its field examination of American Express’ federal tax returns for the years 1997 through 2002. However, for federal income tax purposes, these years continue to remain open as a consequence of certain issues under appeal. American Express is currently under examination by the IRS for the years 2003 and 2004.

Credco routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that Credco’s management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. It is reasonably possible that the unrecognized tax benefits may significantly increase or decrease within the next twelve months. Due to the inherent complexities and the number of tax years currently under examination, it is not possible to quantify the impact such changes may have on the effective tax rate and net income.

Credco’s effective tax rate was ~~5~~ 14 percent for the three months ended March 31, 2009, compared with ~~8~~13 percent for the full year 2008. ~~The effective tax rate was lower for the three months ended March 31, 2009 as compared to 2008 primarily due to the change in the geographic mix of pretax income and the impact of revisions of certain prior year estimated tax liabilities.~~

AMERICAN EXPRESS CREDIT CORPORATION

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement

As discussed in “Explanatory Note” to this Form 10-Q/A and in Note 1 to the Consolidated Financial Statements, American Express Credit Corporation (Credco) is restating its Consolidated Financial Statements and other financial information as of and for the three months ended March 31, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatements adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Notes 1, 4, 5 and 6 to the Consolidated Financial Statements included herein also contain information regarding the nature and impact of the restatement.

The following tables set forth the effects of the restatement adjustments on the Ratio of Earnings to Fixed Charges for the years ended December 31, 2008 and 2007, and for the quarter ended March 31, 2009.

RATIO OF EARNINGS TO FIXED CHARGES

(millions)	As Previously Reported	Restated

2007	1.38	1.38
2008	1.50	1.62
March 31, 2009	1.78	1.81

Overview

Credco, together with its subsidiaries ~~(Credco),~~ is a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American Express). Credco is primarily engaged in the business of financing non-interest-bearing cardmember receivables arising from the use of the American Express® Card, the American Express® Gold Card, Platinum Card®, Corporate Card, and other American Express Cards issued in the United States and in designated currencies outside the United States. Credco also finances certain interest-bearing and discounted

AMERICAN EXPRESS CREDIT CORPORATION

revolving loans comprised of American Express credit cards and Sign & Travel®, although interest-bearing and revolving loans are primarily funded by subsidiaries of TRS other than Credco.

Current Economic Environment/Outlook

Concerns over the availability and cost of credit generally, a historic decline in real estate values in the United States, rising unemployment, and the collapse of major financial institutions have contributed to a worsening global recession, increased volatility and reduced liquidity in the capital markets, and diminished expectations for the economy. In addition, increasing stress in the worldwide financial markets has continued to erode consumer and business confidence levels. Based on these trends, American Express expects consumer and business sentiment will likely deteriorate further and will translate into weaker economies around the globe and increased unemployment through 2009, which may result in declines in credit and charge card spending. If this occurs, the impact on Credco is likely to be a reduction in the financing of cardmember receivables and loans.

In the first quarter of 2009, American Express continued to experience slowing cardmember spending throughout all its businesses as well as lower loan volumes. American Express also experienced higher delinquencies and write-off rates. Higher write-off rates were due to both increased levels of dollar write-offs and lower lending balances.

As further discussed in the Funding Strategy section below, since late September 2008, the market for unsecured term debt generally has been unavailable to all financial institutions, including Credco. However, Credco has continued to issue commercial paper. During the first quarter of 2009, Credco issued commercial paper at a slower pace and in smaller amounts that is commensurate with its current funding strategy and the lower level of receivables owned.

On October 7, 2008, the Federal Reserve Board (the Board) established the Commercial Paper Funding Facility (CPFF). The CPFF provides three month liquidity to U.S. issuers of commercial paper through a special purpose vehicle (SPV), which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. Credco remains, after the downgrade of its short-term rating to A-2 by Standard & Poor’s (S&P), eligible to participate in the CPFF based on Credco’s current short-term ratings assigned by Moody’s Investor Services (Moody’s) and Fitch Ratings (Fitch). The commercial paper must be rated at least A1/P1/F1 by two or more major nationally recognized statistical rating organizations (NRSRO) to qualify for participation in the CPFF. The SPV is currently scheduled to cease purchasing commercial paper on October 30, 2009, unless the Board extends the facility. At March 31, 2009, Credco had $1.8 billion of commercial paper outstanding, none of which was placed with the CPFF.

In October 2008, American Express moved to increase its flexibility in funding U.S. consumer and small business charge card receivables by amending the receivables purchase agreements between Credco and each of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) (together, the Banks). The previous agreements called for the Banks, which issue American Express’ U.S. consumer and small business charge cards, to sell all unsecuritized receivables related to spending on those cards to Credco. The amended agreements will give the Banks the flexibility to continue to sell the receivables to Credco or to retain the receivables and fund them from their own sources. These amendments will allow American Express to shift, from time-to-time, the funding of those receivables from Credco to the Banks. Credco, which raises funds for the purpose of buying receivables through the sale of commercial paper, as well as through the issuance of medium- and long-term debt securities, can transfer proceeds of its funding activities in excess of its needs broadly to other subsidiaries of American Express, including to the Banks. The new arrangements between Credco and the Banks will have no impact on Credco’s funding of U.S. corporate charge card receivables and charge card receivables outside the United States.

AMERICAN EXPRESS CREDIT CORPORATION

Results of Operations for the three months ended March 31, 2009 and 2008

Pretax income depends primarily on the volume of cardmember receivables and loans purchased, the discount factor used to determine purchase price, the relationship of the total discount to Credco’s interest expense, and the collectibility of cardmember receivables and loans purchased.

Credco’s consolidated net income decreased ~~6~~11 percent to $~~144~~135 million for the three months ended March 31, 2009, as compared to the three months ended March 31, 2008. The year-over-year decrease was primarily due to a decrease in discount revenue earned from a smaller base of purchased cardmember receivables and loans, interest income earned on loans to affiliates, and interest income from investments, partially offset by a decrease in interest expense and provisions for losses, net of recoveries.

The following table summarizes the changes attributable to the increase (decrease) in key revenue and expense accounts for the three month period ended March 31, 2009, compared with the three month period ended March 31, 2008 (millions):

Discount revenue earned on purchased cardmember receivables and loans:
Volume of receivables and loans purchased	$(387)
Discount rates	(59)

Total	$(446)

Interest income from affiliates:
Average loans to affiliates	$(17)
Interest rates	(57)

Total	$(74)

Interest income from investments:
Average investments outstanding	$47
Interest rates	(87)

Total	$(40)

Provisions for losses, net of recoveries:
Volume of receivables purchased	$(170)
Provisions rates and volume of recoveries	(30)

Total	$(200)

Interest expense:
Average debt outstanding	$(123)
Interest rates	(80)

Total	$(203)

Interest expense to affiliates:
Average debt outstanding	$13
Interest rates	(75)

Total	$(62)

Discount Revenue Earned on Purchased Cardmember Receivables and Loans

AMERICAN EXPRESS CREDIT CORPORATION

Discount revenue decreased 68 percent or $446 million to $208 million for the three months ended March 31, 2009, as compared to the three months ended March 31, 2008, due to a decrease in both the volume of receivables purchased and discount rates. Volume of receivables and loans purchased for the three months ended March 31, 2009, was 59 percent lower than the same period a year ago, primarily due to the amendment of the receivables purchase agreements between Credco and each of Centurion Bank and FSB. Purchased volume does not include those cardmember receivables transferred with recourse to Credco and cardmember receivables and loans funded by loans to affiliates. Discount rates, which vary over time due to changes in market interest rates or changes in the collectibility of cardmember receivables, decreased an average of approximately 22 basis points compared to the three months ended March 31, 2008.

Interest Income from Affiliates

Interest income from affiliates decreased 39 percent or $74 million to $114 million for the three months ended March 31, 2009, as compared to the three months ended March 31, 2008. The year-over-year decrease is due to a decrease in both the interest rates charged to affiliates and, to a lesser extent, the volume of loans to affiliates. The average volume of loans to affiliates decreased primarily due to the impact of foreign exchange rates and, to a lesser extent, to the amendment of the funding structure with respect to Germany. The average interest rate charged to affiliates during the three months ended March 31, 2009, was 53 basis points lower than the average interest rate charged to affiliates in the same three month period a year ago.

Interest Income from Investments

Interest income from investments decreased 56 percent or $40 million to $32 million for the three months ended March 31, 2009, as compared to the three months ended March 31, 2008. The year-over-year decrease is due to the decrease of the average interest rate on the total investment portfolio of approximately 67 basis points for the three months ended March 31, 2009, as compared to the same three month period a year ago.

Provisions for Losses, Net of Recoveries

The provisions for losses, net of recoveries, decreased 81 percent or $200 million to $48 million for the three months ended March 31, 2009, as compared to the three months ended March 31, 2008. The year-over-year decrease primarily reflects a reduction in the volume of receivables purchased, due to the amendment of the receivables purchase agreements with the Banks previously discussed.

Interest Expense and Interest Expense to Affiliates

Interest expense and interest expense to affiliates decreased 54 percent and 75 percent, respectively, for the three months ended March 31, 2009, as compared to the same period a year ago, due to lower interest rates and lower average debt outstanding. The average interest rate on debt outstanding during the three months ended March 31, 2009, was 35 basis points lower than the same period a year ago. The average rate due to affiliates during the three months ended March 31, 2009, was 72 basis points lower than the same period a year ago.

Service Fees to Affiliates

There were no service fees to affiliates for the three months ended March 31, 2009, as compared to $51 million for the three months ended March 31, 2008, due to a decrease in servicing provided under service level agreements with affiliates as a result of the previously discussed amendment of the receivables purchase agreements with the Banks.

AMERICAN EXPRESS CREDIT CORPORATION

Income Taxes

Credco’s effective tax rate for the three months ended March 31, 2009, was ~~5~~14 percent compared with ~~9~~10 percent for the three month period ended March 31, 2008. The effective tax rate was ~~lower~~higher for the three months ended March 31, 2009, as compared to 2008 primarily due to the change in the geographic mix of pretax income and the impact of revisions of certain prior year estimated tax liabilities.

Cardmember Receivables

At March 31, 2009, and December 31, 2008, Credco owned $8.5 billion and $10.9 billion of cardmember receivables, respectively. Cardmember receivables represent amounts due from charge card customers and are recorded at the time they are purchased from the seller. Included in cardmember receivables are Credco Receivables Corporation (CRC)’s purchases of the participation interests from American Express Receivables Financing Corporation V LLC (RFC V) in conjunction with TRS’ securitization program. At March 31, 2009, and December 31, 2008, CRC owned approximately $1.6 billion and $2.4 billion, respectively, of participation interests purchased from RFC V.

The following table summarizes selected information related to the cardmember receivables portfolio:

As of and for three months ended (Millions, except percentages)	March 31, 2009	December 31, 2008	March 31, 2008 Restated

Total cardmember receivables	$8,546	$10,859	$
Loss reserves	$169	$204		$880
as a % of receivables (a)	2.0%	1.9%		3.6%
Average life of cardmember receivables (in days)	30	32		34

Cardmember receivables – 180 day write-off (a)	$1,613	$2,444		N/A
30 days past due as a % of total	2.9%	2.6%		N/A
Average receivables	$2,020	$11,413		N/A
Write-offs, net of recoveries	$20	$323		N/A
Net write-off rate (a)	4.0%	28.4%		N/A

Cardmember receivables – 360 day write-off	$6,933	$8,415		$24,~~585~~447
90 days past due as a % of total	2.7%	2.8%		4.4%
Write-offs, net of recoveries	$50	$38		$191
Net write-off rate (c)	0.23%	0.13%		0.29%

(a)

In the fourth quarter of 2008, American Express revised the time period in which past due cardmember receivables for its U.S. Card Services segment are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past due. Credco’s receivables subject to 180 day write-off and the related net write-off rate, which reflects write-offs, net of recoveries expressed as a percentage of the average amount of cardmember receivables owned by Credco at the beginning of the year and at the end of each month in each of the periods indicated, are reflected above.

(b)

Represents the average life of cardmember receivables owned by Credco, based upon the ratio of the average amount of both billed and unbilled receivables owned by Credco at the end of each month, during the periods indicated, to the volume of cardmember receivables purchased by Credco.

(c)	Credco’s write-offs, net of recoveries, expressed as a percentage of the volume of cardmember receivables purchased by Credco in each of the periods indicated.

Cardmember receivables owned at March 31, 2009, decreased approximately $2.3 billion from December 31, 2008, as a result of a reduction in cardmember receivables purchased due to expected seasonal changes in cardmember spending, and to a lesser extent, the wind down of receivables purchased from Amex Bank of Canada.

AMERICAN EXPRESS CREDIT CORPORATION

Reserves for Cardmember Receivables and Cardmember Loans

The following is an analysis of the reserves for cardmember receivables and cardmember loans:

Three months ended (Millions)	March 31, 2009	March 31, 2008

Balance, beginning of period	$218	$841
Provisions for losses (a)	48	248
Accounts written-off (a)	(75)	(194)
Other	(7)	(5)

Balance, end of period	$184	$890

(a)	Includes recoveries on accounts previously written-off of $20 million and $42 million during the three months ended March 31, 2009 and 2008, respectively.

Loans to Affiliates

Components of loans to affiliates were as follows:

(Millions)	March 31, 2009	December 31, 2008	March 31, 2008

TRS Subsidiaries:
American Express Australia Limited	$2,946	$3,204	$3,942
American Express Services Europe Limited	2,390	2,388	3,776
Amex Bank of Canada	2,256	2,257	2,605
American Express Centurion Bank (a)	—	2,225	—
American Express International, Inc.	705	943	849
American Express Co. (Mexico) S.A. de C.V.	379	392	461
American Express Bank (Mexico) S.A.	307	317	—

Total (b)	$8,983	$11,726	$11,633

(a)

During 2008, Credco loaned $2.2 billion to Centurion Bank as a consequence of the previously discussed amendment of the receivables purchase agreements. In February 2009, Centurion Bank repaid $2.2 billion to Credco.

(b)	Of the approximately $9.0 billion outstanding of loans to affiliates, approximately $5.7 billion are collateralized by the underlying cardmember receivables transferred with recourse.

Due from Affiliates

At March 31, 2009, and December 31, 2008, due from affiliates was $3.6 billion and $3.7 billion, respectively. These amounts relate primarily to timing differences between the purchase of cardmember receivables and remittances from TRS on cardmember receivables purchased by Credco, which are net settled in the subsequent month in the normal course of business.

AMERICAN EXPRESS CREDIT CORPORATION

Short-term Debt to Affiliates

Components of short-term debt to affiliates were as follows:

(Millions)	March 31, 2009	December 31, 2008	March 31, 2008

American Express	$6,631	$3,579	$6,919
AE Exposure Management Ltd.	1,163	2,356	2,308
TRS	717	1,483	—
American Express Holdings (Netherlands) C.V.	417	417	381
American Express Europe Limited	175	175	—
National Express Company, Inc.	105	91	2,089
American Express Publishing Corp.	42	84	63
Other	140	132	127

Total	$9,390	$8,317	$11,887

Short-term debt to affiliates consists primarily of master note agreements for which there is no stated term. Credco does not expect any changes to its short-term funding strategies with affiliates.

Impact of Credit and Capital Markets Environment

Credit Markets – Global Cardmember Receivables

In the first quarter of 2009, many economies around the globe continued to face challenging conditions. In the United States and many other countries, consumer confidence and the housing markets continued to weaken, and unemployment continued to rise. These challenging conditions adversely affected credit card issuers, including American Express issuers that sell receivables to Credco.

In managing risk on behalf of Credco, TRS’ objective is to preserve its profitability, but also protect, to the extent it can, TRS’ ongoing relationship with its cardmembers. With this in mind, the following actions have been taken by TRS across its cardmember portfolios:

•	focusing on areas of high risk and canceling certain accounts;

•	reducing some customer lines of credit;

•	creating customer advocacy groups; and

•	assisting cardmembers who are experiencing temporary financial difficulty.

American Express’ view is that economic conditions will deteriorate further in 2009. The impact on Credco is that its financing of receivables and loans will decline due to reduced cardmember spending. This is in addition to the reduction in purchases as a result of the previously discussed amendment of the receivables purchase agreements in October 2008.

Capital Markets

In the latter part of 2008 and through the first quarter of 2009, the market for Credco’s term unsecured, nonguaranteed debt, like that for virtually all financial institutions, was substantively frozen. Various government programs have provided some stability to the capital markets and reduced dislocations in benchmarks and indices such as LIBOR. However, if the unprecedented levels of volatility and disruptions reemerge or worsen, they could further negatively impact Credco’s funding capabilities, liquidity position, and investment portfolios or derivative positions. See the Consolidated Capital Resources and Liquidity section below for a more detailed discussion of Credco’s funding strategies.

AMERICAN EXPRESS CREDIT CORPORATION

Investment Portfolio

Credco’s investment portfolio primarily supports its contingent liquidity strategy by investing in U.S. Government and agency obligations. Credco’s objective is to manage the type and mix of assets as well as their maturity profile in order to ensure the cash and liquidity needs can be met without relying on the sale of investments prior to maturity. As a result, Credco generally holds its investments to maturity. Credco nonetheless seeks to invest in portfolios of securities with sufficient liquidity that could be accessed prior to maturity should changes in cash needs occur.

All of Credco’s investments are classified as available-for-sale. Credco reviews its investments at least quarterly and more often as market conditions may require to evaluate their fair values and to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairments for available-for-sale securities is a subjective process, requiring the use of various assumptions and application of judgment.

Government Sponsored Enterprises

At March 31, 2009, Credco owned approximately $2.7 billion of senior unsecured debentures issued by Government Sponsored Enterprises (GSEs): Fannie Mae and Freddie Mac. On September 7, 2008, the Federal Housing Finance Agency (FHFA) announced the decision to place Fannie Mae and Freddie Mac into a conservatorship controlled by the FHFA. These actions were designed to protect the senior and subordinated debt and the mortgage-backed securities of the GSEs. The total net unrealized gains on these securities were approximately $30 million at March 31, 2009.

Money Market Fund

Credco owned a $500 million investment in the Reserve Primary Fund (the Fund), a money market fund. The net asset value of the Fund fell below $1 per share in September 2008, at which time Credco recorded a loss of $15 million related to this investment. Credco has received approximately $449 million from the Fund since it filed a redemption order with Reserve, the Fund sponsor, in September 2008, which includes $22 million received on April 17, 2009. The remaining amount due from the Fund is recorded in deferred charges and other assets on Credco’s Consolidated Balance Sheets. The timing of receipt of the remaining proceeds cannot be determined at this time.

With the exception of its exposure to the Fund, Credco did not experience any defaults or events of default, or determine it would not receive timely contractual payments of interest and repayment of principal on any of its holdings in its investment portfolios.

Consolidated Capital Resources and Liquidity

Credco’s balance sheet management objectives are to maintain a broad, deep, and diverse set of funding sources to finance its assets and meet operating requirements and liquidity programs that enable Credco to meet its obligations for at least a 12 month period should some or all of its funding sources become inaccessible.

Funding Strategy

Credco seeks to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations and cost-effectively finance current and future asset growth as well as to maintain a strong liquidity profile. Diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity, or investor. The mix of Credco’s funding in any period will seek to achieve cost-efficiency while

AMERICAN EXPRESS CREDIT CORPORATION

maintaining both diversified sources and achieving its liquidity objectives. Credco’s funding strategy and activities are integrated into its asset-liability management activities.

Credco, like many financial services companies, has historically relied on the debt capital markets to fulfill a substantial amount of its funding needs. Credco has a variety of funding sources available to access the debt capital markets, including commercial paper and senior unsecured debentures. One of the principal tenets of Credco’s funding strategy is to issue debt with a wide range of maturities to reduce and distribute its refinancing requirements in future periods. However, Credco’s ability to obtain financing in the debt capital market for unsecured term debt is subject to prevailing market conditions, including a renewal of investor demand. Credco continues to assess its funding needs and investor demand, which will likely change the mix of its existing sources as well as seek to add new sources to its funding mix. Credco’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity, and demand for securities offered by Credco as well as any regulatory changes. Many of these risks and uncertainties are beyond Credco’s control.

Credco’s current funding strategy for 2009 is to raise funds to maintain sufficient cash and readily-marketable securities that are easily convertible to cash in order to meet short-term borrowings outstanding, seasonal, and other working capital needs for the next 12 months, including maturing obligations, changes in receivables and other asset balances, as well as operating requirements.

Credco’s liquidity and funding strategy is designed to maintain high and stable debt ratings from the major credit rating agencies, Standard & Poor’s (S&P), Moody’s Investor Services (Moody’s), Dominion Bond Rating Service (DBRS), and Fitch Ratings (Fitch). However, Credco is not immune to the impact on corporate ratings arising from the uncertainty in financial markets and the weakening economic environment. Recently, three credit rating agencies provided updates on Credco’s ratings as follows:

•	On April 30, 2009, S&P downgraded Credco’s debt ratings as follows:

	•	Senior debt ratings were lowered from A to BBB+

	•	Short-term ratings were lowered from A-1 to A-2

	•	Outlook for the ratings is negative

•	On April 24, 2009, Moody’s downgraded Credco’s debt ratings as follows:

	•	Senior debt ratings were lowered from A1 to A2

	•	Short-term ratings of Prime-1 were affirmed

	•	Outlook for debt ratings is now stable

•

On April 16, 2009, Fitch announced that it had revised its outlook on the long-term and short-term ratings of Credco from stable to negative. The long-term and short-term ratings of Credco were affirmed at A+/F1.

A downgrade in Credco’s long-term debt rating could result in paying higher interest expense on Credco’s unsecured debt, as well as higher fees related to its committed lines of credit. In addition to increased funding costs, a lower long-term debt rating could also reduce Credco’s borrowing capacity in the unsecured term debt capital markets when such markets become available. S&P’s recent downgrade of Credco’s short-term rating to A-2 will likely result in Credco further reducing or eliminating its small outstanding commercial paper program.

Short-term Funding Programs

Credco’s short-term funding requirements have historically been met primarily by the sale of commercial paper. Credco’s commercial paper is a widely recognized name in the money markets and is supported by a diverse base among short-term investors. Credco has readily sold the volume of commercial paper necessary to meet its funding needs as well as to cover the daily maturities of commercial paper issued. During the first

AMERICAN EXPRESS CREDIT CORPORATION

quarter of 2009 and all of 2008, Credco had continuous access to the commercial paper markets. Its commercial paper issuances after mid-September 2008 were issued at shorter weighted average maturities than Credco’s historical trend, consistent with the changes in issuance maturities occurring across the overall commercial paper market, as reported by the Federal Reserve. During this period, Credco has significantly reduced its reliance on the commercial paper market.

On October 7, 2008, the Federal Reserve Board established the CPFF. The CPFF provides three-month liquidity to U.S. issuers of commercial paper through a SPV, which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. Credco remains, after the downgrade of its short-term rating to A-2 by S&P, eligible to participate in the CPFF based on Credco’s current short-term ratings assigned by Moody’s and Fitch. The commercial paper must be rated at least A1/P1/F1 by two or more major NRSRO to qualify for participation in the CPFF. The SPV is currently scheduled to cease purchasing commercial paper on October 30, 2009, unless the Board extends the facility. At March 31, 2009, Credco had $1.8 billion of commercial paper outstanding, none of which was placed with the CPFF.

Credco currently manages the level of net short-term debt outstanding, defined as commercial paper less cash and cash equivalents, such that its total back-up liquidity, including maximum available bank credit facilities and term liquidity portfolio investment securities, is not less than 100 percent of net short-term debt. Based on the maximum available borrowings under committed third party bank credit facilities and term liquidity portfolio investment securities, Credco’s total back-up liquidity coverage of net short-term borrowings was in excess of 100 percent at March 31, 2009 and December 31, 2008.

Long-term Funding Programs

Long-term debt is raised through the offering of debt securities in the United States and international capital markets. Long-term debt is generally defined as any debt with an original maturity greater than 12 months.

Credco had the following long-term debt outstanding:

(Billions)	Quarter ended March 31, 2009	Full year December 31, 2008

Long-term debt outstanding	$19.1	$20.0
Average long-term debt	$19.0	$21.2

Credco also has the ability to issue debt securities under shelf registrations filed with the Securities and Exchange Commission (SEC). The shelf registration statement filed with the SEC is for an unspecified amount of debt securities to be issued from time to time. During the three months ended March 31, 2009, Credco did not issue any debt securities from its U.S. shelf registration. At March 31, 2009, Credco had $12.6 billion of debt securities outstanding issued under the SEC registration statements.

Credco, in conjunction with certain subsidiaries of American Express, has established a program for the issuance of debt instruments outside the United States to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program cannot exceed $50.0 billion. At March 31, 2009, $3.1 billion was outstanding under this program, of which $2.3 billion was issued by Credco.

Credco established a program in Australia for the issuance of debt securities from time to time of up to approximately $4.2 billion. During the three months ended March 31, 2009, no notes were issued under this program. At March 31, 2009, approximately $3.6 billion was available for issuance under this program.

AMERICAN EXPRESS CREDIT CORPORATION

During the first quarter of 2008, a new shelf prospectus was filed and became effective in Canada for a medium-term note program providing for the issuance from time to time, in Canada, of up to approximately $2.9 billion of notes by American Express Canada Credit Corporation (Cancredco), an indirect wholly-owned subsidiary of Credco. All notes issued under this shelf registration will be guaranteed by Credco. During the three months ended March 31, 2009, no notes were issued under this program. The financial results of Cancredco are included in the consolidated financial results of Credco.

The most restrictive limitation on dividends imposed by the debt instruments issued by Credco is the requirement that Credco maintain a minimum consolidated net worth of $50 million. There are no significant restrictions on the ability of Credco to obtain funds from its subsidiaries by dividend or loan. Additionally, there are no limitations on the amount of debt that can be issued by Credco.

Credco paid cash dividends of $75 million to TRS during the three months ended March 31, 2009.

Liquidity Strategy

Credco seeks to ensure that it has adequate liquidity in the form of cash and readily-marketable securities easily convertible into cash, as well as access to cash and cash equivalents, to continuously meet its business needs, sustain operations and satisfy its obligations for a period of at least 12 months without access to the unsecured debt capital markets. This objective is managed by accessing capital to finance business growth through a broad and diverse set of funding programs, by maintaining cash and readily-marketable securities, as well as through a variety of contingent sources of cash and financing. Credco maintains a liquidity plan that enables it to continuously meet its daily obligations when its access to financing becomes impaired or markets become inaccessible. The plan contemplates a hypothetical 12-month liquidity crisis occurring as a sudden and unexpected event that makes financing from its various funding sources unavailable.

As a result of Credco’s funding activities during 2008, Credco raised funds that substantially exceeded its 2008 and 2009 funding needs. The excess was invested with the purpose of increasing the amount of cash and readily-marketable securities Credco holds. The availability of these funds raised in 2008 meant that Credco had no requirement to access the term debt markets in the first quarter of 2009.

The upcoming approximate maturities of the Company’s long-term debt are as follows:

(Billions)	Debt Maturities

Quarter Ending:

June 30, 2009	$1.8
September 30, 2009	1.5
December 31, 2009	1.1
March 31, 2010	—

Total	$4.4

The amount of cash and readily-marketable securities Credco expects to maintain will be substantially greater than its historical levels of holdings. Credco expects to incur higher net interest cost of carry on these amounts, which will be dependent on the amount Credco actually maintains, as well as the difference between its cost of funding these amounts and their investment yields.

Cash and Readily-Marketable Securities

At March 31, 2009, Credco had cash and cash equivalents of approximately $8.9 billion as well as $3.1 billion of longer-term readily-marketable securities. These investments consist of high credit quality, highly liquid short-term instruments, as well as longer term, highly liquid instruments, such as U.S. Treasury

AMERICAN EXPRESS CREDIT CORPORATION

securities, government-sponsored enterprise debt, or government-guaranteed debt. These instruments are managed to either mature prior to the maturity of borrowings that will occur within the next 12 months, or are sufficiently liquid that Credco can sell them or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

AMERICAN EXPRESS CREDIT CORPORATION

Committed Bank Credit Facilities

Credco maintained committed bank credit facilities at March 31, 2009, as follows:

(Billions)	Total	American Express	Credco

Committed (a)	$10.4	$1.3	$9.1	(b)
Outstanding	$2.5	$—	$2.5

(a)	Included is $2.5 billion outstanding related to the Australian facility.

(b)	Credco has the right to borrow a maximum amount of $10.4 billion with a commensurate maximum $1.3 billion reduction in the amount available to American Express.

Credco’s committed bank credit facilities expire as follows:

(Billions)

2010	$1.9

2011	2.6

2012	5.9

Total	$10.4

The availability of the credit lines is subject to Credco’s compliance with certain financial covenants that require maintenance of a 1.25 ratio of combined earnings and fixed charges to fixed charges. The ratio of earnings to fixed charges for Credco was 1.~~78~~81 for the three months ended March 31, 2009. The ratio of earnings to fixed charges for American Express for the three months ended March 31, 2009 was 1.94.

Committed bank credit facilities do not contain material adverse change clauses which would preclude borrowing under the credit facilities. Additionally, the facilities may not be terminated should there be a change in Credco’s credit rating.

In consideration of all its funding sources, Credco believes that it has the liquidity to satisfy all maturing obligations and fund normal business operations for at least a 12-month period from March 31, 2009.

AMERICAN EXPRESS CREDIT CORPORATION

Forward-Looking Statements

Various statements have been made in this Amendment No. 1 to the Quarterly Report on Form 10-Q that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in Credco’s other reports filed with or furnished to the SEC and in other documents. In addition, from time to time, Credco, through its management, may make oral forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual results to differ materially from such statements. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements. Credco cautions you that the risk factors described below are not exclusive. There may also be other risks that Credco is unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Credco undertakes no obligation to update or revise any forward-looking statements.

Factors that could cause actual results to differ materially from Credco’s forward-looking statements include, but are not limited to:

•

credit trends, which will depend in part on the economic environment, including, among things, the housing market and the rates of bankruptcies, which can affect spending on card products and debt payments by individual and corporate customers;

•	Credco’s ability to accurately estimate the provisions for losses in Credco’s outstanding portfolio of cardmember receivables and loans;

•	fluctuations in foreign currency exchange rates;

•	negative changes in Credco’s credit ratings, which could result in decreased liquidity and higher borrowing costs;

•

changes in laws or government regulations affecting American Express’ business, including the potential impact of regulations adopted by federal bank regulators relating to certain credit and charge card practices;

•	the effect of fluctuating interest rates, which could affect Credco’s borrowing costs;

•	the impact on American Express’ business resulting from continuing geopolitical uncertainty;

•	Credco’s ability to satisfactorily remediate (i) the accounting error resulting in the restatement or (ii) its material weakness in internal control over financial reporting;

•

Credco’s ability to satisfy its liquidity needs and execute on its funding plans, which will depend on, among other things, Credco’s future business growth, its credit ratings, market capacity and demand for securities offered by Credco, performance by Credco’s counterparties under its bank credit facilities and other lending facilities, and regulatory changes, including adoption of changes to the policies, rules and regulations of the Board of Governors of the Federal Reserve System;

•

Credco’s ability to meet the criteria for participation in certain liquidity facilities and other funding programs, including the Commercial Paper Funding Facility being made available through the Federal Reserve Bank of New York, or through other governmental entities; and

•	Credco’s ability to access in a timely manner its remaining investment in the Reserve Primary Fund.

OTHER REPORTING MATTERS

AMERICAN EXPRESS CREDIT CORPORATION

Accounting Developments

See “Recently Issued Accounting Standards” section of Note 2 to the Consolidated Financial Statements.

Item 4. CONTROLS AND PROCEDURES

The following has been amended to reflect the restatement of Credco’s consolidated financial statements as discussed further in the “Explanatory Note” and in Note 1 to the Consolidated Financial Statements.

~~Item 4. CONTROLS AND PROCEDURES~~

Evaluation of Disclosure Controls and Procedures

Credco’s management, with the participation of Credco’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Credco’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report.  Based on such evaluation, Credco’s Chief Executive Officer and Chief Financial Officer have concluded that~~, as of the end of such period,~~ Credco’s disclosure controls and procedures ~~are~~ were not effective~~. There have not been any changes in Credco’s~~ as of March 31, 2009 due to the material weakness identified and described below.

As described in “Explanatory Note” herein, Credco identified an error in its accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007. Following a review of its controls and processes, Credco’s management has determined that it did not maintain effective controls over processes to accurately record or monitor certain of its net investments in consolidated foreign subsidiaries with similar funding structures. This deficiency resulted in an error that was not prevented or detected on a timely basis and resulted in restatements of the financial statements for the fiscal years ended December 31, 2008 and 2007, including each of the quarterly periods in fiscal year 2008 and the third and fourth quarters in fiscal year 2007, and for the first and second quarters in 2009. Accordingly, Credco’s management concluded that this deficiency constitutes a material weakness.

Remediation Steps to Address Material Weakness in Internal Controls

Credco has reviewed its processes and controls for recording and monitoring net investments in foreign consolidated subsidiaries and has determined that the error was limited to a discrete number of similar transactions (specifically three funding structures related to net investments in consolidated foreign subsidiaries).

AMERICAN EXPRESS CREDIT CORPORATION

Credco has performed a detailed review of each of these net investment funding structures and has determined there have been no other errors in accounting. Credco has also enhanced its controls with respect to recording and monitoring funding structures related to net investments in consolidated foreign subsidiaries to prevent future errors in accounting from occurring.

Based on the actions taken, Credco believes that, as of the date of this Form 10-Q/A, the potential risk of a material misstatement related to the accounting for net investments in consolidated foreign subsidiaries for these three funding structures is remote. In addition, management is performing additional actions to remediate the material weakness including the continued evaluation of the effectiveness of its internal control over financial reporting ~~(as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during Credco’s fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect,~~on an ongoing basis, and will take further actions as appropriate.

To address the material weakness Credco performed additional analysis and other procedures in connection with the preparation of the financial statements included in this Form 10-Q/A. Accordingly, management believes that the consolidated financial statements included herein fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

There were no changes to Credco’s internal control over financial reporting~~.~~ that occurred during the first quarter ended March 31, 2009 that would have a material effect, or are reasonably likely to have a material effect, on Credco’s internal control over financial reporting.

AMERICAN EXPRESS CREDIT CORPORATION

PART II. OTHER INFORMATION

ITEM 1A. RISK FACTORS

For a discussion of Credco’s risk factors, see Part I, Item 1A. “Risk Factors” of ~~our Annual Report on~~Credco’s Form 10-K/A for the year ended December 31, 2008. There are no material changes from the risk factors set forth in such ~~Annual Report on~~ Form 10-K/A.

Item 6. EXHIBITS

The exhibits required to be filed with this report are listed on page E-1 hereof, under “Exhibit Index,” which is incorporated herein by reference.

AMERICAN EXPRESS CREDIT CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN EXPRESS CREDIT CORPORATION
(Registrant)

DATE:	~~May 8~~November 16, 2009	By	/s/ ~~Christopher S. Forno~~David L. Yowan

~~Christopher S. Forno~~
~~President and~~ David L. Yowan
Chief Executive Officer

DATE:	~~May 8~~November 16, 2009	By	/s/ Lawrence A. Belmonte

Lawrence A. Belmonte
Vice President and Chief Accounting Officer

AMERICAN EXPRESS CREDIT CORPORATION

EXHIBIT INDEX

Pursuant to Item 601 of Regulation S-K

	Description	How Filed

Exhibit 12.1	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Credit Corporation.	Electronically filed herewith.

Exhibit 12.2	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Company.	Electronically filed herewith.

Exhibit 31.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.	Electronically filed herewith.

Exhibit 31.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.	Electronically filed herewith.

Exhibit 32.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Electronically filed herewith.

Exhibit 32.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Electronically filed herewith.

E-1

EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,

	2009	2008	2007	2006	2005
	Restated	Restated	Restated

Earnings:
Net income	$ ~~144~~135	$ ~~745~~864	$ ~~720~~725	$622	$415

Income tax provision	~~8~~22	~~68~~132	~~57~~60	95	50
Interest expense	195	1,618	2,046	1,614	1,141

Total earnings (a)	$ ~~347~~352	$2,~~431~~614	$2,~~823~~831	$2,331	$1,606

Fixed charges - Interest expense (b)	$195	$1,618	$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)	1.~~78~~81	1.~~50~~62	1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,

	2009	2008	2007	2006	2005

Earnings:
Pretax income from continuing operations	$544	$3,581	$5,694	$5,152	$3,979
Interest expense	556	3,628	4,525	3,258	2,415
Other adjustments	28	144	143	139	150

Total earnings (a)	$1,128	$7,353	$10,362	$8,549	$6,544

Fixed charges:
Interest expense	$556	$3,628	$4,525	$3,258	$2,415
Other adjustments	24	114	106	106	151

Total fixed charges (b)	$580	$3,742	$4,631	$3,364	$2,566

Ratio of earnings to fixed charges (a/b)	1.94	1.96	2.24	2.54	2.55

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.

EXHIBIT 31.1
CERTIFICATION

I, ~~Christopher S. Forno~~David L. Yowan, certify that:

1. I have reviewed this ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~May 8~~November 16, 2009	/s/ ~~Christopher S. Forno~~ David L. Yowan

~~Christopher S. Forno~~ David L. Yowan
~~President and~~ Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION

I, ~~David L. Yowan~~Anderson Y. Lee, certify that:

1. I have reviewed this ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~May 8~~November 16, 2009	/s/ ~~David L. Yowan~~Anderson Y. Lee

~~David L. Yowan~~ Anderson Y. Lee
Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation (the “Company”) for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~Christopher S. Forno~~David L. Yowan, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ~~Christopher S. Forno~~David L. Yowan

Name:	~~Christopher S. Forno~~David L. Yowan
Title:	Chief Executive Officer
Date:	~~May 8~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation (the “Company”) for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~David L. Yowan~~Anderson Y. Lee, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ~~David L. Yowan~~Anderson Y. Lee

Name:	~~David L. Yowan~~Anderson Y. Lee
Title:	Chief Financial Officer
Date:	~~May 8~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A
Amendment No. 1 to Form 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File No. 1-6908

AMERICAN EXPRESS CREDIT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	11-1988350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Christina Centre, 301 North Walnut Street Suite 1002, Wilmington, Delaware	19801-2919
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code: (302) 594-3350
None

(Former name, former address and former fiscal year, if changed since last report.)

THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H(1)(a) AND (b) OF FORM 10-Q AND HAS THEREFORE OMITTED CERTAIN ITEMS FROM THIS REPORT IN ACCORDANCE WITH THE REDUCED DISCLOSURE FORMAT PERMITTED UNDER GENERAL INSTRUCTIONS H(2).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.
Class	Outstanding at August 12, 2009

Common Stock (par value $.10 per share)	1,504,938 Shares

AMERICAN EXPRESS CREDIT CORPORATION

~~FORM 10-Q~~

2

AMERICAN EXPRESS CREDIT CORPORATION

EXPLANATORY NOTE

American Express Credit Corporation (Credco) is filing this amendment to its Quarterly report on Form 10-Q (Form 10-Q/A) for the period ended June 30, 2009 in order to reflect the restatement of its Consolidated Financial Statements and other financial information as of and for the three and six months ended June 30, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effect of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

The effect of the error in the accounting for a net investment in a consolidated foreign subsidiary, together with the unrelated immaterial errors affecting the income tax provision, resulted in an understatement of net income for fiscal year 2008 and 2007 by $119 million (from $745 million to $864 million, as restated) and $5 million (from $720 million to $725 million, as restated), respectively. The correction of the errors resulted in an increase in Credco’s ratio of earnings to fixed charges from 1.50 to 1.62 (as restated) for fiscal year 2008 and no change to our ratio of earnings to fixed charges of 1.38 for fiscal year 2007. The effect of these errors also resulted in an overstatement of net income for the three month periods ended June 30, 2009 by $41 million (from $68 million to $27 million, as restated) and an understatement of net income for the three month period ended June 30, 2008 by $4 million (from $253 million to $257 million, as restated), respectively. The correction of the errors resulted in a decrease in Credco’s ratio of earnings to fixed charges from 1.66 to 1.51 (as restated) for the six month period ended June 30, 2009 and an increase in this ratio from 1.53 to 1.54 (as restated) for the six month period ended June 30, 2008.

Notes 1, 5, 6, and 7 to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement” included herein also contain information regarding the nature and impact of the restatement.

For the convenience of the reader, this 10-Q/A sets forth the Form 10-Q in its entirety. Other than amending the disclosures relating to the restatement in the items discussed below, no attempt has generally been made in this 10-Q/A to amend or update other disclosures presented in the original 10-Q. Among other things, forward-looking statements made in the original 10-Q have not been revised to reflect events that occurred or facts that became known to Credco after the filing of the original 10-Q, and such forward-looking statements should be read in their historical context. Accordingly this 10-Q/A should be read in conjunction with Credco’s filings with the Securities and Exchange Commission (“SEC”) subsequent to the filing of the original 10-Q.

3

AMERICAN EXPRESS CREDIT CORPORATION

The following items of the original Form 10-Q are being amended in this Form 10-Q/A as a result of this restatement:

•	Part I – Item 1 – Financial Statements

•	Part I – Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Part I – Item 4 – Controls and Procedures

•	Part II – Item 6 - Exhibits

As reported in American Express Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2009, American Express Company determined that the impact of the incorrect accounting was not material to its financial statements in any of the quarterly or annual periods in which it occurred. American Express Company also determined that the restatement by Credco has no impact on, and would have require amendment of, any of American Express Company’s financial statements and related disclosures previously filed with the SEC.

4

AMERICAN EXPRESS CREDIT CORPORATION

PART I. FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(Millions)
(Unaudited)

	Three ~~months~~Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

	Restated	Restated	Restated	Restated

Revenues

Discount revenue earned from purchased cardmember receivables and loans	$173	$595	$381	$1,249
Interest income from affiliates	105	194	219	382
Interest income from investments	25	71	57	143
Finance revenue	12	2	25	17
Other	(~~20)~~79)	~~3~~10	~~8~~(46)	~~4~~10

Total revenues	~~295~~236	~~865~~872	~~690~~636	1,~~795~~801

Expenses

Provisions for losses, net of recoveries	59	108	107	356
Interest expense	144	339	318	716
Interest expense to affiliates	11	72	32	155
Service fees to affiliates	1	51	1	102
Other	1	1	1	2

Total expenses	216	571	459	1,331

Pretax income	~~79~~20	~~294~~301	~~231~~177	~~464~~470
Income tax (benefit) provision	~~11~~(7)	~~41~~44	~~19~~15	~~57~~61

Net income	~~68~~27	~~253~~257	~~212~~162	~~407~~409
Retained earnings at beginning of period	3,~~391~~506	3,~~186~~189	3,~~322~~446	3,~~157~~162
Dividends	—	(85)	(75)	(210)

Retained earnings at end of period	$3,~~459~~533	$3,~~354~~361	$3,~~459~~533	$3,~~354~~361

See Notes to Consolidated Financial Statements.

5

AMERICAN EXPRESS CREDIT CORPORATION

CONSOLIDATED BALANCE SHEETS
(Millions, except share data)
(Unaudited)

	June 30, 2009	December 31, 2008

	Restated	Restated

Assets

Cash and cash equivalents	$5,614	$8,855
Cardmember receivables, less reserves: 2009, $160; 2008, $204	8,878	10,655
Cardmember loans, less reserves: 2009, $17; 2008, $14	444	484
Loans to affiliates	10,013	11,726
Investment securities	2,657	3,084
Deferred charges and other assets	496	801
Due from affiliates	4,909	3,660

Total assets	$33,011	$39,265

Liabilities and Shareholder’s Equity

Short-term debt	$1,428	$7,367
Short-term debt to affiliates	9,885	8,317
Current portion of long-term debt	4,035	5,201
Long-term debt	13,822	14,809

Total debt	29,170	35,694
Accrued interest and other liabilities	~~417~~478	~~473~~538

Total liabilities	29,~~587~~648	36,~~167~~232

Shareholder’s Equity

Common stock, $.10 par value, authorized 3 million shares; issued and outstanding 1.5 million shares	1	1
Capital surplus	161	161
Retained earnings	3,~~459~~533	3,~~322~~446
Accumulated other comprehensive ~~income (~~loss~~)~~, net of tax:
Net unrealized securities gains, net of tax: 2009, $(10); 2008, $(15)	19	28
Net unrealized derivatives losses, net of tax: 2009, $8; 2008, $19	(14)	(35)
Foreign currency translation adjustments, net of tax: 2009, $2;	~~(202 )~~	~~(379 )~~
2008, $13	(337)	(568)

Total accumulated other comprehensive loss	(~~197)~~332)	~~(386)~~(575)

Total shareholder’s equity	3,~~424~~363	3,~~098~~033

Total liabilities and shareholder’s equity	$33,011	$39,265

See Notes to Consolidated Financial Statements.

6

AMERICAN EXPRESS CREDIT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

	Six Months Ended June 30,
	2009		2008

Cash Flows from Operating Activities
Net income (restated)	$	~~212~~162	$	~~407~~409
Adjustments to reconcile net income to net cash provided by operating activities:
Provisions for losses		146		437
Amortization and other		14		6
Deferred taxes		22		(23)
Changes in operating assets and liabilities:
Due from affiliates		170		135
Other operating assets and liabilities (restated)		~~219~~269		~~317~~315

Net cash provided by operating activities		783		1,279

Cash Flows from Investing Activities
Net decrease in cardmember receivables and loans (restated)		1,603		~~511~~572
Purchase of investments		—		(598)
Maturities of investments		400		600
Net decrease (increase) in loans to affiliates		2,445		(109)
Net (increase) decrease in due from affiliates (restated)		(1,419)		~~305~~244

Net cash provided by investing activities		3,029		709

Cash Flows from Financing Activities
Net increase (decrease) in short-term debt to affiliates		1,569		(543)
Net (decrease) increase in short-term debt		(5,939)		1,675
Issuance of debt		—		3,761
Redemption of long-term debt		(2,608)		(4,547)
Dividends paid		(75)		(210)

Net cash (used in) provided by financing activities		(7,053)		136

Effect of exchange rate changes on cash and cash equivalents		—		—
Net (decrease) increase in cash and cash equivalents		(3,241)		2,124
Cash and cash equivalents at beginning of period		8,855		2,925

Cash and cash equivalents at end of period		$5,614		$5,049

See Notes to Consolidated Financial Statements.

7

AMERICAN EXPRESS CREDIT CORPORATION

1.	Restated Financial Results

American Express Credit Corporation (Credco) is filing this amendment to its Quarterly Report on Form 10-Q (Form 10-Q/A) for the period ended June 30, 2009 in order to reflect the restatement of its Consolidated Financial Statements and other financial information as of and for the three and six months ended June 30, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Certain disclosures in Notes 5, 6 and 7 have been restated consistent with the Consolidated Financial Statements.

8

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following tables set forth the effects of the restatement adjustments on affected line items with Credco’s previously reported Consolidated Statements of Income for the three and six months ended June 30, 2009 and 2008, and the Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30, 2009		Three Months Ended June 30, 2008		Six Months Ended June 30, 2009		Six Months Ended June 30, 2008

(millions)	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated

Other revenues	$(20)	$(79)	$3	$10	$8	$(46)	$4	$10
Total revenues	$295	$236	$865	$872	$690	$636	$1,795	$1,801
Pretax income	$79	$20	$294	$301	$231	$177	$464	$470
Income tax provision (benefit)	$11	$(7)	$41	$44	$19	$15	$57	$61
Net income	$68	$27	$253	$257	$212	$162	$407	$409

CONSOLIDATED BALANCE SHEETS

	June 30, 2009		December 31, 2008
(millions)	As Previously Reported	Restated	As Previously Reported	Restated

Accrued interest and other liabilities	$417	$478	$473	$538
Total liabilities	$29,587	$29,648	$36,167	$36,232
Retained earnings	$3,459	$3,533	$3,322	$3,446
Foreign currency translation adjustments, net of tax	$(202)	$(337)	$(379)	$(568)

Total accumulated other comprehensive loss	$(197)	$(332)	$(386)	$(575)
Total shareholder's equity	$3,424	$3,363	$3,098	$3,033

9

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	Basis of Presentation

~~American Express Credit Corporation~~Credco, together with its subsidiaries ~~(Credco)~~, is a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), which is a wholly-owned subsidiary of American Express Company (American Express).

The accompanying Consolidated Financial Statements should be read in conjunction with the financial statements in Amendment No. 1 to the Annual Report on Form 10-K/A (Form 10-K/A) of Credco for the year ended December 31, 2008. Significant accounting policies disclosed therein have not changed. ~~Certain prior year amounts have been reclassified to conform to the current year presentation of the Consolidated Statements of Cash Flows.~~

The interim financial information in this report has not been audited. In the opinion of management, all adjustments necessary for a fair statement of the consolidated financial position and the consolidated results of operations for the interim periods have been made. All adjustments made were of a normal, recurring nature. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to cardmember receivables and loans, fair value measurement, and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued the following accounting standards, which are effective beginning January 1, 2010. Credco is currently assessing the impact of these standards.

•

FASB Statement No. 166, “Accounting for Transfers of Financial Assets” (SFAS No. 166) amends the derecognition guidance in FASB Statement 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to remove the concept of a qualifying special purpose entity (QSPE) and to eliminate the exception for a QSPE from the consolidation guidance of FASB Interpretation 46, “Consolidation of Variable Interest Entities” (FIN 46(R)). SFAS No. 166 also requires enhanced disclosures about continuing involvement, retained risks, and the nature and financial effect of restrictions.

•

FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS No. 167) amends the consolidation guidance that applies to variable interest entities (VIEs) and requires an entity to reconsider its previous FIN 46(R) conclusions, including (i) whether an entity is a VIE, (ii) whether the enterprise is the VIE’s primary beneficiary, and (iii) what type of financial statement disclosures are required.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3.	Investment Securities

The following is a summary of investment securities at June 30, 2009 and December 31, 2008:

(Millions)	June 30, 2009				December 31, 2008

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government agency obligations	$2,628	$29	$—	$2,657	$2,640	$37	$—	$2,677
U.S. Government treasury obligations	—	—	—	—	400	7	—	407

Total	$2,628	$29	$—	$2,657	$3,040	$44	$—	$3,084

All of Credco’s investment securities are classified as available-for-sale. There were no realized gains or losses on U.S. Government and agency obligations for the six months ended June 30, 2009.

Fair Value

The following is a description of the valuation techniques utilized by Credco to measure the fair value of its investment securities, including the general classification of such items pursuant to the fair value hierarchy. These techniques may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investment securities could result in different estimates of fair value at the reporting date.

• When available, quoted market prices are used to determine fair value and the investment securities are classified within Level 1 of the fair value hierarchy. Credco has not classified any investment securities in Level 1 of the fair value hierarchy.

• When quoted prices in an active market are not available, the fair market values for Credco’s investment securities are obtained from one pricing service engaged by Credco, and Credco receives one price for each security. The fair values provided by the pricing service are estimated by using a pricing model, where the inputs to the model are based on observable market inputs. The underlying inputs to the valuation techniques applied by the pricing service are typically benchmark yields, benchmark security prices, credit spreads, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing service did not apply any adjustments to the pricing models used. In addition, Credco did not apply any adjustments to prices received from the pricing service. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing model used does entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. As of June 30, 2009 and December 31, 2008, all of Credco’s investment securities are classified within Level 2 of the fair value hierarchy.

Credco has reaffirmed its understanding of the valuation techniques used by its pricing services. No adjustments were deemed necessary to the prices provided by the pricing services as a result of current market conditions.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Other-Than-Temporary Impairment

Credco reviews and evaluates its investment securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairment. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. Accordingly, Credco considers several metrics when evaluating investment securities for other-than-temporary impairment. The key factors considered include the determination of the extent to which the decline in the fair value of the security is due to increased default risk for the specific issuer, or market interest rate risk. With respect to increased default risk, Credco assesses the collectibility of principal and interest payments by monitoring issuers’ credit ratings, related changes to those ratings, specific credit events associated with the individual issuers as well as the credit ratings of financial guarantors, where applicable, and the extent to which amortized cost exceeds fair value and the duration and size of that difference.

With respect to market interest rate risk, including benchmark interest rates and credit spreads, Credco assesses whether it has the intent to sell the investment securities, and whether it is more likely than not that Credco will not be required to sell the investment securities before recovery of any unrealized losses. As of June 30, 2009 and December 31, 2008, Credco did not hold any investment securities that were in an unrealized loss position.

Supplemental Information

Contractual maturities of investment securities classified as available-for-sale as of June 30, 2009 are as follows:

(Millions)	Cost	Estimated Fair Value

Due within one year	$778	$783
Due after one year through five years	1,850	1,874

Total	$2,628	$2,657

~~4.~~

4.	Fair Values of Financial Instruments

FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments” (SFAS No. 107), as amended by FASB Staff position No. 107-1 and APB 28-1 “Interim Disclosures About Fair Value of Financial Instruments”, requires the disclosure of the estimated fair value of financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements of SFAS No. 107 exclude leases, equity method investments, affiliate investments, pension and benefit obligations, insurance contracts, and all non-financial instruments.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table discloses fair value information for Credco’s financial assets and financial liabilities, included in the scope of SFAS No. 107, as amended, as of the dates presented:

(Billions)	June 30, 2009		December 31, 2008

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Instrument Assets:
Assets for which carrying values equal or approximate fair value	$23	$23	$27	$27
Loans to affiliates	$10	$10	$12	$12
Financial Instrument Liabilities:
Liabilities for which carrying values equal or approximate fair value	$11	$11	$16	$16
Long-term debt	$18	$17	$20	$18

The fair values of these financial instruments are estimates based upon market conditions and perceived risks as of June 30, 2009 and December 31, 2008, and require management judgment. These figures may not be indicative of their future fair values. The fair value of Credco cannot be estimated by aggregating the amounts presented.

The following methods were used to determine estimated fair values:

Financial Assets for Which Carrying Values Equal or Approximate Fair Value

Financial assets for which carrying values equal or approximate fair values include cash and cash equivalents, cardmember receivables, accrued interest, and certain other assets. For these assets, the carrying values approximate fair value because they are short-term in duration or variable rate in nature.

In addition, the following financial assets are carried at fair value:

Investment Securities

Investment securities are recorded at fair value on the Consolidated Balance Sheets with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities or when management determines that a decline in value below amortized cost is other-than-temporary. Refer to Note ~~2~~3 for additional information regarding investment securities, including the valuation methodologies used to calculate fair value.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, with gains and losses recognized in the Consolidated Statements of Income or Consolidated Balance Sheets (accumulated other comprehensive (loss) income) based upon the nature of the derivative. Refer to Note ~~5~~6 for additional information regarding derivative financial instruments, including the valuation methodologies used to calculate fair value.

Financial Liabilities for Which Carrying Values Equal or Approximate Fair Value

Financial liabilities for which carrying values equal or approximate fair values include short-term debt, short-term debt to affiliates, current portion of long-term debt, accrued interest, and certain other liabilities. For these liabilities, the

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

carrying values approximate fair value because these are short-term in duration, variable rate in nature, or have no defined maturity.

Financial Liabilities Carried at Other Than Fair Value

Long-Term Debt

Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using either quoted market prices or discounted cash flows based on Credco’s current borrowing rates for similar types of borrowing. For variable-rate long-term debt that reprices within one year, fair value approximates carrying value.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5.	Comprehensive Income

The components of comprehensive income, net of related tax, were as follows:

(Millions)	Three Months Ended June 30,				Six Months Ended June 30,

	2009 Restated		2008 Restated		2009 Restated		2008 Restated

Net income	$	~~68~~27	$	~~253~~257	$	~~212~~162	$	~~407~~409
Other comprehensive income (loss):
Net unrealized securities (losses) gains		(2)		(24)		(9)		2
Net unrealized derivatives gains (losses)		8		39		21		(7)
Foreign currency translation adjustments(a)		~~190~~ 250		~~21~~ 13		~~177~~ 231		~~54~~ 48

Total	$	~~264~~283	$	~~289~~285	$	~~401~~405	$	~~456~~452

~~(a)~~

(a) See further discussion in Note 1 regarding the restatement of these amounts.

See the Consolidated Balance Sheets for Credco’s net comprehensive income position.

6.	Derivatives and Hedging Activities

Credco uses derivative financial instruments to manage exposure to various market risks. Market risk is the risk to earnings or value resulting from, for example, movements in interest rates, foreign exchange rates, or equity market prices. Credco’s market risk exposures primarily arise through:

•	Interest rate risk associated with the cost of financing its receivables and loans; and

•	Foreign exchange risk within its international operations and from foreign currency denominated assets and liabilities.

General principles and the overall framework for managing market risk across Credco are defined in the Market Risk Policy approved by the American Express’ Enterprise-wide Risk Management Committee (ERMC). Market risk is centrally managed by the Market Risk Committee, chaired by the Chief Market Risk Officer of American Express Company. Within each business, market risk exposures are monitored and managed by various asset/liability committees, guided by Board-approved policies covering derivative financial instruments, funding, and investments.

Derivative financial instruments derive their value from an underlying variable or multiple variables, including interest rates, foreign exchange rates, and equity indices or prices. These instruments can increase, reduce or otherwise alter exposure to various market risks and, for that reason, are an integral component of Credco’s market risk and related asset/liability management strategy and processes. Credco uses derivatives to manage these exposures that arise within its business operations, but does not engage in derivative financial instruments for trading purposes.

For the receivables Credco owns related to charge card and fixed rate lending products, interest rate exposure is managed by shifting the mix of funding toward fixed rate debt and by using derivative instruments, with an

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

emphasis on interest rate swaps, which effectively fix interest expense for the length of the swap. Credco may change the amount hedged and the hedge percentage may change based on changes in business volumes and mix, among other factors. Credco regularly reviews its strategy and may modify it.

Foreign exchange risk is generated by foreign currency denominated balance sheet exposures, translation exposure of foreign operations, and foreign currency earnings in international units. Credco’s foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forwards and cross-currency swap contracts, which can help “lock in” the value of Credco’s exposure to specific currencies.

Fair Value Measurements

The fair value of Credco’s derivatives is estimated by using pricing models that do not contain a high level of subjectivity as the valuation techniques used do not require significant judgment and inputs to those models are readily observable from actively quoted markets. The valuation models used by Credco are consistently applied and reflect the contractual terms of the derivatives, including the period of maturity, and market-based parameters such as interest rates, foreign exchange rates, equity indices or prices, and volatility.

Credit valuation adjustments are necessary when the market parameters (for example, a benchmark curve) used to value derivatives is not indicative of the credit quality of Credco or its counterparties. Credco considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure.

Credco manages derivative counterparty credit risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next twelve months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved and rated as investment grade. Counterparty risk exposures are monitored by American Express’ Institutional Risk Management Committee (IRMC). The IRMC formally reviews large institutional exposures to ensure compliance with American Express Company’s ERMC guidelines and procedures and determines the risk mitigation actions, when necessary. Additionally, Credco may, on occasion, enter into master netting agreements.

As of June 30, 2009 and December 31, 2008, the credit and nonperformance risks associated with Credco’s derivative counterparties were not significant.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table summarizes the total gross fair value, excluding interest accruals, of derivative product assets and liabilities at June 30, 2009 and December 31, 2008:

(Millions)
Location	Other assets		Other liabilities

	Fair Value (a)		Fair Value (a)

	June 2009	December 2008	June 2009	December 2008

Derivatives designated as hedging ~~instruments~~ Instruments
Interest rate contracts
Fair value hedges	$294	$431	$—	$—
Cash flow hedges	—	—	22	54
Foreign exchange contracts
Net investment hedges	2	39	37	22

Total derivatives designated as hedging instruments	$296	$470	$59	$76

Derivatives not designated as hedging ~~instruments~~ Instruments
Interest rate contracts	$—	$—	$4	$5
Foreign exchange contracts	85	75	56	39

Total derivatives not designated as hedging ~~instruments~~ Instruments	85	75	60	44

Total derivatives (b)	$381	$545	$119	$120

(a)	The fair values of Credco’s derivative instruments are classified within Level 2 of the fair value hierarchy.

(b)

Financial Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (FIN 39), permits the netting of derivative assets and derivative liabilities when a legally enforceable master netting agreement exists between Credco and its derivative counterparty. At June 30, 2009 and December 31, 2008, $36 million and $8 million, respectively, of derivative assets and liabilities have been offset and represents the impact of legally enforceable master netting agreements that provide for the net settlement of all contracts in accordance with FIN 39.

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Fair Value Hedges

A fair value hedge is a derivative designated to hedge the exposure of future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk. Credco is exposed to interest rate risk associated with its fixed rate long term debt. Credco enters into interest rate swaps to convert certain fixed rate long-term debt to floating rate debt at the time of issuance. As of June 30, 2009, Credco hedged $4.8 billion of its fixed rate debt to floating rate debt using interest rate swaps.

To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the gain or loss on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness. Hedge ineffectiveness may be caused by differences between the debt’s interest coupon and the benchmark rate, which is in turn primarily due to credit spreads at inception of the hedging relationship, which is not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR rates, as these so-called basis spreads may impact the valuation of the interest rate swaps without causing an offsetting impact in the value of the hedged debt.

The following tables summarize the impact of fair value hedges on the consolidated financial statements for the three and six months ended June 30:

For the three months ended June 30:

Statement of Income

	Derivative contract gain/(loss)			Hedged item gain/(loss)

Derivative relationship	Location	Amount recognized, net of tax		Location	Amount recognized, net of tax			Ineffective net gains (losses), net of tax

(Millions)		2009	2008		2009		2008	2009	2008

Fair value hedges:
Interest rate contracts	Other revenues	$(92)	$(29)	Other revenues	$79	$	~~29~~28	$(13)	$(1)

For the six months ended June 30:

Statement of Income

	Derivative contract gain/(loss)			Hedged item gain/(loss)

Derivative relationship	Location	Amount recognized, net of tax		Location	Amount recognized, net of tax			Ineffective net gains (losses), net of tax

(Millions)		2009	2008		2009		2008	2009	2008

Fair value hedges:
Interest rate contracts	Other revenues	$(89)	$(7)	Other revenues	$93		$7	$4	$—

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Cash Flow Hedges

A cash flow hedge is a derivative designated to hedge the exposure of variable future cash flows attributable to a particular risk of an existing recognized asset or liability, or a forecasted transaction. Credco hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivative instruments, primarily interest rate swaps. These derivative instruments effectively convert floating rate debt to a fixed rate debt for the duration of the swap. As of June 30, 2009, Credco hedged $1.1 billion of its floating rate debt to fixed rate debt using interest rate swaps.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivatives are recorded in accumulated other comprehensive (loss) income and reclassified into earnings when the hedged cash flows are recognized into earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact, primarily in interest expense. Any ineffective portion of the gain or loss, as determined by the accounting requirements, is reported as a component of other revenues.

In the normal course of business, as the hedged cash flows are recognized into earnings, Credco expects to reclassify $18 million of net pretax losses on derivative instruments from accumulated other comprehensive (loss) income to earnings during the next 12 months.

Net Investment Hedges

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. Credco designates foreign currency derivatives, primarily forward agreements, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations.  These ~~derivatives~~ instruments reduce exposure to changes in currency exchange rates on Credco’s investments in non-U.S. subsidiaries.

~~For derivative~~ The effective portions of financial instruments that qualify as net investment hedges~~, the effective portions of the change in fair value of the derivatives~~ are recorded in accumulated other comprehensive (loss) income as part of the cumulative translation adjustment. Any ineffective portions of net investment hedges are recognized in other revenues during the period of change.

19

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table summarizes the impact of cash flow hedges and net investment hedges on the consolidated financial statements for the three and six months ended June 30:

For the three months ended June 30:

(Millions)	Derivative impact on OCI gain (loss), net of tax					Derivative ineffectiveness gain (loss), net of tax

	Recognized in Other Comprehensive Income		Location Reclassified into Income	Amount Reclassified into Income		Location Reclassified into Income	Amount

Derivative relationship	2009	2008		2009	2008		2009	2008

Cash flow hedges:
Interest rate contracts	$(3)	$23	Interest expense	$(12)	$(17)	Other revenues	$1	$—

Net investment hedges:
Foreign exchange contracts	$(88)	$(40)	Other revenues	$—	$—	Other revenues	$—	$—

For the six months ended June 30:

(Millions)	Derivative impact on OCI gain (loss), net of tax					Derivative ineffectiveness gain (loss), net of tax

	Recognized in Other Comprehensive Income		Location Reclassified into Income	Amount Reclassified into Income		Location Reclassified into Income	Amount

Derivative relationship	2009	2008		2009	2008		2009	2008

Cash flow hedges:
Interest rate contracts	$(8)	$(37)	Interest expense	$(29)	$(30)	Other revenues	$—	$—

Net investment hedges:
Foreign exchange contracts	$(68)	$(66)	Other revenues	$—	$—	Other revenues	$—	$—

20

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Derivatives Not Designated as Hedges

Credco has derivatives that act as economic hedges and are not designated for hedge accounting treatment. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily forward contracts and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. ~~The~~ For Credco’s economic hedges, the changes in the fair value of the derivative instrument ~~effectively~~significantly offset within the Consolidated Statements of Income, the related foreign exchange gains or losses on the underlying ~~balance sheet~~hedged exposures. From time to time, Credco may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

For derivative financial instruments that are not designated as hedges, changes in fair value are reported in current period earnings.

The following table summarizes the impact of derivatives not designated as hedges on the consolidated financial statements for the three and six months ended June 30:

For the three months ended June 30:

Derivative Relationship	Income Statement classification of gain (loss) on derivatives not designated as hedges	Amount recognized net of tax

(Millions)		2009	2008

Derivatives not designated as hedges
Interest rate contracts	Other revenues	$—		$1
Foreign exchange contracts	Other revenues			43
	Interest expense	~~28~~40		~~1~~5
		~~6~~ 5

Total		$ ~~34~~45	$	~~6~~9

For the six months ended June 30:

Derivative Relationship	Income Statement classification of gain (loss) on derivatives not designated as hedges	Amount recognized net of tax

(Millions)		2009	2008

Derivatives not designated as hedges
Interest rate contracts	Other revenues	$—		$1
Foreign exchange contracts	Other revenues	7		15
	Interest expense	8		~~3~~9

Total		$15	$	~~19~~25

21

AMERICAN EXPRESS CREDIT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

~~6.~~7.	Income Taxes

The results of operations of Credco are included in the consolidated U.S. federal income tax return of American Express. Under an agreement with TRS, provision for income taxes is recognized on a separate company basis. If benefits for net operating losses, future tax deductions and foreign tax credits cannot be recognized on a separate company basis, such benefits are then recognized based upon a share, derived by formula, of those deductions and credits that are recognizable on a TRS consolidated reporting basis.

American Express is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which American Express has significant business operations. The tax years under examination and open for examination vary by jurisdiction. In June 2008, the IRS completed its field examination of American Express’ federal tax returns for the years 1997 through 2002. In July 2009, the IRS completed its field examination of American Express’ federal tax returns for the years 2003 and 2004. However, all of these years continue to remain open as a consequence of certain issues under appeal.

Credco had approximately $105 million and $63 million of unrecognized tax benefits at June 30, 2009 and December 31, 2008, respectively. The change is primarily due to an increase in unrecognized tax benefits relating to the attribution of taxable income to a particular jurisdiction or jurisdictions. Included in the $105 million and $63 million of unrecognized tax benefits at June 30, 2009 and December 31, 2008, respectively, are corresponding benefits of approximately $87 million and $53 million that, if recognized, would favorably affect the tax rate in a future period. These benefits primarily relate to Credco’s gross permanent benefits and corresponding foreign tax credits and federal tax effects. Credco had approximately $23 million and $15 million accrued for the payment of interest and penalties at June 30, 2009 and December 31, 2008, respectively. For the three and six months ended June 30, 2009, Credco recognized a net charge of approximately $8 million of interest and penalties.

Credco routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that Credco’s management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. It is reasonably possible that the unrecognized tax benefits may significantly increase or decrease within the next twelve months. Due to the inherent complexities and the number of tax years currently under examination, it is not possible to quantify the impact such changes may have on the effective tax rate and net income.

Credco’s effective tax rate was ~~14 percent and~~ 8 percent for the ~~three and~~ six months ended June 30, 2009, compared with ~~8~~13 percent for the full year 2008.

~~7~~8	Subsequent Events

Credco has performed an evaluation of subsequent events through ~~August 12~~November 16, 2009, which is the date the financial statements were issued.

22

AMERICAN EXPRESS CREDIT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

23

AMERICAN EXPRESS CREDIT CORPORATION

Item 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement

As discussed in “Explanatory Note” to this Form 10-Q/A and in Note 1 to the Consolidated Financial Statements, American Express Credit Corporation (Credco) is restating its Consolidated Financial Statements and other financial information as of and for the three and six months ended June 30, 2009 and 2008. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatements adjustments.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

Notes 1, 5, 6 and 6 to the Consolidated Financial Statements included herein also contain information regarding the nature and impact of the restatement.

The following table sets forth the effects of the restatement adjustments on the Ratio of Earnings to Fixed Charges for the years ended December 31, 2008 and 2007 and for the six months ended June 30, 3009.

RATIO OF EARNINGS TO FIXED CHARGES

(millions)	As Previously Reported	Restated

2007	1.38	1.38
2008	1.50	1.62
June 30, 2009	1.66	1.51

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AMERICAN EXPRESS CREDIT CORPORATION

Overview

Credco, together with its subsidiaries ~~(Credco)~~, is a wholly-owned subsidiary of American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American Express). Credco is engaged in the business of financing non-interest-bearing cardmember receivables arising from the use of the American Express® Card, the American Express® Gold Card, Platinum Card®, Corporate Card, and other American Express Cards issued in the United States and in designated currencies outside the United States. Credco also finances certain interest-bearing and discounted revolving loans mainly comprised of American Express credit cards issued in non-U.S. markets, although interest-bearing and revolving loans are primarily funded by subsidiaries of TRS other than Credco.

Current Economic Environment/Outlook

Credco continues to remain cautious about the business environment. During the second quarter of 2009, cardmember spending remained under pressure within all of American Express’s business. While the year-over-year spending decline was fairly consistent through the first five months of the year, the decline has moderated slightly in June and July, and will likely moderate further as compared to last year’s results. Despite the moderation of the decline, however, it is likely that Credco will continue to experience a reduction in the financing of cardmember receivables and loans.

In October 2008, American Express moved to increase its flexibility in funding U.S. consumer and small business charge card receivables by amending the receivables purchase agreements between Credco and each of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) (together, the Banks). The previous agreements called for the Banks, which issue American Express’ U.S. consumer and small business charge cards, to sell all unsecuritized receivables related to spending on those cards to Credco. The amended agreements give the Banks the flexibility to continue to sell the receivables to Credco or to retain the receivables and fund them from their own sources. These amendments will allow American Express to shift, from time-to-time, the funding of those receivables from Credco to the Banks. Credco, which raises funds for the purpose of buying receivables through the sale of commercial paper, as well as through the issuance of medium- and long-term debt securities, can transfer proceeds of its funding activities in excess of its needs broadly to other subsidiaries of American Express, including to the Banks. The new arrangements between Credco and the Banks will have no impact on Credco’s funding of U.S. corporate charge card receivables and charge card receivables outside the United States.

Results of Operations for the six months ended June 30, 2009 and 2008

Pretax income depends primarily on the volume of cardmember receivables and loans purchased, the discount factor used to determine purchase price, the relationship of the total discount to Credco’s interest expense, and the collectibility of cardmember receivables and loans purchased.

Credco’s consolidated net income decreased ~~48~~60 percent to $~~212~~162 million for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. The year-over-year decrease was primarily due to a decrease in discount revenue earned from a smaller base of purchased cardmember receivables and loans, interest income earned on loans to affiliates, and interest income from investments, partially offset by a decrease in interest expense and provisions for losses, net of recoveries. A portion of the decrease in net income was also due to the year-over-year decrease in other revenues for the reasons described below.

25

AMERICAN EXPRESS CREDIT CORPORATION

The following table summarizes the changes attributable to the increase (decrease) in key revenue and expense accounts for the six month period ended June 30, 2009, compared with the six month period ended June 30, 2008 (millions):

Discount revenue earned on purchased cardmember receivables and loans:
Volume of receivables and loans purchased	$(756)
Discount rates	(112)

Total	$(868)

Interest income from affiliates:
Average loans to affiliates	$(41)
Interest rates	(122)

Total	$(163)

Interest income from investments:
Average investments outstanding	$55
Interest rates	(141)

Total	$(86)

Provisions for losses, net of recoveries:
Volume of receivables purchased	$(262)
Provisions rates and volume of recoveries	13

Total	$(249)

Interest expense:
Average debt outstanding	$(267)
Interest rates	(131)

Total	$(398)

Interest expense to affiliates:
Average debt outstanding	$9
Interest rates	(132)

Total	$(123)

Discount Revenue Earned on Purchased Cardmember Receivables and Loans

Discount revenue decreased 69 percent or $868 million to $381 million for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, due to a decrease in both the volume of receivables purchased and discount rates. Volume of receivables and loans purchased for the six months ended June 30, 2009, was 60 percent lower than the same period a year ago, primarily due to the amendment of the receivables purchase agreements between Credco and each of Centurion Bank and FSB. Purchased volume does not include those cardmember receivables transferred with recourse to Credco and cardmember receivables and loans funded by loans to affiliates. Discount rates, which vary over time due to changes in market interest rates or changes in the collectibility of cardmember receivables, decreased an average of approximately 21 basis points compared to the six months ended June 30, 2008.

Interest Income from Affiliates

Interest income from affiliates decreased 43 percent or $163 million to $219 million for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. The year-over-year decrease is due to a decrease in both the interest rates charged to affiliates and, to a lesser extent, the volume of loans to affiliates. The average volume of loans to affiliates decreased primarily due to the impact of foreign exchange rates and, to a lesser extent, to the amendment of the funding structure with respect to Germany. The average interest rate charged to affiliates

26

AMERICAN EXPRESS CREDIT CORPORATION

during the six months ended June 30, 2009, was 115 basis points lower than the average interest rate charged to affiliates in the same six month period a year ago.

Interest Income from Investments

Interest income from investments decreased 60 percent or $86 million to $57 million for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. The year-over-year decrease is due to the decrease of the average interest rate on the total investment portfolio of approximately 113 basis points for the six months ended June 30, 2009, as compared to the same six month period a year ago, as well as the maturity of $400 million of U.S. Treasury securities in 2009.

Other Revenues

Other revenues decreased $56 million to $(46) million for the six months ended June 30, 2009 as compared to the prior year period primarily as a result of the change in value of foreign exchange forward contracts.

Provisions for Losses, Net of Recoveries

The provisions for losses, net of recoveries, decreased 70 percent or $249 million to $107 million for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. The year-over-year decrease primarily reflects a reduction in the volume of receivables purchased, due to the amendment of the receivables purchase agreements with the Banks previously discussed.

Interest Expense and Interest Expense to Affiliates

Interest expense and interest expense to affiliates decreased 56 percent and 79 percent, respectively, for the six months ended June 30, 2009, as compared to the same period a year ago. Interest expense decreased due to lower interest rates and lower average debt outstanding. Interest expense to affiliates decreased due to lower interest rates, partially offset by an increase in average debt outstanding. The average interest rate on debt outstanding during the six months ended June 30, 2009, was 61 basis points lower than the same period a year ago. The average rate due to affiliates during the six months ended June 30, 2009, was 125 basis points lower than the same period a year ago.

Service Fees to Affiliates

Service fees to affiliates decreased to $1 million for the six months ended June 30, 2009, as compared to $102 million for the six months ended June 30, 2008, due to a decrease in servicing provided under service level agreements with affiliates as a result of the previously discussed amendment of the receivables purchase agreements with the Banks.

Income Taxes

Credco’s effective tax rate was 8 percent and ~~12~~13 percent for the six months ended June 30, 2009, and 2008, respectively.

Cardmember Receivables

At June 30, 2009, and December 31, 2008, Credco owned $9.0 billion and $10.9 billion of cardmember receivables, respectively. Cardmember receivables represent amounts due from charge card customers and are recorded at the time they are purchased from the seller. Included in cardmember receivables are Credco Receivables Corporation (CRC)’s purchases of the participation interests from American Express Receivables Financing Corporation V LLC (RFC V) in conjunction with TRS’ securitization program. At June 30, 2009, and December 31, 2008, CRC owned approximately $2.0 billion and $2.4 billion, respectively, of participation interests purchased from RFC V.

27

AMERICAN EXPRESS CREDIT CORPORATION

The following table summarizes selected information related to the cardmember receivables portfolio:

As of and for six months ended (Millions, except percentages)	June 30, 2009	December 31, 2008	June 30, 2008 Restated

Total cardmember receivables	$9,038	$10,859	$
Loss reserves	$160	$204		$771
as a % of receivables (a)	1.8%	1.9%
Average life of cardmember receivables (in days)	30	32		33

Cardmember receivables – 180 day write-off (a)	$1,997	$2,444		N/A
30 days past due as a % of total	2.1%	2.6%		N/A
Average receivables	$1,981	$11,413		N/A
Write-offs, net of recoveries	$36	$493		N/A
Net write-off rate (a)	3.7%	11.7%		N/A

Cardmember receivables – 360 day write-off	$7,041	$8,415	$
90 days past due as a % of total	2.1%	2.8%		3.9%
Write-offs, net of recoveries	$94	$77		$364
Net write-off rate (c)	0.21%	0.13%		0.26%

(a)

In the fourth quarter of 2008, American Express revised the time period in which past due cardmember receivables for its U.S. Card Services segment are written off to 180 days past due, consistent with applicable bank regulatory guidance. Previously, receivables were written off when 360 days past due. Credco’s receivables subject to 180 day write-off and the related net write-off rate, which reflects write-offs, net of recoveries expressed as a percentage of the average amount of cardmember receivables owned by Credco at the beginning of the year and at the end of each month in each of the periods indicated, are reflected above.

(b)

Represents the average life of cardmember receivables owned by Credco, based upon the ratio of the average amount of both billed and unbilled receivables owned by Credco at the end of each month, during the periods indicated, to the volume of cardmember receivables purchased by Credco.

(c)	Credco’s write-offs, net of recoveries, expressed as a percentage of the volume of cardmember receivables purchased by Credco in each of the periods indicated.

Cardmember receivables owned at June 30, 2009, decreased approximately $1.8 billion from December 31, 2008, as a result of a reduction in cardmember receivables purchased due to the expected seasonal changes in cardmember spending, and to a lesser extent, the wind down of receivables purchased from Amex Bank of Canada.

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AMERICAN EXPRESS CREDIT CORPORATION

Reserves for Cardmember Receivables and Cardmember Loans

The following is an analysis of the reserves for cardmember receivables and cardmember loans:

Six months ended (Millions)	June 30, 2009	June 30, 2008

Balance, beginning of period	$218	$841
Provisions for losses (a)	107	356
Accounts written-off (a)	(138)	(370)
Other	(10)	(45)

Balance, end of period	$177	$782

(a)	Includes recoveries on accounts previously written-off of $39 million and $81 million during the six months ended June 30, 2009 and 2008, respectively.

Loans to Affiliates

Components of loans to affiliates were as follows:

(Millions)	June 30, 2009	December 31, 2008	June 30, 2008

TRS Subsidiaries:
American Express Australia Limited	$3,381	$3,204	$4,184
American Express Services Europe Limited	2,699	2,388	3,108
Amex Bank of Canada	2,403	2,257	2,649
American Express Centurion Bank (a)	—	2,225	—
American Express International, Inc.	785	943	860
American Express Co. (Mexico) S.A. de C.V.	412	392	489
American Express Bank (Mexico) S.A.	333	317	350

Total (b)	$10,013	$11,726	$11,640

(a)

During 2008, Credco loaned $2.2 billion to Centurion Bank as a consequence of the previously discussed amendment of the receivables purchase agreements. In February 2009, Centurion Bank repaid $2.2 billion to Credco.

(b)	Of the approximately $10.0 billion outstanding of loans to affiliates, approximately $6.5 billion are collateralized by the underlying cardmember receivables transferred with recourse.

In July 2009, American Express International, Inc. repaid $323 million of its outstanding loan amount to Credco.

Investment Portfolio

Credco’s investment portfolio primarily supports its contingent liquidity strategy by investing mainly in U.S. Government and agency obligations. Credco’s objective is to manage the type and mix of assets as well as their maturity profile in order to ensure the cash and liquidity needs can be met without relying on the sale of investments prior to maturity. As a result, Credco generally holds its investments to maturity. Credco nonetheless seeks to invest in portfolios of securities with sufficient liquidity that could be accessed prior to maturity should changes in cash needs occur.

All of Credco’s investments are classified as available-for-sale. Credco reviews its investments at least quarterly and more often as market conditions may require to evaluate their fair values and to identify investments that have indications of other-than-temporary impairments. The determination of other-than-temporary impairments for available-for-sale securities is a subjective process, requiring the use of various assumptions and application of judgment.

29

AMERICAN EXPRESS CREDIT CORPORATION

AMERICAN EXPRESS CREDIT CORPORATION

Government Sponsored Enterprises

At June 30, 2009, Credco owned approximately $2.7 billion of senior unsecured debentures issued by Government Sponsored Enterprises (GSEs): Fannie Mae and Freddie Mac. On September 7, 2008, the Federal Housing Finance Agency (FHFA) announced the decision to place Fannie Mae and Freddie Mac into a conservatorship controlled by the FHFA. These actions were designed to protect the senior and subordinated debt and the mortgage-backed securities of the GSEs. The total net unrealized gains on these securities were approximately $29 million at June 30, 2009.

Money Market Fund

Credco owned a $500 million investment in the Reserve Primary Fund (the Fund), a money market fund. The net asset value of the Fund fell below $1 per share in September 2008, at which time Credco recorded a loss of $15 million related to this investment. Credco has received approximately $449 million from the Fund since it filed a redemption order with Reserve, the Fund sponsor, in September 2008, which includes $22 million received on April 17, 2009. The remaining amount due from the Fund is recorded in deferred charges and other assets on Credco’s Consolidated Balance Sheets. The timing of receipt of the remaining proceeds cannot be determined at this time.

With the exception of its exposure to the Fund, Credco did not experience any defaults or events of default, or determine it would not receive timely contractual payments of interest and repayment of principal on any of its holdings in its investment portfolios.

Due from Affiliates

At June 30, 2009, and December 31, 2008, due from affiliates was $4.9 billion and $3.7 billion, respectively. These amounts relate primarily to timing differences between the purchase of cardmember receivables and remittances from TRS on cardmember receivables purchased by Credco, which are net settled in the subsequent month in the normal course of business.

Short-term Debt to Affiliates

Components of short-term debt to affiliates were as follows:

(Millions)	June 30, 2009	December 31, 2008	June 30, 2008

American Express	$6,890	$3,579	$2,712
AE Exposure Management Ltd.	1,052	2,356	2,354
TRS	1,018	1,483	406
American Express Holdings (Netherlands) C.V.	419	417	384
American Express Europe Limited	175	175	—
National Express Company, Inc.	133	91	2,094
American Express Publishing Corp.	46	84	53
Other	152	132	136

Total	$9,885	$8,317	$8,139

Short-term debt to affiliates consists primarily of master note agreements for which there is no stated term.

30

AMERICAN EXPRESS CREDIT CORPORATION

Consolidated Capital Resources and Liquidity

Credco’s balance sheet management objectives are to maintain a broad, deep, and diverse set of funding sources to finance its assets and meet operating requirements and liquidity programs that enable Credco to meet its obligations for at least a 12 month period should some or all of its funding sources become inaccessible.

Funding Strategy

Credco seeks to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations and cost-effectively finance current and future asset growth as well as to maintain a strong liquidity profile. Diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity, or investor. The mix of Credco’s funding in any period will seek to achieve cost-efficiency while both maintaining diversified sources and achieving its liquidity objectives. Credco’s funding strategy and activities are integrated into its asset-liability management activities.

Credco, like many financial services companies, has historically relied on the debt capital markets to fulfill a substantial amount of its funding needs. It has a variety of funding sources available to access the debt capital markets, including commercial paper and senior unsecured debentures. Conditions in the debt capital markets have generally been very strained since September 2008, although they have recovered somewhat in the second quarter of 2009. One of the principal tenets of Credco’s funding strategy is to issue debt with a wide range of maturities to reduce and distribute its refinancing requirements in future periods. Credco continues to assess its funding needs and investor demand and could change the mix of its existing sources as well as seek to add new sources to its funding mix. Credco’s funding plan is subject to various risks and uncertainties, such as disruption of financial markets, market capacity, and demand for securities offered by Credco as well as any regulatory changes. Many of these risks and uncertainties are beyond Credco’s control.

Credco’s current funding strategy for 2009 is to raise funds to maintain sufficient cash and readily-marketable securities that are easily convertible to cash in order to, at a minimum, meet seasonal and other working capital needs for the next 12 months. Working capital needs include maturing debt obligations, both long and short term, changes in receivables and other asset balances, as well as operating requirements.

Credco’s liquidity and funding strategy is designed to maintain appropriate and stable debt ratings from the major credit rating agencies, Standard & Poor’s (S&P), Moody’s Investor Services (Moody’s), Dominion Bond Rating Service (DBRS), and Fitch Ratings (Fitch). However, Credco is not immune to the impact on corporate ratings arising from the uncertainty in financial markets and the weakening economic environment. The most recent updates that the rating agencies have provided on Credco’s ratings are as follows:

Credit Agency	Date of Notice	Short- Term ratings	Long- Term ratings	Outlook	Nature of ratings update

Fitch	April 16, 2009	F1	A+	Negative	Outlook changed from ‘Stable’ to ‘Negative’

S&P	July 24, 2009	A-2	BBB+	Negative	Previous ratings reaffirmed

DBRS	July 24, 2009	R-1 (middle)	A (high)	Negative	Previous ratings reaffirmed
Moody’s	July 27, 2009	Prime-1	A2	Stable	Previous ratings reaffirmed

31

AMERICAN EXPRESS CREDIT CORPORATION

A downgrade in Credco’s long-term debt rating could result in paying higher interest expense on Credco’s unsecured debt, as well as higher fees related to its committed lines of credit. In addition to increased funding costs, a lower long-term debt rating could also reduce Credco’s borrowing capacity in the unsecured term debt capital markets.

Short-term Funding Programs

Credco’s short-term funding requirements have historically been met primarily by the sale of commercial paper. Credco’s commercial paper is a widely recognized name in the money markets and is supported by a diverse base among short-term investors. Credco has readily sold the volume of commercial paper necessary to meet its funding needs as well as to cover the daily maturities of commercial paper issued. During the first half of 2009 and all of 2008, Credco had continuous access to the commercial paper markets. Its commercial paper issuances after mid-September 2008 were issued at shorter weighted average maturities than Credco’s historical trend, consistent with the changes in issuance maturities occurring across the overall commercial paper market, as reported by the Federal Reserve. During this period, Credco has significantly reduced its reliance on the commercial paper market.

On October 7, 2008, the Federal Reserve Board established the Commercial Paper Funding Facility (CPFF). The CPFF provides three-month liquidity to U.S. issuers of commercial paper through a special purpose vehicle (SPV), which purchases three month unsecured and asset-backed commercial paper directly from eligible issuers using financing provided by the Federal Reserve Bank of New York. Credco is eligible to have up to $14.7 billion of commercial paper outstanding with the SPV at any one time. Credco continues to be eligible to participate in the CPFF based on its current short-term ratings assigned by Moody’s and Fitch. The commercial paper must be rated at least A1/P1/F1 by two or more major nationally recognized statistical rating organizations to qualify for participation in the CPFF. The CPFF is currently set to expire at February 1, 2010. At June 30, 2009, Credco had no commercial paper outstanding with the CPFF.

Based on the maximum available borrowings under committed third party bank credit facilities and term liquidity portfolio investment securities, Credco’s total back-up liquidity coverage of net short-term borrowings was in excess of 100 percent at June 30, 2009 and December 31, 2008.

Long-term Funding Programs

Long-term debt is raised through the offering of debt securities in the United States and international capital markets. Long-term debt is generally defined as any debt with an original maturity greater than 12 months.

Credco had the following long-term debt outstanding:

(Billions)	Quarter ended June 30, 2009	Year ended December 31, 2008

Long-term debt outstanding	$17.9	$20.0
Average long-term debt	$18.7	$21.2

Credco also has the ability to issue debt securities under shelf registrations filed with the Securities and Exchange Commission (SEC). The shelf registration statement filed with the SEC is for an unspecified amount of debt securities to be issued from time to time. During the six months ended June 30, 2009, Credco did not issue any debt securities from its U.S. shelf registration. At June 30, 2009, Credco had $10.6 billion of debt securities outstanding issued under the SEC registration statements.

32

Credco, in conjunction with certain subsidiaries of American Express, has established a program for the issuance of debt instruments outside the United States to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program cannot exceed $50.0 billion. At June 30, 2009, $3.0 billion was outstanding under this program, of which $2.5 billion was issued by Credco.

Credco established a program in Australia for the issuance of debt securities from time to time of up to approximately $4.8 billion. During the six months ended June 30, 2009, no notes were issued under this program. At June 30, 2009, approximately $4.1 billion was available for issuance under this program.

During the first quarter of 2008, a new shelf prospectus was filed and became effective in Canada for a medium-term note program providing for the issuance from time to time, in Canada, of up to approximately $3.0 billion of notes by American Express Canada Credit Corporation (Cancredco), an indirect wholly-owned subsidiary of Credco. All notes issued under this shelf registration will be guaranteed by Credco. During the six months ended June 30, 2009, no notes were issued under this program. The financial results of Cancredco are included in the consolidated financial results of Credco.

The most restrictive limitation on dividends imposed by the debt instruments issued by Credco is the requirement that Credco maintain a minimum consolidated net worth of $50 million. There are no significant restrictions on the ability of Credco to obtain funds from its subsidiaries by dividend or loan. Additionally, there are no limitations on the amount of debt that can be issued by Credco.

Credco paid cash dividends of $75 million to TRS during the six months ended June 30, 2009. Additionally, Credco paid cash dividends of $125 million to TRS on August 10, 2009.

Liquidity Strategy

Credco seeks to ensure that it has adequate liquidity in the form of cash and readily-marketable securities easily convertible into cash, as well as access to cash and cash equivalents, to continuously meet its business needs, sustain operations, and satisfy its obligations for a period of at least 12 months without access to the unsecured debt capital markets. This objective is managed by accessing capital to finance business growth through a broad and diverse set of funding programs, and maintaining a variety of contingent sources of cash and financing.

As a result of Credco’s funding activities during 2008, Credco raised funds that substantially exceeded its 2008 and 2009 funding needs. The excess was invested with the purpose of increasing the amount of cash and readily-marketable securities Credco holds. The availability of these funds raised in 2008 meant that Credco had no requirement to access the term debt markets in the first half of 2009.

The upcoming approximate maturities of Credco’s long-term debt are as follows:

(Billions)	Debt Maturities

Quarter Ending:

September 30, 2009	$1.5
December 31, 2009	1.1
March 31, 2010	—
June 30, 2010	1.4

Total	$4.0

The amount of cash and readily-marketable securities Credco expects to maintain will be substantially greater than its historical levels of holdings. Credco expects to incur higher net interest cost of carry on these amounts, which will be dependent on the amount Credco actually maintains, as well as the difference between its cost of funding these amounts and their investment yields.

AMERICAN EXPRESS CREDIT CORPORATION

Cash and Readily-Marketable Securities

At June 30, 2009, Credco had cash and cash equivalents of approximately $5.6 billion as well as $2.7 billion of longer-term readily-marketable securities. These investments are limited to high credit quality, highly liquid short-term instruments, as well as longer term, highly liquid instruments, such as U.S. Government Sponsored Enterprises’ obligations. These instruments are managed to either mature prior to the maturity of borrowings that will occur within the next 12 months, or are sufficiently liquid that Credco can sell them or enter into sale/repurchase agreements to immediately raise cash proceeds to meet liquidity needs.

Committed Bank Credit Facilities

Credco maintained committed bank credit facilities at June 30, 2009, as follows:

(Billions)	Total	American Express	Credco

Committed (a)	$10.8	$1.3	$9.5	(b)
Outstanding	$2.9	$—	$2.9

(a)	Included is $2.9 billion outstanding related to the Australian facility.

(b)	Credco has the right to borrow a maximum amount of $10.8 billion with a commensurate maximum $1.3 billion reduction in the amount available to American Express.

Credco’s committed bank credit facilities expire as follows:

(Billions)

2010		$1.9

2011		2.7

2012		6.2

Total	$	~~10.~~10.8

The availability of the credit lines is subject to Credco’s compliance with certain financial covenants that require maintenance of a 1.25 ratio of combined earnings and fixed charges to fixed charges. The ratio of earnings to fixed charges for Credco was 1.~~66~~51 for the six months ended June 30, 2009. The ratio of earnings to fixed charges for American Express for the six months ended June 30, 2009 was 1.84.

Committed bank credit facilities do not contain material adverse change clauses which would preclude borrowing under the credit facilities. Additionally, the facilities may not be terminated should there be a change in Credco’s credit rating.

In consideration of all its funding sources, Credco believes that it has the liquidity to satisfy all maturing obligations and fund normal business operations for at least a 12-month period from June 30, 2009.

AMERICAN EXPRESS CREDIT CORPORATION

Forward-Looking Statements

Various statements have been made in this Amendment No.1 to the Quarterly Report on Form 10-Q that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in Credco’s other reports filed with or furnished to the SEC and in other documents. In addition, from time to time, Credco, through its management, may make oral forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual results to differ materially from such statements. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements. Credco cautions you that the risk factors described below are not exclusive. There may also be other risks that Credco is unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Credco undertakes no obligation to update or revise any forward-looking statements.

Factors that could cause actual results to differ materially from Credco’s forward-looking statements include, but are not limited to:

•

credit trends, which will depend in part on the economic environment, including, among other things, the housing market and the rates of bankruptcies, which can affect spending on card products and debt payments by individual and business customers;

•	Credco’s ability to accurately estimate the provisions for losses in Credco’s outstanding portfolio of cardmember receivables and loans;

•	fluctuations in foreign currency exchange rates;

•	negative changes in Credco’s credit ratings, which could result in decreased liquidity and higher borrowing costs;

•

changes in laws or government regulations affecting American Express’ business, including the potential impact of the Credit Card Accountability Responsibility and Disclosure Act of 2009 and regulations adopted by federal bank regulators relating to certain credit and charge card practices;

•	the effect of fluctuating interest rates, which could affect Credco’s borrowing costs;

•	the impact on American Express’ business resulting from continuing geopolitical uncertainty;

•	Credco’s ability to satisfactorily remediate (i) the accounting error resulting in the restatement or (ii) its material weakness in internal control over financial reporting;

•

Credco’s ability to satisfy its liquidity needs and execute on its funding plans, which will depend on, among other things, Credco’s future business growth, its credit ratings, market capacity and demand for securities offered by Credco, performance by Credco’s counterparties under its bank credit facilities and other lending facilities, and regulatory changes, including adoption of changes to the policies, rules and regulations of the Board of Governors of the Federal Reserve System;

•

Credco’s ability to meet the criteria for participation in certain liquidity facilities and other funding programs, including the Commercial Paper Funding Facility being made available through the Federal Reserve Bank of New York, or through other governmental entities; and

•	Credco’s ability to access in a timely manner its remaining investment in the Reserve Primary Fund.

OTHER REPORTING MATTERS

Accounting Developments

See “Recently Issued Accounting Standards” section of Note ~~1~~2 to the Consolidated Financial Statements.

AMERICAN EXPRESS CREDIT CORPORATION

Item 4.   CONTROLS AND PROCEDURES

The following has been amended to reflect the restatement of Credco’s consolidated financial statements as discussed further in “Explanatory Note” and in Note 1 to the Consolidated Financial Statements.

Evaluation of Disclosure Controls and Procedures

Credco’s management, with the participation of Credco’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Credco’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, Credco’s Chief Executive Officer and Chief Financial Officer have concluded that, ~~as of the end of such period,~~ Credco’s disclosure controls and procedures ~~are~~ were not effective. ~~There have not been any changes in Credco’s~~ as of June 30, 2009 due to the material weakness identified and described below.

As described in the Explanatory Note herein, Credco identified an error in its accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income, (ii) accrued interest and other liabilities, and retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of September 2007. Following a review of its controls and processes, Credco’s management has determined that it did not maintain effective controls over processes to accurately record or monitor certain of its net investments in consolidated foreign subsidiaries with similar funding structures. This deficiency resulted in an error that was not prevented or detected on a timely basis and resulted in restatements of the financial statements for the fiscal years ended December 31, 2008 and 2007, including each of the quarterly periods in fiscal year 2008 and the third and fourth quarters in fiscal year 2007, and for the first and second quarters in 2009. Accordingly, Credco’s management concluded that this deficiency constitutes a material weakness.

Remediation Steps to Address Material Weakness in Internal Controls

Credco has reviewed its processes and controls for recording and monitoring net investments in foreign consolidated subsidiaries and has determined that the error was limited to a discrete number of similar transactions (specifically three funding structures related to net investments in consolidated foreign subsidiaries). Credco has performed a detailed review of each of these net investment funding structures and has determined there have been no other errors in accounting. Credco has also enhanced its controls with respect to recording and monitoring funding structures related to net investments in consolidated foreign subsidiaries to prevent future errors in accounting from occurring.

Based on the actions taken, Credco believes that, as of the date of this Form 10-Q/A, the potential risk of a material misstatement related to the accounting for net investments in consolidated foreign subsidiaries for these three funding structures is remote. In addition, management is performing additional actions to remediate the material weakness including the continued evaluation of the effectiveness of its internal control over financial reporting ~~(as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during Credco’s fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect,~~on an ongoing basis, and will take further actions as appropriate.

To address the material weakness Credco performed additional analysis and other procedures in connection with the preparation of the financial statements included in this Form 10-Q/A. Accordingly, management believes that

AMERICAN EXPRESS CREDIT CORPORATION

the consolidated financial statements included herein fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

There were no changes to Credco’s internal control over financial reporting~~.~~   that occurred during the second quarter ended June 30, 2009 that would have a material effect, or are reasonably likely to have a material effect, on Credco’s internal control over financial reporting.

AMERICAN EXPRESS CREDIT CORPORATION

PART II. OTHER INFORMATION

ITEM 1A. RISK FACTORS

For a discussion of Credco’s risk factors, see Part I, Item 1A. “Risk Factors” of ~~our Annual Report on~~Credco’s Form 10-K/A for the year ended December 31, 2008. There are no material changes from the risk factors set forth in such ~~Annual Report on~~ Form 10-K/A.

Item 6. EXHIBITS

The exhibits required to be filed with this report are listed on page E-1 hereof, under “Exhibit Index,” which is incorporated herein by reference.

AMERICAN EXPRESS CREDIT CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN EXPRESS CREDIT CORPORATION
(Registrant)

DATE:	~~August 12~~November 16, 2009	By	/s/ ~~Christopher S. Forno~~David L. Yowan

~~Christopher S. Forno~~
~~President and~~ David L. Yowan
Chief Executive Officer

DATE:	~~August 12~~November 16, 2009	By	/s/ Lawrence A. Belmonte

Lawrence A. Belmonte
Vice President and Chief Accounting Officer

AMERICAN EXPRESS CREDIT CORPORATION

EXHIBIT INDEX

Pursuant to Item 601 of Regulation S-K

	Description	How Filed

Exhibit 4(a)	Form of Permanent Global Registered Fixed-Rate Medium-Term Senior Note, Series D	Incorporated by reference to Exhibit 4(i) to Registrant’s Registration Statement on Form S-3 dated June 16, 2009 (File No. 333-1600018)

Exhibit 4(b)	Form of Permanent Global Registered Floating-Rate Medium-Term Senior Note, Series D	Incorporated by reference to Exhibit 4(j) to Registrant’s Registration Statement on Form S-3 dated June 16, 2009 (File No. 333-1600018)

Exhibit 4(c)	Form of Medium-Term Note – Master Note relating to the Company’s InterNotes® program	Incorporated by reference to Exhibit 4(l) to Registrant’s Registration Statement on Form S-3 dated June 16, 2009 (File No. 333-1600018)

Exhibit 12.1	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Credit Corporation.	Electronically filed herewith.

Exhibit 12.2	Computation in Support of Ratio of Earnings to Fixed Charges of American Express Company.	Electronically filed herewith.

Exhibit 31.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.	Electronically filed herewith.

Exhibit 31.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.	Electronically filed herewith.

Exhibit 32.1	Certification of ~~Christopher S. Forno~~David L. Yowan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Electronically filed herewith.

Exhibit 32.2	Certification of ~~David L. Yowan~~Anderson Y. Lee, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Electronically filed herewith.

E-1

EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,		Years Ended December 31,

	2009 Restated		2008 Restated		2007 Restated		2006	2005

Earnings:
Net income	$	~~212~~162	$	~~745~~864	$	~~720~~725	$622	$415

Income tax provision		~~19~~15		~~68~~132		~~57~~60	95	50
Interest expense		350		1,618		2,046	1,614	1,141

Total earnings (a)	$	~~581~~527		$2,~~431~~614		$2,~~823~~831	$2,331	$1,606

Fixed charges - Interest expense (b)		$350		$1,618		$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)		1.~~66~~51		1.~~50~~62		1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,

	2009	2008	2007	2006	2005

Earnings:
Pretax income from continuing operations	$962	$3,581	$5,694	$5,152	$3,979
Interest expense	1,102	3,628	4,525	3,258	2,415
Other adjustments	58	144	143	139	150

Total earnings (a)	$2,122	$7,353	$10,362	$8,549	$6,544

Fixed charges:
Interest expense	$1,102	$3,628	$4,525	$3,258	$2,415
Other adjustments	54	114	106	106	151

Total fixed charges (b)	$1,156	$3,742	$4,631	$3,364	$2,566

Ratio of earnings to fixed charges (a/b)	1.84	1.96	2.24	2.54	2.55

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.

EXHIBIT 31.1
CERTIFICATION

I, ~~Christopher S. Forno~~David L. Yowan, certify that:

1. I have reviewed this ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~August 12~~November 16, 2009	/s/ ~~Christopher S. Forno~~ David L. Yowan

~~Christopher S. Forno~~ David L. Yowan
~~President and~~ Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION

I, ~~David L. Yowan~~Anderson Y. Lee, certify that:

1. I have reviewed this ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~August 12~~November 16, 2009	/s/ ~~David L. Yowan~~Anderson Y. Lee

~~David L. Yowan~~ Anderson Y. Lee
Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation (the “Company”) for the quarterly period ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~Christopher S. Forno~~David L. Yowan, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ~~Christopher S. Forno~~David L. Yowan

Name:	~~Christopher S. Forno~~David L. Yowan
Title:	Chief Executive Officer
Date:	~~August 12~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the ~~quarterly report~~Amendment No. 1 to the Quarterly Report on Form 10-Q of American Express Credit Corporation (the “Company”) for the quarterly period ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), ~~David L. Yowan~~Anderson Y. Lee, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ~~David L. Yowan~~Anderson Y. Lee

Name:	~~David L. Yowan~~Anderson Y. Lee
Title:	Chief Financial Officer
Date:	~~August 12~~November 16, 2009

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being “filed” as part of the Form 10-Q/A or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.2 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.